Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Financial Statements

September 30, 2024 and 2023

(Unaudited)

KB Financial Group Inc. and Subsidiaries

Page(s)
Report on Review of Condensed Consolidated Interim Financial Statements	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3

Consolidated Interim Statements of Comprehensive Income	4-5

Consolidated Interim Statements of Changes in Equity	6

Consolidated Interim Statements of Cash Flows	7-8

Notes to the Consolidated Interim Financial Statements	9

Report on Review of Condensed Consolidated Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and the Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”). These condensed consolidated interim financial statements consist of the consolidated interim statement of financial position of the Group as at September 30, 2024, and the related consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2024 and 2023, and consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2024 and 2023, and material accounting policy information and other selected explanatory notes, expressed in Korean Won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS No. 1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2023, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements in our audit report dated March 6, 2024. The consolidated statement of financial position as at December 31, 2023, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2023.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea
November 14, 2024

This report is effective as of November14, 2024, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

September 30, 2024 and December 31, 2023

(in millions of Korean won)

	Notes	September 30, 2024 (Unaudited)		December 31, 2023
Assets
Cash and due from financial institutions	4,6,7,30	~~W~~	26,228,938	~~W~~	29,836,311
Financial assets at fair value through profit or loss	4,6,11		76,935,965		77,038,267
Derivative financial assets	4,6,8		5,729,437		6,157,628
Loans measured at amortized cost	4,6,9,10		466,006,550		444,805,287
Financial investments	4,6,11		127,271,531		122,199,529
Investments in associates and joint ventures			734,628		722,222
Insurance contract assets	29		312,757		229,640
Reinsurance contract assets	29		1,506,907		1,655,168
Property and equipment			5,277,479		4,945,699
Investment property			3,870,633		4,109,784
Intangible assets			1,971,123		1,950,858
Net defined benefit assets	18		366,010		374,090
Current income tax assets			315,156		244,317
Deferred income tax assets	12,25		162,162		274,225
Assets held for sale			139,071		208,230
Other assets	4,6		28,505,952		20,986,897

Total assets		~~W~~	745,334,299	~~W~~	715,738,152

Liabilities
Financial liabilities at fair value through profit or loss	4,6,13	~~W~~	10,197,638	~~W~~	10,920,435
Derivative financial liabilities	4,6,8		5,336,320		6,210,639
Deposits	4,6,14		423,538,438		406,512,434
Borrowings	4,6,15		64,811,736		69,583,561
Debentures	4,6,16		72,371,977		69,176,668
Insurance contract liabilities	29		55,153,985		50,308,552
Reinsurance contract liabilities	29		39,557		36,030
Provisions	17		1,192,397		1,444,418
Net defined benefit liabilities	18		84,946		81,869
Current income tax liabilities			408,170		145,335
Deferred income tax liabilities	12,25		1,908,205		2,179,966
Other liabilities	4,6		50,380,914		40,264,935

Total liabilities			685,424,283		656,864,842

Equity
Share capital			2,090,558		2,090,558
Hybrid securities			5,082,553		5,032,803
Capital surplus			16,617,900		16,647,916
Accumulated other comprehensive income	27		494,967		2,295,165
Retained earnings			34,569,260		32,029,199
Treasury shares			(906,739)		(1,165,837)

Equity attributable to shareholders of the Parent Company	19		57,948,499		56,929,804
Non-controlling interests			1,961,517		1,943,506

Total equity			59,910,016		58,873,310

Total liabilities and equity		~~W~~	745,334,299	~~W~~	715,738,152

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2024 and 2023

(in millions of Korean won, except per share amounts)

	Notes	2024 (Unaudited)				2023 (Unaudited)
		Three months		Nine months		Three months		Nine months
Interest income		~~W~~	7,637,802	~~W~~	22,863,335	~~W~~	7,413,308	~~W~~	21,410,551
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			7,267,464		21,740,172		7,045,473		20,356,792
Interest income from financial instruments at fair value through profit or loss			362,483		1,099,071		361,923		1,036,549
Insurance finance interest income			7,855		24,092		5,912		17,210
Interest expense			(4,472,835)		(13,340,646)		(4,288,660)		(12,452,234)
Interest expense			(4,082,095)		(12,161,452)		(3,903,367)		(11,271,663)
Insurance finance interest expense			(390,740)		(1,179,194)		(385,293)		(1,180,571)

Net interest income	5,20		3,164,967		9,522,689		3,124,648		8,958,317

Fee and commission income			1,342,678		4,069,582		1,292,826		3,989,242
Fee and commission expense			(399,974)		(1,217,150)		(391,415)		(1,222,421)

Net fee and commission income	5,21		942,704		2,852,432		901,411		2,766,821

Insurance income			2,911,136		8,479,376		2,887,715		8,227,494
Insurance income			2,781,960		8,211,493		2,614,061		7,678,319
Reinsurance income			129,176		267,883		273,654		549,175
Insurance expense			(2,556,509)		(7,106,647)		(2,487,650)		(6,995,207)
Insurance service expense			(2,335,001)		(6,438,682)		(2,263,081)		(6,366,129)
Reinsurance expense			(221,508)		(667,965)		(224,569)		(629,078)

Net insurance income	5,29		354,627		1,372,729		400,065		1,232,287

Net gains on financial instruments at fair value through profit or loss	5,22		902,023		1,472,733		7,441		1,166,755

Other insurance finance income (expense)	29		35,803		(268,979)		117,369		(183,476)

Net other operating expenses	5,23		(893,719)		(1,584,287)		(591,060)		(1,309,268)

General and administrative expenses	5,18,24		(1,650,799)		(4,872,926)		(1,564,691)		(4,723,919)

Operating income before provision for credit losses	5		2,855,606		8,494,391		2,395,183		7,907,517

Provision for credit losses	5,7,9,10,17		(498,055)		(1,479,143)		(448,685)		(1,768,170)

Net operating income	5		2,357,551		7,015,248		1,946,498		6,139,347

Share of profit of investments in associates and joint ventures	5		2,770		657		7,659		12,108
Net other non-operating expenses	5		(76,170)		(955,038)		(51,079)		(244,042)

Net non-operating expenses			(73,400)		(954,381)		(43,420)		(231,934)

Profit before income tax expense	5		2,284,151		6,060,867		1,903,078		5,907,413

Income tax expense	5,25		(688,112)		(1,690,949)		(565,973)		(1,555,386)

Profit for the period	5		1,596,039		4,369,918		1,337,105		4,352,027

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2024 and 2023

(in millions of Korean won, except per share amounts)

	Notes	2024 (Unaudited)				2023 (Unaudited)
		Three months		Nine months		Three months		Nine months
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		~~W~~	5,330		17,081	~~W~~	(10,560)		(620)
Share of other comprehensive loss of associates and joint ventures			—		—		—		(2)
Gains (losses) on equity securities at fair value through other comprehensive income			19,540		(223,395)		(12,352)		(25,723)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			2,565		(8,318)		(708)		(51,293)

			27,435		(214,632)		(23,620)		(77,638)

Items that may be reclassified subsequently to profit or loss:
Currency translation differences			(138,222)		144,192		72,968		164,926
Gains (losses) on debt securities at fair value through other comprehensive income			1,378,954		1,281,217		(625,121)		201,403
Share of other comprehensive income (loss) of associates and joint ventures			362		276		594		(587)
Gains (losses) on cash flow hedging instruments	8		36,602		5,420		(33,652)		(47,884)
Gains (losses) on hedging instruments of net investments in foreign operations	8		74,053		(17,166)		(30,506)		(69,902)
Insurance finance income(expense)	29		(1,641,512)		(2,982,638)		825,260		642,376

			(289,763)		(1,568,699)		209,543		890,332

Other comprehensive income (loss) for the period, net of tax			(262,328)		(1,783,331)		185,923		812,694

Total comprehensive income for the period		~~W~~	1,333,711	~~W~~	2,586,587	~~W~~	1,523,028	~~W~~	5,164,721

Profit attributable to:	5
Shareholders of the Parent Company		~~W~~	1,613,946	~~W~~	4,395,289	~~W~~	1,368,890	~~W~~	4,376,514
Non-controlling interests			(17,907)		(25,371)		(31,785)		(24,487)

		~~W~~	1,596,039	~~W~~	4,369,918	~~W~~	1,337,105	~~W~~	4,352,027

Total comprehensive income for the period attributable to:
Shareholders of the Parent Company		~~W~~	1,344,178	~~W~~	2,592,295	~~W~~	1,560,941	~~W~~	5,185,728
Non-controlling interests			(10,467)		(5,708)		(37,913)		(21,007)

		~~W~~	1,333,711	~~W~~	2,586,587	~~W~~	1,523,028	~~W~~	5,164,721

Earnings per share (in Korean won)	28
Basic earnings per share		~~W~~	4,129	~~W~~	11,168	~~W~~	3,444	~~W~~	11,004
Diluted earnings per share			4,090		11,034		3,368		10,755

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2024 and 2023

(in millions of Korean won)

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non-controlling interests		Total equity
Balance as of January 1, 2023	~~W~~	2,090,558	~~W~~	4,434,251	~~W~~	16,940,731	~~W~~	1,312,521	~~W~~	28,922,273	~~W~~	(836,188)	~~W~~	1,280,102	~~W~~	54,144,248

Changes in accounting policies		—		—		—		(62,599)		26,152		—		—		(36,447)
Balance as of January 1, 2023 (After the restatement)		2,090,558		4,434,251		16,940,731		1,249,922		28,948,425		(836,188)		1,280,102		54,107,801
Comprehensive income for the period
Profit for the period		—		—		—		—		4,376,514		—		(24,487)		4,352,027
Remeasurements of net defined benefit liabilities		—		—		—		(1,350)		—		—		730		(620)
Currency translation differences		—		—		—		162,050		—		—		2,876		164,926
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		149,339		26,466		—		(125)		175,680
Share of other comprehensive loss of associates and joint ventures		—		—		—		(589)		—		—		—		(589)
Losses on cash flow hedging instruments		—		—		—		(47,884)		—		—		—		(47,884)
Losses on hedging instruments of net investments in foreign operations		—		—		—		(69,902)		—		—		—		(69,902)
Insurance finance income		—		—		—		642,376		—		—		—		642,376
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(51,293)		—		—		—		(51,293)

Total comprehensive income for the period		—		—		—		782,747		4,402,980		—		(21,006)		5,164,721

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(564,970)		—		—		(564,970)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		(391,933)		—		—		(391,933)
Issuance of hybrid securities		—		598,552		—		—		—		—		429,079		1,027,631
Dividends on hybrid securities		—		—		—		—		(136,845)		—		(48,725)		(185,570)
Acquisition of treasury shares										—		(373,695)				(373,695)
Retirement of treasury shares		—		—		—		—		(242,096)		242,096		—		—
Others		—		—		(297,108)		—		—		—		327,458		30,350

Total transactions with shareholders		—		598,552		(297,108)		—		(1,335,844)		(131,599)		707,812		(458,187)

Balance as of September 30, 2023 (Unaudited)	~~W~~	2,090,558	~~W~~	5,032,803	~~W~~	16,643,623	~~W~~	2,032,669	~~W~~	32,015,561	~~W~~	(967,787)	~~W~~	1,966,908	~~W~~	58,814,335

Balance as of January 1, 2024	~~W~~	2,090,558	~~W~~	5,032,803	~~W~~	16,647,916	~~W~~	2,295,165	~~W~~	32,029,199	~~W~~	(1,165,837)	~~W~~	1,943,506	~~W~~	58,873,310

Comprehensive income for the period
Profit for the period		—		—		—		—		4,395,289		—		(25,371)		4,369,918
Remeasurements of net defined benefit liabilities		—		—		—		16,705		—		—		376		17,081
Currency translation differences		—		—		—		126,026		—		—		18,166		144,192
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		1,059,514		(2,796)		—		1,104		1,057,822
Share of other comprehensive income of associates and joint ventures		—		—		—		276				—		—		276
Gains on cash flow hedging instruments		—		—		—		5,403		—		—		17		5,420
Losses on hedging instruments of net investments in foreign operations		—		—		—		(17,166)		—		—		—		(17,166)
Insurance finance expense		—		—		—		(2,982,638)		—		—		—		(2,982,638)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(8,318)		—		—		—		(8,318)

Total comprehensive income for the period		—		—		—		(1,800,198)		4,392,493		—		(5,708)		2,586,587

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(587,006)		—		—		(587,006)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		(600,085)		—		—		(600,085)
Issuance of hybrid securities		—		399,059		—		—		—		—		756,317		1,155,376
Dividends on hybrid securities		—		—		—		—		(150,164)		—		(77,162)		(227,326)
Redemption of hybrid securities		—		(349,309)		—		—		—		—		(659,867)		(1,009,176)
Acquisition of treasury shares		—		—		—		—		—		(490,679)		—		(490,679)
Disposal of treasury shares		—		—		3,975		—		—		234,600		—		238,575
Retirement of treasury shares										(515,177)		515,177				—
Ownership changes in subsidiaries		—		—		—		—		—		—		15,445		15,445
Others		—		—		(33,991)		—		—		—		(11,014)		(45,005)

Total transactions with shareholders		—		49,750		(30,016)		—		(1,852,432)		259,098		23,719		(1,549,881)

Balance as of September 30, 2024 (Unauidted)	~~W~~	2,090,558	~~W~~	5,082,553	~~W~~	16,617,900	~~W~~	494,967	~~W~~	34,569,260	~~W~~	(906,739)	~~W~~	1,961,517	~~W~~	59,910,016

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2024 and 2023

(in millions of Korean won)

	Notes	2024 (Unaudited)		2023 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	4,369,918	~~W~~	4,352,027

Adjustment for non-cash items
Net gains on financial assets at fair value through profit or loss			(622,772)		(541,537)
Net losses on derivative financial instruments for hedging purposes			80,376		105,400
Provision for credit losses			1,479,143		1,768,170
Net losses on financial investments			33,471		127,600
Share of profit of associates and joint ventures			(657)		(12,108)
Depreciation and amortization expense			675,950		633,417
Other net losses on property and equipment/intangible assets			114,330		167,165
Share-based payments			113,370		59,435
Post-employment benefits			134,553		115,406
Net interest income			(22,888)		225,429
Losses (gains) on foreign currency translation			320,320		(82,607)
Insurance finance income			(8,201,039)		(5,894,158)
Reinsurance finance expense			1,261,882		833,477
Other expenses			600,039		535,618

			(4,033,922)		(1,959,293)

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			1,113,034		(2,621,024)
Derivative financial instruments			(151,155)		(84,235)
Loans measured at fair value through other comprehensive income			(294,656)		(282,095)
Loans measured at amortized cost			(22,299,914)		(10,307,577)
Current income tax assets			(70,840)		(58,211)
Deferred income tax assets			122,322		(54,077)
Other assets			(6,898,416)		(11,439,090)
Financial liabilities at fair value through profit or loss			(989,319)		(1,476,930)
Deposits			16,218,279		4,674,976
Current income tax liabilities			262,835		(678,319)
Deferred income tax liabilities			415,150		460,548
Other liabilities			9,581,049		19,477,075
Insurance contract assets			(83,116)		(132,573)
Reinsurance contract assets			(1,108,761)		(1,015,697)
Insurance contract liabilities			8,960,635		6,681,253
Reinsurance contract liabilities			31,913		3,946
Investment contract liabilities			(138,234)		(234,378)

			4,670,806		2,913,592

Net cash inflow from operating activities			5,006,802		5,306,326

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2024 and 2023

(in millions of Korean won)

	Notes	2024 (Unaudited)		2023 (Unaudited)
Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			(33,619)		(42,094)
Disposal of financial asset at fair value through profit or loss			6,932,112		8,739,818
Acquisition of financial asset at fair value through profit or loss			(7,185,528)		(8,384,554)
Disposal of financial investments			28,468,338		30,865,620
Acquisition of financial investments			(31,072,493)		(32,901,359)
Disposal of investments in associates and joint ventures			82,274		63,748
Acquisition of investments in associates and joint ventures			(93,485)		(51,954)
Disposal of property and equipment			4,856		7,762
Acquisition of property and equipment			(175,147)		(190,037)
Acquisition of investment property			—		(122,645)
Disposal of intangible assets			13,046		5,222
Acquisition of intangible assets			(184,883)		(288,126)
Net cash flows from changes in ownership of subsidiaries			22,887		495,842
Others			(211,395)		(214,540)

Net cash outflow from investing activities			(3,433,037)		(2,017,297)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(199,198)		(43,373)
Net decrease in borrowings			(5,768,403)		(2,563,050)
Increase in debentures			32,062,925		40,673,371
Decrease in debentures			(30,104,715)		(41,269,378)
Increase in other payables to trust accounts			544,993		1,905,161
Dividends paid			(1,187,092)		(956,902)
Issuance of hybrid securities			399,059		598,552
Redemption of hybrid securities			(349,309)		—
Dividends paid on hybrid securities			(150,164)		(136,844)
Acquisition of treasury shares			(490,679)		(373,695)
Redemption of principal elements of lease payments			(238,543)		(208,309)
Increase in non-controlling interests			194,331		729,557
Others			(172,091)		(286,017)

Net cash outflow from financing activities			(5,458,886)		(1,930,927)

Effect of exchange rate changes on cash and cash equivalents			174,979		64,899

Net increase (decrease) in cash and cash equivalents			(3,710,142)		1,423,001
Cash and cash equivalents at the beginning of the period	30		25,826,588		26,534,798

Cash and cash equivalents at the end of the period	30	~~W~~	22,116,446	~~W~~	27,957,799

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations. The Parent Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The Parent Company’s headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd. which was classified as a subsidiary and the name was changed to KB Life Insurance Co., Ltd. in December 2022. Then in January 2023, it merged with another existing KB Life Insurance Co., Ltd. The Parent Company sold 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on June 30, 2023.

The Parent Company’s share capital as of September 30, 2024, is \ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

The Group’s condensed consolidated interim financial statements for the nine-month period ended September 30, 2024, have been prepared in accordance with Korean IFRS No.1034 Interim Financial Reporting and contain less information than is required in annual consolidated financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Group since the end of the previous annual reporting period. These condensed consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of September 30, 2024.

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2024.

•	Amendment of Korean IFRS No.1001 “Presentation of Financial Statements” - Classification of Liabilities into Current and Non-Current and Non-current Liabilities with Covenants

Liabilities are classified as current or non-current based on their substantive rights existing at the end of the reporting period, without considering the possibility of exercising the right to delay the payment or management’s expectations. Also, if the transfer of equity instruments is included in the payment of liabilities, it is excluded if the option to pay with equity instruments is recognized separately from the liability in a compound financial instrument and meets the definition of equity instruments. These amendments do not have a significant impact on the financial statements.

•	Amendment of Korean IFRS No.1007 “Statement of Cash Flows” and No.1107 “Financial Instruments: Disclosures” – Disclosure of Supplier Finance Arrangements

The amendments require disclosure of the effects of supplier finance arrangements on the Group’s liabilities, cash flows and exposure to liquidity risk. These amendments do not have a significant impact on the financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2024. (cont’d)

•	Amendment of Korean IFRS No.1116 “Leases” - Lease Liability in a Sale and Leaseback

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. These amendments do not have a significant impact on the financial statements.

•	Amendment of Korean IFRS No.1001 “Presentation of Financial Statements” – Disclosure of Virtual Asset

The amendments require additional disclosure for virtual assets held by the Group, virtual assets entrusted by customers to the Group, and the issuance and transfer of virtual assets. These amendments do not have a significant impact on the financial statements.

2.1.2 The following are the accounting standards that have been established or announced but have not yet been implemented, which the Group has not applied

•

Amendment of Korean IFRS No.1021 “The Effects of Changes in Foreign Exchange Rates” and Korean IFRS No.1101 “First-time Adoption of International Financial Reporting Standards” – Lack of exchangeability

The amendments require the Group to determine a spot exchange rate when exchangeability is lacking, and to disclose information on the nature and financial effects of the currency not being exchangeable into the other currency, the spot exchange rate(s) used, the estimation process, and the risks to which the Group is exposed. This amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2025. These amendments do not have a significant impact on the financial statements.

2.1.3 Restatement of financial statements for the nine-month period ended September 30, 2023 for the application of “Variable Fee Approach”

The Group has initially applied on December 31, 2023, guidelines for calculating policy reserves and recognizing revenue for insurance companies announced by Financial Supervisory Service (FSS) in South Korea. Under these guidelines, the Group applied the “Variable Fee Approach” to the financial statements as of December 31, 2023 and year then ended. The effects of this change have been retrospectively applied to the comparative disclosure for past periods as a “change in accounting policy.” The condensed consolidated interim financial statements as of september 30, 2023 and the nine-month period then ended, presented herein for the comparative purpose, have been restated to reflect the impact of this retrospective application. The effect of the change in accounting policy to the previous consolidated financial statements is as follows.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

2.1.3.1 the consolidated statement of comprehensive income for the nine-month period ended September 30, 2023

	Before the effects of change in accounting policy		After the effects of change in accounting policy		Net increase (decrease)
Interest income	~~W~~	8,846,811	~~W~~	8,958,317	~~W~~	111,506
Insurance finance interest expense		(1,292,077)		(1,180,571)		111,506
Net insurance income		1,211,863		1,232,287		20,424
Insurance income		8,223,836		8,227,494		3,658
Insurance expense		(7,011,973)		(6,995,207)		16,766
Other insurance finance expenses		(59,747)		(183,476)		(123,729)
Net operating income		6,131,146		6,139,347		8,201
Net non-operating expenses		(231,934)		(231,934)		—
Profit before income tax expense		5,899,212		5,907,413		8,201
Income tax expense		(1,553,257)		(1,555,386)		(2,129)
Profit for the period		4,345,955		4,352,027		6,072
Other comprehensive income (loss) for the period, net of tax		819,197		812,694		(6,503)
Insurance finance expense		648,879		642,376		(6,503)
Total comprehensive income for the period		5,165,152		5,164,721		(431)

2.1.3.2 Due to the effects of change in accounting policy stated above, the Group’s total liabilities and equity has increased and decreased by ~~W~~ 36,447 million, and there is no effect on the consolidated statement of cash flows.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company‘s functional and presentation currency.

2.4 Critical Accounting Estimates

The Group applies accounting policies and uses judgements, accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks used in the preparation of these condensed consolidated interim financial statements are the same as 2023 financial statements, except for the method of estimating income tax expense.

3. Material Accounting Policies

The material accounting policies and calculation methods applied in the preparation of these consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2023, except for the impact of changes due to adopting new and amended standards and interpretations described in Note 2.1 and below paragraph.

The Group is subject to Pillar2 income taxes, and has applied a temporary exemption provision regarding the recognition and disclosure of deferred taxes related to the Pillar 2 rules. Income tax expense for the interim period is measured applying the expected average annual income tax rate applicable on expected total annual income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Group by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, operational risk, interest rate risk, insurance risk, liquidity risk, credit concentration risk, strategy risk, and reputation risk are recognized as the Group’s significant risks and measured and managed by quantifying them in the form of internal capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the Board of Directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Group.

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Group’s risk management detailed policies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management purposes, the Group manages all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors in an integrated way.

4.2.2 Credit risk management

The Group measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Group allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

All of the Kookmin Bank’s loan customers (individuals and corporates) are assigned a credit rating and managed by a comprehensive internal credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in Kookmin Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, Kookmin Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

KB Kookmin Card Co., Ltd.‘s credit scoring system is divided into Application Scoring System (“ASS”) and Behavior Scoring System (“BSS”). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the ASS credit rating is above the standard. KB Kookmin Card Co., Ltd.‘s internal information, external information from the credit bureau company and others, and personal information on the application are used to calculate the ASS credit rating. The BSS, which is recalculated on a weekly basis, predicts the delinquency probability of cardholders, and utilizes it to monitor cardholders and portfolio risk.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group of Kookmin Bank, a subsidiary, is in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group of Kookmin Bank is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Financial assets
Due from financial institutions measured at amortized cost *	~~W~~	23,594,253	~~W~~	27,579,279
Financial assets at fair value through profit or loss:
Due from financial institutions measured at fair value through profit or loss		58,798		79,811
Securities measured at fair value through profit or loss		71,775,639		72,658,432
Loans measured at fair value through profit or loss		295,358		183,726
Financial instruments indexed to the price of gold		132,111		93,743
Derivatives		5,729,437		6,157,628
Loans measured at amortized cost *		466,006,550		444,805,287
Financial investments:
Securities measured at fair value through other comprehensive income		85,234,138		78,926,437
Securities measured at amortized cost *		37,819,886		39,701,389
Loans measured at fair value through other comprehensive income		1,095,323		801,050
Other financial assets *		23,775,818		16,544,513

		715,517,311		687,531,295

Off-balance sheet items
Acceptances and guarantees contracts		14,037,148		13,763,222
Financial guarantee contracts		6,328,420		7,828,205
Commitments		207,900,943		203,906,179

		228,266,511		225,497,606

	~~W~~	943,783,822	~~W~~	913,028,901

*	After netting of allowance

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.4.1 Credit risk exposure

Credit qualities of loans as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	143,595,450	~~W~~	7,558,693	~~W~~	3,366	~~W~~	—	~~W~~	151,157,509
Grade 2		71,729,585		11,307,782		28,509		—		83,065,876
Grade 3		3,716,981		4,706,611		68,639		—		8,492,231
Grade 4		827,154		1,171,159		68,831		—		2,067,144
Grade 5		24,057		648,292		3,056,940		—		3,729,289

		219,893,227		25,392,537		3,226,285		—		248,512,049

Retail
Grade 1		174,788,606		4,579,572		12,588		—		179,380,766
Grade 2		8,098,553		3,843,639		37,009		—		11,979,201
Grade 3		4,155,278		1,491,099		31,708		—		5,678,085
Grade 4		284,216		368,189		28,877		—		681,282
Grade 5		47,160		752,537		1,237,185		—		2,036,882

		187,373,813		11,035,036		1,347,367		—		199,756,216

Credit card
Grade 1		11,521,725		196,350		—		—		11,718,075
Grade 2		6,108,379		804,746		—		—		6,913,125
Grade 3		1,871,487		1,346,828		—		—		3,218,315
Grade 4		11,105		463,277		—		—		474,382
Grade 5		2,618		196,002		666,892		—		865,512

		19,515,314		3,007,203		666,892		—		23,189,409

		426,782,354		39,434,776		5,240,544		—		471,457,674

Loans measured at fair value through other comprehensive income
Corporate
Grade1		1,055,518		—		—		—		1,055,518
Grade2		39,805		—		—		—		39,805
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		1,095,323		—		—		—		1,095,323

		1,095,323		—		—		—		1,095,323

	~~W~~	427,877,677	~~W~~	39,434,776	~~W~~	5,240,544	~~W~~	—	~~W~~	472,552,997

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.4.1 Credit risk exposure (cont’d)

(In millions of Korean won)	December 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	142,216,615	~~W~~	6,765,165	~~W~~	2,122	~~W~~	—	~~W~~	148,983,902
Grade 2		65,606,587		10,632,633		40,942		—		76,280,162
Grade 3		3,547,489		3,964,877		8,231		—		7,520,597
Grade 4		654,654		1,285,650		31,645		—		1,971,949
Grade 5		16,188		581,524		2,871,510		—		3,469,222

		212,041,533		23,229,849		2,954,450		—		238,225,832

Retail
Grade 1		165,579,777		4,147,682		11,945		—		169,739,404
Grade 2		7,133,302		3,664,451		30,019		—		10,827,772
Grade 3		4,941,476		1,614,245		26,804		—		6,582,525
Grade 4		258,300		375,964		24,908		—		659,172
Grade 5		42,561		776,597		1,064,258		—		1,883,416

		177,955,416		10,578,939		1,157,934		—		189,692,289

Credit card
Grade 1		10,776,164		253,905		—		—		11,030,069
Grade 2		5,854,931		936,657		—		—		6,791,588
Grade 3		1,645,099		1,416,715		—		—		3,061,814
Grade 4		7,827		431,083		—		—		438,910
Grade 5		2,432		229,439		795,719		—		1,027,590

		18,286,453		3,267,799		795,719		—		22,349,971

		408,283,402		37,076,587		4,908,103		—		450,268,092

Loans measured at fair value through other comprehensive income
Corporate
Grade1		762,041		—		—		—		762,041
Grade2		39,009		—		—		—		39,009
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		801,050		—		—		—		801,050
		801,050		—		—		—		801,050

	~~W~~	409,084,452	~~W~~	37,076,587	~~W~~	4,908,103	~~W~~	—	~~W~~	451,069,142

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.4.1 Credit risk exposure (cont’d)

Credit qualities of loans graded according to internal credit ratings as of September 30, 2024 and December 31, 2023, are as follows:

	Range of probability of default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	12-month expected credit losses		Lifetime expected credit losses				Total
			Not impaired		Impaired
Guarantees	~~W~~	119,056,635	~~W~~	8,347,588	~~W~~	463,970	~~W~~	127,868,193
Deposits and savings		2,481,315		123,076		12,660		2,617,051
Property and equipment		14,738,863		1,197,608		233,454		16,169,925
Real estate		212,885,238		19,967,756		2,213,620		235,066,614

	~~W~~	349,162,051	~~W~~	29,636,028	~~W~~	2,923,704	~~W~~	381,721,783

(In millions of Korean won)	December 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Total
			Not impaired		Impaired
Guarantees	~~W~~	114,669,115	~~W~~	7,639,754	~~W~~	425,696	~~W~~	122,734,565
Deposits and savings		2,461,434		129,853		15,176		2,606,463
Property and equipment		15,121,688		1,109,156		442,084		16,672,928
Real estate		196,412,901		19,374,276		2,893,235		218,680,412

	~~W~~	328,665,138	~~W~~	28,253,039	~~W~~	3,776,191	~~W~~	360,694,368

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	34,272,092	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	34,272,092
Grade 2		3,565,471		—		—		—		3,565,471
Grade 3		874		—		—		—		874
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		37,838,437		—		—		—		37,838,437

Securities measured at fair value through other comprehensive income
Grade 1		78,321,892		—		—		—		78,321,892
Grade 2		6,904,390		—		—		—		6,904,390
Grade 3		7,856		—		—		—		7,856
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		85,234,138		—		—		—		85,234,138

	~~W~~	123,072,575	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	123,072,575

(In millions of Korean won)	December 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	35,812,502	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	35,812,502
Grade 2		3,907,307		—		—		—		3,907,307
Grade 3		852		—		—		—		852
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		39,720,661		—		—		—		39,720,661

Securities measured at fair value through other comprehensive income
Grade 1		72,574,183		—		—		—		72,574,183
Grade 2		6,326,108		—		—		—		6,326,108
Grade 3		26,146		—		—		—		26,146
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		78,926,437		—		—		—		78,926,437

	~~W~~	118,647,098	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	118,647,098

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.5 Credit risk of securities (cont’d)

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of September 30, 2024 and December 31, 2023, are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	22,345,503	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	22,345,503
Grade 2		574,173		—		—		—		574,173
Grade 3		105,818		—		—		—		105,818
Grade 4		15		—		—		—		15
Grade 5		570,450		—		—		—		570,450

	~~W~~	23,595,959	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	23,595,959

(In millions of Korean won)	December 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	26,279,729	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	26,279,729
Grade 2		503,794		—		—		—		503,794
Grade 3		108,290		—		—		—		108,290
Grade 4		—		—		—		—		—
Grade 5		688,487		—		—		—		688,487

	~~W~~	27,580,300	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	27,580,300

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of September 30, 2024 and December 31, 2023, are the same as the criteria for securities other than equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.7 Credit risk concentration analysis

4.2.7.1 Classifications of corporate loans by industry as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	25,310,367	10.13	~~W~~	(209,848)	~~W~~	25,100,519
Manufacturing		55,915,558	22.37		(588,803)		55,326,755
Service		112,640,206	45.07		(1,139,835)		111,500,371
Wholesale and retail		30,329,293	12.14		(511,750)		29,817,543
Construction		7,125,065	2.85		(250,920)		6,874,145
Public sector		2,305,779	0.92		(62,129)		2,243,650
Others		16,276,462	6.52		(277,660)		15,998,802

	~~W~~	249,902,730	100.00	~~W~~	(3,040,945)	~~W~~	246,861,785

(In millions of Korean won)	December 31, 2023
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	25,194,810	10.53	~~W~~	(147,964)	~~W~~	25,046,846
Manufacturing		51,666,785	21.60		(619,644)		51,047,141
Service		106,907,060	44.69		(1,247,642)		105,659,418
Wholesale and retail		29,904,053	12.50		(502,211)		29,401,842
Construction		7,047,906	2.95		(280,598)		6,767,308
Public sector		2,259,364	0.94		(83,029)		2,176,335
Others		16,230,630	6.79		(276,811)		15,953,819

	~~W~~	239,210,608	100.00	~~W~~	(3,157,899)	~~W~~	236,052,709

4.2.7.2 Classifications of retail loans and credit card receivables as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	103,070,288	46.23	~~W~~	(279,033)	~~W~~	102,791,255
General loan		96,685,928	43.37		(1,237,063)		95,448,865
Credit card		23,189,409	10.40		(894,083)		22,295,326

	~~W~~	222,945,625	100.00	~~W~~	(2,410,179)	~~W~~	220,535,446

(In millions of Korean won)	December 31, 2023
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	97,142,065	45.81	~~W~~	(227,758)	~~W~~	96,914,307
General loan		92,550,224	43.65		(1,141,322)		91,408,902
Credit card		22,349,971	10.54		(935,826)		21,414,145

	~~W~~	212,042,260	100.00	~~W~~	(2,304,906)	~~W~~	209,737,354

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	23,595,959	100.00	~~W~~	(1,706)	~~W~~	23,594,253

		23,595,959	100.00		(1,706)		23,594,253

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		58,798	100.00		—		58,798

		58,798	100.00		—		58,798

Securities measured at fair value through profit or loss
Government and government funded institutions		24,985,202	34.82		—		24,985,202
Finance and insurance		35,019,725	48.78		—		35,019,725
Others		11,770,712	16.40		—		11,770,712

		71,775,639	100.00		—		71,775,639

Derivative financial assets
Government and government funded institutions		29,579	0.52		—		29,579
Finance and insurance		5,397,012	94.19		—		5,397,012
Others		302,846	5.29		—		302,846

		5,729,437	100.00		—		5,729,437

Securities measured at fair value through other comprehensive income
Government and government funded institutions		47,550,025	55.79		—		47,550,025
Finance and insurance		25,654,682	30.10		—		25,654,682
Others		12,029,431	14.11		—		12,029,431

		85,234,138	100.00		—		85,234,138

Securities measured at amortized cost
Government and government funded institutions		16,088,021	42.52		(615)		16,087,406
Finance and insurance		21,471,307	56.74		(17,463)		21,453,844
Others		279,109	0.74		(473)		278,636

		37,838,437	100.00		(18,551)		37,819,886

	~~W~~	224,232,408		~~W~~	(20,257)	~~W~~	224,212,151

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.7.3 4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of September 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	27,580,300	100.00	~~W~~	(1,021)	~~W~~	27,579,279

		27,580,300	100.00		(1,021)		27,579,279

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		79,811	100.00		—		79,811

		79,811	100.00		—		79,811

Securities measured at fair value through profit or loss
Government and government funded institutions		21,022,824	28.94		—		21,022,824
Finance and insurance		37,426,249	51.51		—		37,426,249
Others		14,209,359	19.55		—		14,209,359

		72,658,432	100.00		—		72,658,432

Derivative financial assets
Government and government funded institutions		52,508	0.85		—		52,508
Finance and insurance		5,785,110	93.95		—		5,785,110
Others		320,010	5.20		—		320,010

		6,157,628	100.00		—		6,157,628

Securities measured at fair value through other comprehensive income
Government and government funded institutions		44,790,264	56.75		—		44,790,264
Finance and insurance		21,546,428	27.30		—		21,546,428
Others		12,589,745	15.95		—		12,589,745

		78,926,437	100.00		—		78,926,437

Securities measured at amortized cost
Government and government funded institutions		16,391,846	41.27		(655)		16,391,191
Finance and insurance		22,960,878	57.80		(17,965)		22,942,913
Others		367,937	0.93		(652)		367,285

		39,720,661	100.00		(19,272)		39,701,389

	~~W~~	225,123,269		~~W~~	(20,293)	~~W~~	225,102,976

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group calculates and manages liquidity ratio and others for all transactions and off-balance transactions related to liquidity, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of September 30, 2024 and December 31 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	3,299,318	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,299,318
Financial liabilities designated at fair value through profit or loss [1]		6,898,320		—		—		—		—		—		6,898,320
Derivatives held for trading [1]		5,111,754		—		—		—		—		—		5,111,754
Derivatives held for hedging [2]		1,243		985		24,733		35,877		59,606		1		122,445
Deposits [3]		176,042,876		38,460,143		67,250,627		124,657,148		24,881,921		1,501,711		432,794,426
Borrowings		10,582,917		16,289,032		8,129,434		19,922,290		9,698,246		1,380,613		66,002,532
Debentures		5,870		3,576,374		7,253,092		21,682,919		39,487,826		5,118,404		77,124,485
Lease liabilities		682		29,451		57,419		221,318		590,411		122,301		1,021,582
Other financial liabilities		818,671		35,917,671		153,786		377,502		1,151,266		205,880		38,624,776

	~~W~~	202,761,651	~~W~~	94,273,656	~~W~~	82,869,091	~~W~~	166,897,054	~~W~~	75,869,276	~~W~~	8,328,910	~~W~~	630,999,638

Off-balance sheet items
Commitments [4]	~~W~~	207,900,943	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	207,900,943
Acceptances and guarantees contracts		14,037,148		—		—		—		—		—		14,037,148
Financial guarantee contracts [5]		6,328,420		—		—		—		—		—		6,328,420

	~~W~~	228,266,511	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	228,266,511

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of September 30, 2024 and December 31 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,953,472	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,953,472
Financial liabilities designated at fair value through profit or loss [1]		7,966,963		—		—		—		—		—		7,966,963
Derivatives held for trading [1]		5,966,512		—		—		—		—		—		5,966,512
Derivatives held for hedging [2]		7,856		11,887		16,968		48,476		50,888		(4,255)		131,820
Deposits [3]		175,103,423		35,688,530		55,092,937		131,347,718		17,325,661		1,764,854		416,323,123
Borrowings		10,729,326		18,654,410		6,594,666		21,356,372		12,432,385		1,195,946		70,963,105
Debentures		10,077		3,843,626		5,556,957		21,137,247		37,653,013		5,727,779		73,928,699
Lease liabilities		243		27,478		43,005		172,528		366,002		34,804		644,060
Other financial liabilities		875,267		25,693,343		166,001		331,289		1,128,101		264,861		28,458,862

	~~W~~	203,613,139	~~W~~	83,919,274	~~W~~	67,470,534	~~W~~	174,393,630	~~W~~	68,956,050	~~W~~	8,983,989	~~W~~	607,336,616

Off-balance sheet items
Commitments [4]	~~W~~	203,906,179	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	203,906,179
Acceptances and guarantees contracts		13,763,222		—		—		—		—		—		13,763,222
Financial guarantee contracts [5]		7,828,205		—		—		—		—		—		7,828,205

	~~W~~	225,497,606	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	225,497,606

[1]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions. The entire process is carried out through consultation with the Risk Management Council and approval by the Risk Management Committee of the Group. However, insurance companies that are engaged in the insurance business are not subject to these guidelines and are monitored by setting internal capital limits for market risk and interest rate risk based on K-ICS.

In the case of Kookmin Bank, a major subsidiary, the Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank’s Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and Asset Liability Management (“ALM”) operation policies and enacts and revises relevant guidelines. The Risk Management Committee and the Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and revise ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The Financial Planning Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports related matters to the management independently.

Kookmin Bank is closely monitoring the outputs of various industry groups and markets that manage the transition to the new interest rate benchmark, including announcements by regulation authority and various consultative bodies related to the transition to alternative interest rate. In response to these announcements, Kookmin Bank has completed most of the transition and replacement plans according to LIBOR transition programs and plans consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and related matters are reported to the Board of Directors and consultative bodies with senior management as members. Kookmin Bank continues its efforts as a market participant to actively express opinions so that the index interest rate benchmark reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks and minimizing confusion among stakeholders.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

4.5 Operational Risk

4.5.1 Concept

Operational risk of the Group refers to the risk of loss that may occur due to improper or incorrect internal procedures, personnel, systems or external events. Operational risk management plays a role in enhancing the stability and soundness of financial institutions by managing the appropriate level of capital and supplementing the internal control system.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Parent Company manages the Group’s overall operational risk, and each subsidiary establishes and implements operational risk management policies according to its own risk level and implements and operates related systems. The Group Risk Management Committee establishes and allocates risk capital of operational risk for each subsidiary, and subsidiaries manage operational risks at an appropriate level within the allocated risk capital.

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking business	Corporate banking	Loans, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs

	Retail banking	Loans, deposit products, and other related financial services to individuals and households

	Other banking services	Trading activities in securities and derivatives, funding, and other supporting activities

Securities business		Investment banking, brokerage services, and other supporting activities

Non-life insurance business		Non-life insurance and other supporting activities

Credit card business		Credit sale, cash advance, card loan, and other supporting activities

Life insurance business		Life insurance and other supporting activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segment for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
Net operating revenues (expenses) from external customers	~~W~~	4,048,364	~~W~~	3,109,765	~~W~~	809,545	~~W~~	7,967,674	~~W~~	1,420,626	~~W~~	1,139,373	~~W~~	1,587,323	~~W~~	340,386	~~W~~	911,935	~~W~~	—	~~W~~	13,367,317
Intersegment net operating revenues (expenses)		99,197		—		200,222		299,419		41,339		(19,522)		(56,828)		19,377		249,139		(532,924)		—

		4,147,561		3,109,765		1,009,767		8,267,093		1,461,965		1,119,851		1,530,495		359,763		1,161,074		(532,924)		13,367,317

Net interest income (expenses)		4,345,433		2,457,563		845,601		7,648,597		446,901		(30,364)		1,228,047		(179,671)		527,906		(118,727)		9,522,689
Interest income		9,116,422		5,816,676		2,518,290		17,451,388		1,325,861		667,058		1,824,633		477,954		1,195,617		(79,176)		22,863,335
Interest expense		(4,770,989)		(3,359,113)		(1,672,689)		(9,802,791)		(878,960)		(697,422)		(596,586)		(657,625)		(667,711)		(39,551)		(13,340,646)
Net fee and commission income (expenses)		312,743		190,569		331,428		834,740		551,502		(28,143)		583,253		5,928		939,186		(34,034)		2,852,432
Fee and commission income		449,474		297,656		409,059		1,156,189		723,441		6,135		1,363,405		12,039		1,067,903		(259,530)		4,069,582
Fee and commission expense		(136,731)		(107,087)		(77,631)		(321,449)		(171,939)		(34,278)		(780,152)		(6,111)		(128,717)		225,496		(1,217,150)
Net insurance income		—		—		—		—		—		958,859		6,204		353,182		—		54,484		1,372,729
Insurance income		—		—		—		—		—		7,778,028		13,509		715,370		—		(27,531)		8,479,376
Insurance expense		—		—		—		—		—		(6,819,169)		(7,305)		(362,188)		—		82,015		(7,106,647)
Net gains (losses) on financial instruments at fair value through profit or loss		33,671		—		497,269		530,940		401,405		330,577		10,339		371,564		205,394		(377,486)		1,472,733
Net other insurance finance expense		—		—		—		—		—		(32,805)		—		(236,174)		—		—		(268,979)
Net other operating income (expenses)		(544,286)		461,633		(664,531)		(747,184)		62,157		(78,273)		(297,348)		44,934		(511,412)		(57,161)		(1,584,287)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2024
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
General and administrative expenses	~~W~~	(1,395,678)	~~W~~	(1,389,404)	~~W~~	(439,703)	~~W~~	(3,224,785)	~~W~~	(730,415)	~~W~~	(102,891)	~~W~~	(437,101)	~~W~~	(103,408)	~~W~~	(365,362)	~~W~~	91,036	~~W~~	(4,872,926)
Operating income (expenses) before provision for credit losses		2,751,883		1,720,361		570,064		5,042,308		731,550		1,016,960		1,093,394		256,355		795,712		(441,888)		8,494,391
Reversal (provision) of credit losses		(436,904)		(154,448)		1,193		(590,159)		(1,699)		34		(614,892)		(327)		(280,283)		8,183		(1,479,143)
Net operating income (expenses)		2,314,979		1,565,913		571,257		4,452,149		729,851		1,016,994		478,502		256,028		515,429		(433,705)		7,015,248
Share of profit (loss) of associates and joint ventures		—		—		7,318		7,318		(24,431)		1,654		864		(192)		2,440		13,004		657
Net other non-operating income (expenses)		(54,650)		—		(831,518)		(886,168)		(698)		(7,628)		12,991		7,256		(47,636)		(33,155)		(955,038)
Segment profit (loss) before income tax expense		2,260,329		1,565,913		(252,943)		3,573,299		704,722		1,011,020		492,357		263,092		470,233		(453,856)		6,060,867
Income tax benefit (expense)		(748,248)		(413,401)		126,808		(1,034,841)		(156,209)		(270,538)		(123,901)		(67,601)		(83,264)		45,405		(1,690,949)

Profit (loss) for the period	~~W~~	1,512,081	~~W~~	1,152,512	~~W~~	(126,135)	~~W~~	2,538,458	~~W~~	548,513	~~W~~	740,482	~~W~~	368,456	~~W~~	195,491	~~W~~	386,969	~~W~~	(408,451)	~~W~~	4,369,918

Profit (loss) attributable to shareholders of the Parent Company		1,499,338		1,152,512		(33,960)		2,617,890		546,790		739,997		370,383		195,491		385,106		(460,368)		4,395,289
Profit (loss) attributable to non-controlling interests		12,743		—		(92,175)		(79,432)		1,723		485		(1,927)		—		1,863		51,917		(25,371)
Total assets *		234,824,326		175,461,526		141,973,707		552,259,559		63,200,099		39,007,932		31,111,497		33,581,358		64,390,098		(38,216,244)		745,334,299
Total liabilities *		212,277,240		209,038,362		93,627,509		514,943,111		56,376,115		33,116,433		25,850,799		30,446,814		27,154,600		(2,463,589)		685,424,283

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2023
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
Net operating revenues (expenses) from external customers	~~W~~	4,112,908	~~W~~	3,397,857	~~W~~	17,156	~~W~~	7,527,921	~~W~~	1,397,694	~~W~~	1,106,765	~~W~~	1,463,058	~~W~~	246,056	~~W~~	889,942	~~W~~	—	~~W~~	12,631,436
Intersegment net operating revenues (expenses)		224,463		—		195,614		420,077		(79,284)		(76,387)		(73,637)		2,881		203,007		(396,657)		—

		4,337,371	~~W~~	3,397,857	~~W~~	212,770	~~W~~	7,947,998	~~W~~	1,318,410	~~W~~	1,030,378	~~W~~	1,389,421	~~W~~	248,937	~~W~~	1,092,949	~~W~~	(396,657)	~~W~~	12,631,436

Net interest income (expenses)		4,164,284	~~W~~	2,588,027	~~W~~	579,552	~~W~~	7,331,863	~~W~~	450,873	~~W~~	(135,682)	~~W~~	1,218,365	~~W~~	(226,882)	~~W~~	450,937	~~W~~	(131,157)	~~W~~	8,958,317
Interest income		8,575,166		5,738,115		2,111,331		16,424,612		1,284,377		597,870		1,731,859		430,522		1,022,629		(81,318)		21,410,551
Interest expense		(4,410,882)		(3,150,088)		(1,531,779)		(9,092,749)		(833,504)		(733,552)		(513,494)		(657,404)		(571,692)		(49,839)		(12,452,234)
Net fee and commission income (expenses)		324,712		207,139		334,287		866,138		578,805		(23,609)		439,435		(8,277)		894,432		19,897		2,766,821
Fee and commission income		456,007		314,366		415,927		1,186,300		760,731		18,337		1,264,219		1,513		1,002,793		(244,651)		3,989,242
Fee and commission expense		(131,295)		(107,227)		(81,640)		(320,162)		(181,926)		(41,946)		(824,784)		(9,790)		(108,361)		264,548		(1,222,421)
Net insurance income		—		—		—		—		—		875,814		7,157		363,357		—		(14,041)		1,232,287
Insurance income		—		—		—		—		—		7,559,510		15,547		680,113		—		(27,676)		8,227,494
Insurance expense		—		—		—		—		—		(6,683,696)		(8,390)		(316,756)		—		13,635		(6,995,207)
Net gains (losses) on financial instruments at fair value through profit or loss		3,773		—		449,324		453,097		246,131		304,700		6,022		316,949		108,820		(268,964)		1,166,755
Net other insurance finance income		—		—		—		—		—		(1,086)		—		(182,390)		—		—		(183,476)
Net other operating income (expenses)		(155,398)		602,691		(1,150,393)		(703,100)		42,601		10,241		(281,558)		(13,820)		(361,240)		(2,392)		(1,309,268)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2023
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
General and administrative expenses	~~W~~	(1,391,160)	~~W~~	(1,349,042)	~~W~~	(436,149)	~~W~~	(3,176,351)	~~W~~	(675,323)	~~W~~	(105,553)	~~W~~	(453,451)	~~W~~	(70,437)	~~W~~	(341,107)	~~W~~	98,303	~~W~~	(4,723,919)
Operating income before provision for credit losses		2,946,211		2,048,815		(223,379)		4,771,647		643,087		924,825		935,970		178,500		751,842		(298,354)		7,907,517
Reversal (provision) of credit losses		(900,954)		(63,420)		46,123		(918,251)		(37,408)		(1,993)		(567,152)		536		(246,596)		2,694		(1,768,170)
Net operating income (expenses)		2,045,257		1,985,395		(177,256)		3,853,396		605,679		922,832		368,818		179,036		505,246		(295,660)		6,139,347
Share of profit (loss) of associates and joint ventures		—		—		9,358		9,358		(30,436)		1,819		580		—		15,811		14,976		12,108
Net other non-operating income (expenses)		(3,800)		—		(77,033)		(80,833)		(98,632)		2,795		(2,808)		6,913		(47,497)		(23,980)		(244,042)
Segment profit (loss) before income tax expense		2,041,457		1,985,395		(244,931)		3,781,921		476,611		927,446		366,590		185,949		473,560		(304,664)		5,907,413
Income tax benefit (expense)		(534,484)		(501,969)		60,284		(976,169)		(115,094)		(246,489)		(91,626)		(48,467)		(87,426)		9,885		(1,555,386)

Profit (loss) for the period	~~W~~	1,506,973	~~W~~	1,483,426	~~W~~	(184,647)	~~W~~	2,805,752	~~W~~	361,517	~~W~~	680,957	~~W~~	274,964	~~W~~	137,482	~~W~~	386,134	~~W~~	(294,779)	~~W~~	4,352,027

Profit (loss) attributable to shareholders of the Parent Company	~~W~~	1,525,008	~~W~~	1,483,426	~~W~~	(153,062)	~~W~~	2,855,372	~~W~~	361,147	~~W~~	680,326	~~W~~	272,405	~~W~~	137,482	~~W~~	384,895	~~W~~	(315,113)	~~W~~	4,376,514
Profit (loss) attributable to non-controlling interests		(18,035)		—		(31,585)		(49,620)		370		631		2,559		—		1,239		20,334		(24,487)

Total assets *		221,851,975		165,821,667		142,339,211		530,012,853		61,266,989		37,729,688		29,365,575		31,953,218		63,413,640		(38,003,811)		715,738,152
Total liabilities *		201,871,592		203,560,029		88,032,505		493,464,126		54,967,833		31,474,133		24,545,751		27,823,185		25,562,612		(972,798)		656,864,842

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions as of December 31, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Banking service	~~W~~	7,967,674	~~W~~	7,527,921
Securities service		1,420,626		1,397,694
Non-life insurance service		1,139,373		1,106,765
Credit card service		1,587,323		1,463,058
Life insurance service		340,386		246,056
Others		911,935		889,942

	~~W~~	13,367,317	~~W~~	12,631,436

5.2.2 Geographical information

Geographical net operating revenues from external for the nine-month periods ended September 30, 2024 and 2023, and major non-current assets as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	Net operating revenues from external customers				Major non-current assets
	2024		2023		September 30, 2024		December 31, 2023
Domestic	~~W~~	12,211,440	~~W~~	11,576,792	~~W~~	9,935,945	~~W~~	9,851,765
United States		110,915		54,707		31,479		55,125
New Zealand		9,841		9,598		903		1,051
China		146,111		135,113		21,647		21,138
Cambodia		426,354		428,750		92,952		53,322
United Kingdom		56,237		36,669		9,200		4,616
Indonesia		259,969		240,009		414,766		418,115
Others		146,450		149,798		35,451		32,405
Consolidation adjustments		—		—		576,892		568,804

	~~W~~	13,367,317	~~W~~	12,631,436	~~W~~	11,119,235	~~W~~	11,006,341

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	26,228,938	~~W~~	26,229,325
Financial assets at fair value through profit or loss:		76,935,965		76,935,965
Due from financial institutions		58,798		58,798
Debt securities		71,775,639		71,775,639
Equity securities		4,674,059		4,674,059
Loans		295,358		295,358
Others		132,111		132,111
Derivatives held for trading		5,299,079		5,299,079
Derivatives held for hedging		430,358		430,358
Loans measured at amortized cost		466,006,550		467,211,468
Securities measured at amortized cost		37,819,886		37,311,605
Financial assets at fair value through other comprehensive income:		89,451,645		89,451,645
Debt securities		85,234,138		85,234,138
Equity securities		3,122,184		3,122,184
Loans		1,095,323		1,095,323
Other financial assets		23,775,818		23,775,818

	~~W~~	725,948,239	~~W~~	726,645,263

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,299,318	~~W~~	3,299,318
Financial liabilities designated at fair value through profit or loss		6,898,320		6,898,320
Derivatives held for trading		5,111,754		5,111,754
Derivatives held for hedging		224,566		224,566
Deposits		423,538,438		423,875,090
Borrowings		64,811,736		64,793,947
Debentures		72,371,977		72,808,190
Other financial liabilities		48,096,388		48,096,388

	~~W~~	624,352,497	~~W~~	625,107,573

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of September 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	29,836,311	~~W~~	29,833,886
Financial assets at fair value through profit or loss:		77,038,267		77,038,267
Due from financial institutions		79,811		79,811
Debt securities		72,658,432		72,658,432
Equity securities		4,022,555		4,022,555
Loans		183,726		183,726
Others		93,743		93,743
Derivatives held for trading		5,777,682		5,777,682
Derivatives held for hedging		379,946		379,946
Loans measured at amortized cost		444,805,287		445,144,428
Securities measured at amortized cost		39,701,389		38,763,702
Financial assets at fair value through other comprehensive income:		82,498,140		82,498,140
Debt securities		78,926,437		78,926,437
Equity securities		2,770,653		2,770,653
Loans		801,050		801,050
Other financial assets		16,544,513		16,544,513

	~~W~~	696,581,535	~~W~~	695,980,564

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,953,472	~~W~~	2,953,472
Financial liabilities designated at fair value through profit or loss		7,966,963		7,966,963
Derivatives held for trading		5,966,512		5,966,512
Derivatives held for hedging		244,127		244,127
Deposits		406,512,434		406,711,081
Borrowings		69,583,561		69,390,346
Debentures		69,176,668		68,975,750
Other financial liabilities		37,416,916		37,416,916

	~~W~~	599,820,653	~~W~~	599,625,167

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of September 30, 2024 and December 31, 2023, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of securities and others that are traded in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	Fair value of loans is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives and financial instruments at fair value through profit or loss	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including Finite Difference Method (“FDM”), MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Closed Form, and Tree Model or valuation results from independent external professional valuation institutions.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using DCF Model.

Debentures	Fair value is determined using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.2 Fair value hierarchy

The Group believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the consolidated statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	24,608,807	~~W~~	33,632,925	~~W~~	18,694,233	~~W~~	76,935,965
Due from financial institutions		—		—		58,798		58,798
Debt securities		21,719,026		33,409,279		16,647,334		71,775,639
Equity securities		2,757,670		223,646		1,692,743		4,674,059
Loans		—		—		295,358		295,358
Others		132,111		—		—		132,111
Derivatives held for trading		68,949		5,159,109		71,021		5,299,079
Derivatives held for hedging		—		430,358		—		430,358
Financial assets at fair value through other comprehensive income:		42,242,048		45,777,307		1,432,290		89,451,645
Debt securities		41,707,247		43,526,891		—		85,234,138
Equity securities		534,801		1,155,093		1,432,290		3,122,184
Loans		—		1,095,323		—		1,095,323

	~~W~~	66,919,804	~~W~~	84,999,699	~~W~~	20,197,544	~~W~~	172,117,047

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,299,318	~~W~~	—	~~W~~	—	~~W~~	3,299,318
Financial liabilities designated at fair value through profit or loss		289,759		1,267,768		5,340,793		6,898,320
Derivatives held for trading		188,179		4,567,281		356,294		5,111,754
Derivatives held for hedging		—		224,566		—		224,566

	~~W~~	3,777,256	~~W~~	6,059,615	~~W~~	5,697,087	~~W~~	15,533,958

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2023
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	20,695,760	~~W~~	38,118,478	~~W~~	18,224,029	~~W~~	77,038,267
Due from financial institutions		—		26,020		53,791		79,811
Debt securities		18,541,335		37,663,855		16,453,242		72,658,432
Equity securities		2,060,682		428,367		1,533,506		4,022,555
Loans		—		236		183,490		183,726
Others		93,743		—		—		93,743
Derivatives held for trading		58,948		5,624,691		94,043		5,777,682
Derivatives held for hedging		—		379,946		—		379,946
Financial assets at fair value through other comprehensive income:		38,630,447		42,416,785		1,450,908		82,498,140
Debt securities		37,921,922		41,004,515		—		78,926,437
Equity securities		708,525		611,220		1,450,908		2,770,653
Loans		—		801,050		—		801,050

	~~W~~	59,385,155	~~W~~	86,539,900	~~W~~	19,768,980	~~W~~	165,694,035

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,953,472	~~W~~	—	~~W~~	—	~~W~~	2,953,472
Financial liabilities designated at fair value through profit or loss		56,686		881,791		7,028,486		7,966,963
Derivatives held for trading		104,866		5,100,869		760,777		5,966,512
Derivatives held for hedging		—		244,127		—		244,127

	~~W~~	3,115,024	~~W~~	6,226,787	~~W~~	7,789,263	~~W~~	17,131,074

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	33,632,925
Debt securities		33,409,279	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		223,646	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		5,159,109	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Option Model and others	Price of underlying asset, Underlying asset index, Interest rate, Dividend yield, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		430,358	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, CRS interest rate, and others
Financial assets at fair value through other comprehensive income:		45,777,307
Debt securities		43,526,891	DCF Model, Option Model	Underlying asset index, Interest rate, Discount rate, and others
Equity securities		1,155,093	DCF Model	Interest rate, Discount rate
Loans		1,095,323	DCF Model	Discount rate

	~~W~~	84,999,699

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,267,768	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Net Asset Value Method	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		4,567,281	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		224,566	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, risk-free interest rate and others

	~~W~~	6,059,615

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	38,118,478
Due from financial institutions		26,020	DCF Model, Hull-white Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		37,663,855	DCF Model, Closed Form, Monte Carlo Simulation Model, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of transferred asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		428,367	DCF Model	Interest rate, Discount rate, and others
Loans		236	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		5,624,691	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Option Model and others	Price of underlying asset, Underlying asset index, interest rate, Dividend yield, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		379,946	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, CRS interest rate and others
Financial assets at fair value through other comprehensive income:		42,416,785
Debt securities		41,004,515	DCF Model, Option Model	Underlying asset index, Discount rate, and others
Equity securities		611,220	DCF Model	Discount rate
Loans		801,050	DCF Model	Discount rate

	~~W~~	86,539,900

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	881,791	DCF Model, Closed Form, Monte Carlo Simulation Model, Black-Scholes Model, Hull-white Model, Binomial Model, Net Asset Value Model	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		5,100,869	DCF Model, Closed Form, Monte Carlo Simulation Model, Black-Scholes Model, Hull-white Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		244,127	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, risk-free interest rate and others

	~~W~~	6,226,787

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	3,030,744	~~W~~	20,965,453	~~W~~	2,233,128	~~W~~	26,229,325
Loans measured at amortized cost		—		83,758		467,127,710		467,211,468
Securities measured at amortized cost [2]		4,237,599		33,047,492		26,514		37,311,605
Other financial assets [2]		—		—		23,775,818		23,775,818

	~~W~~	7,268,343	~~W~~	54,096,703	~~W~~	493,163,170	~~W~~	554,528,216

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	169,388,224	~~W~~	254,486,866	~~W~~	423,875,090
Borrowings [3]		—		5,200,805		59,593,142		64,793,947
Debentures		—		64,494,043		8,314,147		72,808,190
Other financial liabilities [2]		—		—		48,096,388		48,096,388

	~~W~~	—	~~W~~	239,083,072	~~W~~	370,490,543	~~W~~	609,573,615

(In millions of Korean won)	December 31, 2023
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	2,775,618	~~W~~	24,501,232	~~W~~	2,557,036	~~W~~	29,833,886
Loans measured at amortized cost		—		145,330		444,999,098		445,144,428
Securities measured at amortized cost [2]		4,328,010		34,410,808		24,884		38,763,702
Other financial assets [2]		—		—		16,544,513		16,544,513

	~~W~~	7,103,628	~~W~~	59,057,370	~~W~~	464,125,531	~~W~~	530,286,529

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	167,135,143	~~W~~	239,575,938	~~W~~	406,711,081
Borrowings [3]		—		5,835,132		63,555,214		69,390,346
Debentures		—		61,678,464		7,297,286		68,975,750
Other financial liabilities [2]		—		—		37,416,916		37,416,916

	~~W~~	—	~~W~~	234,648,739	~~W~~	347,845,354	~~W~~	582,494,093

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	The amounts included in Level 3 are the carrying amounts which are reasonable approximations of fair value.
[3]

Borrowings of ~~W~~ 20,559 million and ~~W~~ 38,191 million included in Level 2 are the carrying amounts which are reasonable approximations of fair value as of September 30, 2024 and December 31, 2023, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	83,758	DCF Model	Discount rate
Securities measured at amortized cost		33,047,492	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	33,131,250

Financial liabilities
Borrowings	~~W~~	5,180,246	DCF Model	Discount rate
Debentures		64,494,043	DCF Model	Discount rate

	~~W~~	69,674,289

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	145,330	DCF Model	Discount rate
Securities measured at amortized cost		34,410,808	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	34,556,138

Financial liabilities
Borrowings	~~W~~	5,796,941	DCF Model	Discount rate
Debentures		61,678,464	DCF Model	Discount rate

	~~W~~	67,475,405

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of Korean won)	September 30, 2024
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,233,128	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		467,127,710	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	~~W~~	469,360,838

Financial liabilities
Deposits	~~W~~	254,486,866	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		59,593,142	DCF Model	Other spread, Interest rate
Debentures		8,314,147	DCF Model	Other spread, Interest rate

	~~W~~	322,394,155

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,557,036	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		444,999,098	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	~~W~~	447,556,134

Financial liabilities
Deposits	~~W~~	239,575,938	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		63,555,214	DCF Model	Other spread, Interest rate
Debentures		7,297,286	DCF Model	Other spread, Interest rate

	~~W~~	310,428,438

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

If the changes in situation and events which cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	53,791	~~W~~	17,986,748	~~W~~	183,490	~~W~~	1,450,908	~~W~~	(7,028,486)	~~W~~	(666,734)
Total gains or losses:
Profit or loss		5,007		260,584		14,832		—		(284,157)		(59,008)
Other comprehensive income (loss)		—		—		—		(142,787)		(14,738)		—
Purchases		—		2,561,527		373,629		124,218		—		4,991
Sales		—		(2,458,596)		(276,835)		(49)		—		(4,993)
Issuances		—		—		—		—		(1,351,989)		(1,881)
Settlements		—		—		—		—		3,338,577		442,352
Transfers into Level 3 *		—		6,696		242		—		—		—
Transfers out of Level 3 *		—		(16,882)		—		—		—		—

Ending	~~W~~	58,798	~~W~~	18,340,077	~~W~~	295,358	~~W~~	1,432,290	~~W~~	(5,340,793)	~~W~~	(285,273)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the nine-month periods ended September 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	45,025	~~W~~	16,479,588	~~W~~	149,074	~~W~~	1,458,280	~~W~~	(8,231,303)	~~W~~	(659,816)
Total gains or losses:
Profit or loss		4,866		441,352		(3,037)		—		(321,699)		(114,878)
Other comprehensive income (loss)		—		1		—		(52,676)		(35,794)		—
Purchases		—		2,737,742		40,255		126,804		—		10,504
Sales		—		(1,437,547)		(3,869)		(50,078)		—		(9,410)
Issuances		—		—		—		—		(2,456,156)		(6,541)
Settlements		—		—		—		—		3,692,947		48,914
Transfers into Level 3 *		—		729		—		—		—		—
Transfers out of Level 3 *		—		(45,946)		—		—		—		—

Ending	~~W~~	49,891	~~W~~	18,175,919	~~W~~	182,423	~~W~~	1,482,330	~~W~~	(7,352,005)	~~W~~	(731,227)

*	Transfers into or out of Level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024						2023
	Net losses on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Net gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) recognized in profit or loss for the period	~~W~~	(170,275)	~~W~~	107,533	~~W~~	—	~~W~~	(178,648)	~~W~~	185,252	~~W~~	—
		(120,437)
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		(170,275)		97,906		—		28,901		173,776		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	58,798	Hull-white Model	Volatility	43.00 ~ 68.00	The higher the volatility, the higher the fair value fluctuation
Debt securities		16,647,334

DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

				Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Volatility	0.51 ~ 68.00	The higher the volatility, the higher the fair value fluctuation
				Discount rate	0.75 ~ 14.64	The lower the discount rate, the higher the fair value
				Fluctuation rate of stock price	10.00 ~ 26.33	The higher the volatility, the higher the fair value
				Correlation coefficient between underlying assets	90	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
Equity securities		1,692,743

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	7.00 ~ 36.83	The lower the discount rate, the higher the fair value
				Volatility	0.46 ~ 0.66	The higher the volatility, the higher the fair value fluctuation
Loans		295,358	DCF Model	Discount rate	8.97	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	September 30, 2024
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~	32,020	DCF Model, Closed Form, Monte Carlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	22.50 ~ 74.20	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-59.63 ~ 74.20	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		39,001	DCF Model, Hull-white Model, Monte Carlo Simulation, Closed Form	Volatility	3.83 ~ 100.48	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-50.86 ~ 40.54	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,432,290	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Value Approach, and others	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	8.79 ~ 17.36	The lower the discount rate, the higher the fair value
				Volatility	50.04 ~ 69.46	The higher the volatility, the higher the fair value fluctuation

	~~W~~	20,197,544

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	September 30, 2024
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	5,340,793	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	50.86 ~ 58.87	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-59.63 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		57,813	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	22.50 ~ 58.87	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-59.63 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Others		298,481	DCF Model, Hull-white Model, Monte Carlo Simulation, Closed Form	Discount rate	3.85 ~ 4.00	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	50.86 ~ 57.61	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-26.00 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	5,697,087

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	53,791	Hull-white Model	Interest rate	3.20	The lower the interest rate, the higher the fair value
Debt securities		16,453,242

DCF Model, Closed Form, Monte Carlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

				Growth rate	1.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	14.01 ~ 76.22	The higher the volatility, the higher the fair value fluctuation
				Discount rate	2.48 ~ 16.27	The lower the discount rate, the higher the fair value
				Fluctuation rate of stock price	10.00 ~ 32.55	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.02 ~ 89.73	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
Equity securities		1,533,506

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	2.15 ~ 38.00	The lower the discount rate, the higher the fair value
				Volatility	0.51 ~ 45.50	The higher the volatility, the higher the fair value fluctuation
Loans		183,490	DCF Model	Discount rate	9.87	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~	72,540	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model, Net Asset Value	Volatility of underlying asset	13.79 ~ 52.45	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.02 ~ 77.96	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		21,503	DCF Model, Hull-white Model, Monte Carlo Simulation, Closed Form	Volatility	9.10 ~ 107.11	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	60.17 ~ 78.88	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,450,908	Risk Adjusted Discount Rate Method, IMV Model, DCF Model, Comparable Company Analysis, Dividend Discount Model, Net Asset Value Method, Market Value Approach, Income Approach and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	8.83 ~ 19.90	The lower the discount rate, the higher the fair value
				Volatility	20.60 ~ 27.96	The higher the volatility, the higher the fair value fluctuation

	~~W~~	19,768,980

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	7,028,486	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-white Model, Black-Scholes Model, Net Asset Valuation	Volatility of underlying asset	1.00 ~ 107.11	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.02 ~ 89.73	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		437,662	DCF Model, Closed Form, Monte Carlo Simulation, Hull-white Model, Black-Scholes Model, Net Asset Valuation	Volatility of underlying asset	13.79 ~ 52.45	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.02 ~ 77.96	The higher the correlation coefficient, the higher the fair value fluctuation
Others		323,115	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	5.07 ~ 5.19	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	4.49 ~ 107.11	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.02 ~ 89.73	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	7,789,263

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are (a) equity-related derivatives, currency-related derivatives, and interest rate related derivatives whose fair value changes are recognized in profit or loss, (b) financial liabilities designated at fair value through profit or loss, and (c) due from financial institutions, debt securities (including beneficiary certificates), equity securities, and loans whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	127	~~W~~	(137)	~~W~~	—	~~W~~	—
Debt securities [4]		97,418		(97,407)		—		—
Equity securities [3]		28,708		(16,501)		—		—
Loans [5]		2,270		(2,063)		—		—
Derivatives held for trading [2]		15,091		(17,164)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		55,065		(35,093)

	~~W~~	143,614	~~W~~	(133,272)	~~W~~	55,065	~~W~~	(35,093)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	16,983	~~W~~	(16,449)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		20,286		(21,657)		—		—

	~~W~~	37,269	~~W~~	(38,106)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2023
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	211	~~W~~	(224)	~~W~~	—	~~W~~	—
Debt securities [4]		94,310		(94,063)		—		—
Equity securities [3]		25,683		(17,107)		—		—
Loans [5]		2,218		(2,010)		—		—
Derivatives held for trading [2]		8,150		(8,723)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		95,829		(56,625)

	~~W~~	130,572	~~W~~	(122,127)	~~W~~	95,829	~~W~~	(56,625)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	43,114	~~W~~	(42,487)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		17,983		(19,125)		—		—

	~~W~~	61,097	~~W~~	(61,612)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, recovery rate, liquidation value by ±1%p and volatility of underlying asset, growth rate by ±1%p or ±10% and correlation coefficient by ±10%.

[2]	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price of underlying asset and volatility by ± 10%.

[3]	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p) and growth rate (-1%p~1%p).

[4]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting rate of real estate price fluctuation by -1%p~1%p, and for beneficiary certificates whose underlying assets are equity investments, changes in fair value are calculated by shifting principal unobservable input parameters such as liquidation value by -1%p~1%p and discount rate by -1%p~1%p.

[5]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by -1%p~1%p.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.4 Valuation gains and losses on transaction day

When the Group measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in deferred valuation gains and losses on transaction day for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Balance at the beginning of the period	~~W~~	23,431	~~W~~	71,504
New transactions		47,496		77,898
Changes during the period		(53,013)		(111,931)

Balance at the end of the period	~~W~~	17,914	~~W~~	37,471

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024

	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total

Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	26,228,938	~~W~~	—	~~W~~	26,228,938
Financial assets at fair value through profit or loss		76,935,965		—		—		—		—		76,935,965
Derivative financial assets		5,299,079		—		—		—		430,358		5,729,437
Loans measured at amortized cost		—		—		—		466,006,550		—		466,006,550
Financial investments		—		86,329,459		3,122,186		37,819,886		—		127,271,531
Other financial assets		—		—		—		23,775,818		—		23,775,818

	~~W~~	82,235,044	~~W~~	86,329,459	~~W~~	3,122,186	~~W~~	553,831,192	~~W~~	430,358	~~W~~	725,948,239

(In millions of Korean won)	September 30, 2024

	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,299,318	~~W~~	6,898,320	~~W~~	—	~~W~~	—	~~W~~	10,197,638
Derivative financial liabilities		5,111,754		—		—		224,566		5,336,320
Deposits		—		—		423,538,438		—		423,538,438
Borrowings		—		—		64,811,736		—		64,811,736
Debentures		—		—		72,371,977		—		72,371,977
Other financial liabilities *		—		—		48,096,388		—		48,096,388

	~~W~~	8,411,072	~~W~~	6,898,320	~~W~~	608,818,539	~~W~~	224,566	~~W~~	624,352,497

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

(In millions of Korean won)	December 31, 2023

	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	29,836,311	~~W~~	—	~~W~~	29,836,311
Financial assets at fair value through profit or loss		77,038,267		—		—		—		—		77,038,267
Derivative financial assets		5,777,682		—		—		—		379,946		6,157,628
Loans measured at amortized cost		—		—		—		444,805,287		—		444,805,287
Financial investments		—		79,727,487		2,770,653		39,701,389		—		122,199,529
Other financial assets		—		—		—		16,544,513		—		16,544,513

	~~W~~	82,815,949	~~W~~	79,727,487	~~W~~	2,770,653	~~W~~	530,887,500	~~W~~	379,946	~~W~~	696,581,535

(In millions of Korean won)	December 31, 2023

	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,953,472	~~W~~	7,966,963	~~W~~	—	~~W~~	—	~~W~~	10,920,435
Derivative financial liabilities		5,966,512		—		—		244,127		6,210,639
Deposits		—		—		406,512,434		—		406,512,434
Borrowings		—		—		69,583,561		—		69,583,561
Debentures		—		—		69,176,668		—		69,176,668
Other financial liabilities *		—		—		37,416,916		—		37,416,916

	~~W~~	8,919,984	~~W~~	7,966,963	~~W~~	582,689,579	~~W~~	244,127	~~W~~	599,820,653

*	Other financial liabilities include lease liabilities that are not included in the category of financial instruments measured at amortized cost.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

7. Due from Financial Institutions Measured at Amortized Cost

7.1 Details of due from financial institutions as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%) as of September 30, 2024	September 30, 2024		December 31, 2023
Due from financial institutions in Korean won*	Due from the Bank of Korea	The Bank of Korea	0.00 ~ 0.00	~~W~~	11,214,191	~~W~~13,731,708
	Due from banks	Hana Bank and others	0.00 ~ 5.20		3,359,221	3,953,940
	Due from others	Samsung securities and others	0.00 ~ 3.97		1,224,720	1,030,310

					15,798,132	18,715,958

Due from financial institutions in foreign currencies*	Due from banks in foreign currencies	The Bank of Korea and others	0.00 ~ 5.25		5,138,820	6,210,917
	Time deposits in foreign currencies	INDUSTRIAL BANK CHANGSHA BR. and others	0.00 ~ 11.00		625,562	442,122
	Due from others	THE BANK OF NEW YORK MELLON and others	0.00 ~ 7.50		2,033,445	2,211,303
					7,797,827	8,864,342

				~~W~~	23,595,959	~~W~~27,580,300

*	Before netting of allowance

7.2	Details of restricted due from financial institutions as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)		Financial institutions	September 30, 2024		December 31, 2023		Reasons of restriction
Due from financial institutions in Korean won*	Due from the Bank of Korea	The Bank of Korea		~~W~~11,214,191	~~W~~	13,731,708	Bank of Korea Act
	Due from banks	Hana Bank and others		124,419		40,721	Establishment of pledge and others
	Due from others	The Korea Securities Finance Corporation and others		666,877		799,361	Derivatives margin account and others

				12,005,487		14,571,790

Due from financial institutions in foreign currencies*	Due from banks in foreign currencies	The Bank of Korea and others		1,852,402		1,630,348	Bank of Korea Act and others
	Time deposits in foreign currencies	AGRICULTURAL BANK OF CHINA NEW YORK BRANCH and others		88,613		86,406	Bank Act of the State of New York and others
	Due from others	THE BANK OF NEW YORK MELLON and others		1,872,344		1,689,065	Derivatives margin account and others

				3,813,359		3,405,819

			~~W~~	15,818,846	~~W~~	17,977,609

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

7.3 Changes in allowances for credit losses of due from financial institutions for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired
Beginning	~~W~~	1,021	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Sales		—		—		—
Provision of credit losses		650		—		—
Others		36		—		—

Ending	~~W~~	1,707	~~W~~	—	~~W~~	—

(In millions of Korean won)	2023
	12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired
Beginning	~~W~~	2,743	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Sales		—		—		—
Provision of credit losses		386		—		—
Business combination		6		—		—
Others		540		—		—

Ending	~~W~~	3,675	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and hedging the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the predetermined transaction limit.

The Group provides and trades a range of derivative financial instruments, including:

•	Interest rate swaps relating to interest rate risk in Korean won

•	Cross-currency swaps, forwards, and options relating to currency risk

•	Stock index options linked with the Korea Composite Stock Price Index (“KOSPI”)

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards, and others to hedge the risk of changes in fair value due to the changes in interest rate and foreign exchange rate of structured debentures in Korean won, debentures in foreign currencies, structured deposits in foreign currencies, and others. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps, and others to hedge the risk of changes in cash flows of floating rate debt securities in Korean won, borrowings in foreign currencies, group of loans measured at amortized cost, and others. In addition, the Group applies net investments in foreign operations hedge accounting by designating debentures in foreign currencies and cross currency forwards as hedging instruments to hedge the currency risk of net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

8.1 Details of derivative financial instruments held for trading as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024						December 31, 2023
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	17,753,448	~~W~~	552,249	~~W~~	667,389	~~W~~	14,872,481	~~W~~	488,542	~~W~~	465,983
Futures *		7,766,399		2,524		2,085		5,398,495		6,226		4,576
Swaps		366,356,204		332,198		540,684		416,613,927		556,985		574,865
Options		7,154,100		146,041		133,602		9,384,000		203,718		208,277

		399,030,151		1,033,012		1,343,760		446,268,903		1,255,471		1,253,701

Currency
Forwards		125,836,505		1,607,258		1,167,871		136,805,906		1,316,968		1,273,558
Futures *		688,821		129		423		576,730		696		989
Swaps		75,601,915		2,180,616		1,995,283		84,027,181		2,731,314		2,426,152
Options		1,605,429		4,837		10,425		1,238,475		7,668		4,713

		203,732,670		3,792,840		3,174,002		222,648,292		4,056,646		3,705,412

Stock and index
Futures *		2,661,474		6,308		34,793		1,352,920		11,179		13,232
Swaps		4,308,690		348,660		164,622		5,165,523		330,132		493,475
Options		2,426,618		47,409		147,618		4,880,805		80,576		240,274

		9,396,782		402,377		347,033		11,399,248		421,887		746,981

Credit
Swaps		4,152,843		45,176		34,720		2,864,357		17,799		8,695

		4,152,843		45,176		34,720		2,864,357		17,799		8,695

Commodity
Futures *		57,603		4,188		110		26,037		1,305		106
Swaps		997,320		6,536		6,047		31,635		4,348		4,352
Options		308,264		4,736		4,948		100,484		1,091		1,147

		1,363,187		15,460		11,105		158,156		6,744		5,605

Others		840,213		10,214		201,134		788,841		19,135		246,118

	~~W~~	618,515,846	~~W~~	5,299,079	~~W~~	5,111,754	~~W~~	684,127,797	~~W~~	5,777,682	~~W~~	5,966,512

*	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	4,119,731	~~W~~	1,597,519	~~W~~	530,486	~~W~~	230,022	~~W~~	845,208	~~W~~	1,984,972	~~W~~	9,307,938
Average price condition (%)		4.73		4.87		4.95		5.77		6.86		3.94		4.83
Average price condition (KRW/USD)		1,325.05		1,294.05		1,305.43		—		—		—		1,313.40
Average price condition (KRW/EUR)		1,444.96		1,468.79		1,447.71		—		—		—		1,453.31
Average price condition (KRW/AUD)		885.24		885.27		—		—		—		—		885.24
Average price condition (KRW/GBP)		1,536.92		1,667.00		—		—		—		—		1,539.22
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	1,448,447	~~W~~	2,626,710	~~W~~	2,799,572	~~W~~	795,890	~~W~~	323,775	~~W~~	100,000	~~W~~	8,094,394
Average price condition (%)		3.04		4.54		5.03		5.26		3.60		3.12		4.61
Average price condition (KRW/USD)		1,225.46		1,229.35		1,331.54		1,289.25		1,353.74		—		1,277.05
Average price condition (KRW/EUR)		1,370.12		—		—		1,392.00		—		—		1,373.62
Average price condition (KRW/AUD)		851.50		889.00		932.60		—		—		—		885.25
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	14,252	~~W~~	—	~~W~~	212,456	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	226,708
Average price condition (KRW/USD)		1,071.00		—		1,178.92		—		—		—		1,172.13

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of September 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	2,998,238	~~W~~	3,555,510	~~W~~	1,667,087	~~W~~	349,482	~~W~~	267,778	~~W~~	2,304,270	~~W~~	11,142,365
Average price condition (%)		4.77		4.86		5.18		5.23		5.73		4.93		4.95
Average price condition (KRW/USD)		1,257.22		1,277.42		1,242.04		—		—		—		1,257.90
Average price condition (KRW/EUR)		1,373.58		1,427.96		1,436.77		—		—		—		1,404.28
Average price condition (KRW/AUD)		872.12		840.73		—		—		—		—		869.67
Average price condition (KRW/GBP)		—		1,536.92		—		—		—		—		1,536.92
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	1,651,669	~~W~~	2,035,885	~~W~~	1,994,375	~~W~~	1,364,708	~~W~~	154,813	~~W~~	160,000	~~W~~	7,361,450
Average price condition (%)		4.6		3.05		11.94		7.98		2.67		3.11		10.68
Average price condition (KRW/USD)		1,220.93		1,221.93		1,230.48		1,325.04		1,147.95		—		1,235.39
Average price condition (KRW/EUR)		1,364.00		1,374.73		—		—		1,392.00		—		1,372.29
Average price condition (KRW/AUD)		856.4		851.5		889		—		—		—		866.92
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	31,332	~~W~~	—	~~W~~	207,593	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	238,925
Average price condition (KRW/USD)		1,071.00		—		1,178.92		—		—		—		1,164.76

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

8.3 Fair Value Hedge

8.3.1 Details of fair value hedged items as of September 30, 2024 and December 31, 2023 and changes in fair value for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)		September 30, 2024								2024
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	1,353,103	~~W~~	—	~~W~~	(10,478)	~~W~~	—	~~W~~	23,303
	Debt securities in foreign currencies		1,746,497		—		(18,733)		—		46,662
	Deposits in Korean won		—		247,241		—		7,241		(7,256)
	Deposits in foreign currencies		—		339,348		—		(3,749)		(2,931)
	Debentures in Korean won		—		2,333,911		—		(115,147)		(28,418)
	Debentures in foreign currencies		—		1,389,768		—		(35,400)		(32,809)

			3,099,600		4,310,268		(29,211)		(147,055)		(1,449)

Currency	Debt securities in foreign currencies		1,531,934		—		159,315		—		68,392

			1,531,934		—		159,315		—		68,392

		~~W~~	4,631,534	~~W~~	4,310,268	~~W~~	130,104	~~W~~	(147,055)	~~W~~	66,943

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

8.3.1 Details of fair value hedged items as of September 30, 2024 and December 31, 2023 and changes in fair value for the nine-month periods ended September 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023								2023
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	1,975,442	~~W~~	—	~~W~~	(50,746)	~~W~~	—	~~W~~	17,800
	Debt securities in foreign currencies		2,585,073		—		(111,902)		—		16,552
	Deposits in Korean won		—		49,985		—		(15)		1,961
	Deposits in foreign currencies		—		32,016		—		(6,667)		896
	Debentures in Korean won		—		5,678,927		—		(141,073)		(17,137)
	Debentures in foreign currencies		—		1,310,952		—		(68,706)		20,313

			4,560,515		7,071,880		(162,648)		(216,461)		40,385

Currency	Debt securities in foreign currencies		1,525,072		—		140,391		—		4,778

			1,525,072		—		140,391		—		4,778

		~~W~~	6,085,587	~~W~~	7,071,880	~~W~~	(22,257)	~~W~~	(216,461)	~~W~~	45,163

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

8.3.2 Details of derivative instruments designated as fair value hedge as of September 30, 2024 and December 31, 2023 and changes in fair value for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	September 30, 2024						2024
	Notional amount		Carrying amount				Changes in fair value
			Assets		Liabilities
Interest rate
Futures	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(4,675)
Swaps		7,665,534		84,200		48,411		3,357

		7,665,534		84,200		48,411		(1,318)
Currency
Forwards		1,642,404		19,901		21,483		(61,356)

	~~W~~	9,307,938	~~W~~	104,101	~~W~~	69,894	~~W~~	(62,674)

(In millions of Korean won)	December 31, 2023						2023
	Notional amount		Carrying amount				Changes in fair value
			Assets		Liabilities
Interest rate
Swaps	~~W~~	9,654,617	~~W~~	111,360	~~W~~	75,776	~~W~~	(33,733)
Currency
Forwards		1,487,748		18,916		28,793		(64,913)

	~~W~~	11,142,365	~~W~~	130,276	~~W~~	104,569	~~W~~	(98,646)

8.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Hedge accounting
Interest rate	~~W~~	(5,989)	~~W~~	6,652
Currency		7,036		(60,135)

	~~W~~	1,047	~~W~~	(53,483)

8.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Losses on hedging instruments	~~W~~	(65,896)	~~W~~	(95,172)
Gains (losses) on hedged items attributable to the hedged risk		69,360		43,022

	~~W~~	3,464	~~W~~	(52,150)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

8.4 Cash Flow Hedge

8.4.1 Details of cash flow hedged items as of September 30, 2024 and December 31, 2023 and changes in fair value for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	Cash flow hedge reserve				Changes in fair value
	September 30, 2024		December 31, 2023		2024		2023
Hedge accounting
Interest rate risk	~~W~~	117,893	~~W~~	113,361	~~W~~	29,129	~~W~~	14,635
Currency risk		(38,935)		(39,806)		1,639		(5,191)

	~~W~~	78,958	~~W~~	73,555	~~W~~	30,768	~~W~~	9,444

8.4.2 Details of derivative instruments designated as cash flow hedge as of September 30, 2024 and December 31, 2023 and changes in fair value for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	September 30, 2024						2024
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	875,792	~~W~~	165,324	~~W~~	1,306	~~W~~	50,396
Swaps		2,743,771		33,719		23,471		(44,153)
Currency
Swaps		4,474,831		127,214		127,210		25,392

	~~W~~	8,094,394	~~W~~	326,257	~~W~~	151,987	~~W~~	31,635

(In millions of Korean won)	December 31, 2023						2023
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	750,396	~~W~~	105,124	~~W~~	7,856	~~W~~	(23,522)
Swaps		3,115,818		59,376		3,547		16,739
Currency
Swaps		3,495,236		85,170		122,848		3,724

	~~W~~	7,361,450	~~W~~	249,670	~~W~~	134,251	~~W~~	(3,059)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

8.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Gains (losses) on hedging instruments:	~~W~~	31,635	~~W~~	(3,059)
Effective portion of gains (losses) on cash flow hedging instruments (recognized in other comprehensive income or loss)		34,923		(5,185)
Ineffective portion of gains on cash flow hedging instruments (recognized in profit or loss)		(3,288)		2,126

8.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss related to derivative instruments designated as cash allow hedge for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Other comprehensive income (loss)	~~W~~	34,923	~~W~~	(5,185)
Reclassification to profit or loss		(27,581)		(44,187)
Income tax effect		(1,939)		1,488

	~~W~~	5,403	~~W~~	(47,884)

8.5 Hedge of Net Investments in Foreign Operations

8.5.1 Details of net investments in foreign operations hedged items as of September 30, 2024 and December 31, 2023 and changes in fair value for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	Foreign currency translation reserve				Changes in fair value
	September 30, 2024		December 31, 2023		2024		2023
Hedge accounting
Currency risk	~~W~~	(146,567)	~~W~~	(129,401)	~~W~~	23,323	~~W~~	94,983

8.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of September 30, 2024 and December 31, 2023 and changes in fair value for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	September 30, 2024						2024
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	14,252	~~W~~	—	~~W~~	2,685	~~W~~	2,622
Debentures in foreign currencies		1,849,917		—		1,849,917		(25,945)

	~~W~~	1,864,169	~~W~~	—	~~W~~	1,852,602	~~W~~	(23,323)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

8.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of September 30, 2024 and December 31, 2023 and changes in fair value for the nine-month periods ended September 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023						2023
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	31,332	~~W~~	—	~~W~~	5,307	~~W~~	1,124
Debentures in foreign currencies		1,435,817		—		1,435,817		(96,107)

	~~W~~	1,467,149	~~W~~	—	~~W~~	1,441,124	~~W~~	(94,983)

8.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Debentures in foreign currencies	~~W~~	1,976,749	~~W~~	1,509,978

8.5.4 Gains or losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Losses on hedging instruments:	~~W~~	(23,323)	~~W~~	(94,983)
Effective portion of losses on hedge of net investments in foreign operations (recognized in other comprehensive income or loss)		(23,323)		(94,983)
Ineffective portion of losses on hedge of net investments in foreign operations (recognized in profit or loss)		—		—

8.5.5 Effective portion of gains or losses on net investments in foreign operations hedging instruments recognized in other comprehensive income (loss) for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Other comprehensive loss	~~W~~	(23,323)	~~W~~	(94,983)
Reclassification to profit or loss		—		—
Income tax effect		6,157		25,081

	~~W~~	(17,166)	~~W~~	(69,902)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

9. Loans Measured at Amortized Cost

9.1 Details of loans as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Loans measured at amortized cost	~~W~~	470,800,657	~~W~~	449,676,848
Deferred loan origination fees and costs		657,017		591,244
Less: Allowances for credit losses		(5,451,124)		(5,462,805)

	~~W~~	466,006,550	~~W~~	444,805,287

9.2 Details of loans to banks as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Loans measured at amortized cost	~~W~~	10,059,475	~~W~~	11,569,466
Less: Allowances for credit losses		(29,782)		(20,429)

	~~W~~	10,029,693	~~W~~	11,549,037

9.3 Details of loan types and customer types of loans to customers other than banks as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	187,673,908	~~W~~	201,644,641	~~W~~	—	~~W~~	389,318,549
Loans in foreign currencies		5,423,869		26,045,421		—		31,469,290
Domestic import usance bills		—		3,601,858		—		3,601,858
Off-shore funding loans		—		465,742		—		465,742
Call loans		—		50,000		—		50,000
Bills bought in Korean won		—		2,066		—		2,066
Bills bought in foreign currencies		—		2,671,969		—		2,671,969
Guarantee payments under acceptances and guarantees		—		13,469		—		13,469
Credit card receivables in Korean won		—		—		23,147,076		23,147,076
Credit card receivables in foreign currencies		—		—		42,333		42,333
Bonds purchased under repurchase agreements		—		2,411,911		—		2,411,911
Privately placed bonds		—		402,996		—		402,996
Factored receivables		12		57,270		—		57,282
Lease receivables		397,333		233,402		—		630,735
Loans for installment credit		6,261,094		851,829		—		7,112,923

		199,756,216		238,452,574		23,189,409		461,398,199

Proportion (%)		43.29		51.68		5.03		100.00
Less: Allowances for credit losses		(1,516,096)		(3,011,163)		(894,083)		(5,421,342)

	~~W~~	198,240,120	~~W~~	235,441,411	~~W~~	22,295,326	~~W~~	455,976,857

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

9.3 Details of loan types and customer types of loans to customers other than banks as of September 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	178,476,837	~~W~~	190,160,636	~~W~~	—	~~W~~	368,637,473
Loans in foreign currencies		4,859,698		25,449,011		—		30,308,709
Domestic import usance bills		—		3,398,981		—		3,398,981
Off-shore funding loans		—		507,683		—		507,683
Call loans		—		269,198		—		269,198
Bills bought in Korean won		—		1,861		—		1,861
Bills bought in foreign currencies		—		1,276,579		—		1,276,579
Guarantee payments under acceptances and guarantees		—		20,085		—		20,085
Credit card receivables in Korean won		—		—		22,304,522		22,304,522
Credit card receivables in foreign currencies		—		—		45,449		45,449
Bonds purchased under repurchase agreements		—		3,633,073		—		3,633,073
Privately placed bonds		—		901,609		—		901,609
Factored receivables		70		99		—		169
Lease receivables		447,494		337,407		—		784,901
Loans for installment credit		5,908,190		700,144		—		6,608,334

		189,692,289		226,656,366		22,349,971		438,698,626

Proportion (%)		43.24		51.67		5.09		100.00
Less: Allowances for credit losses		(1,369,081)		(3,137,470)		(935,825)		(5,442,376)

	~~W~~	188,323,208	~~W~~	223,518,896	~~W~~	21,414,146	~~W~~	433,256,250

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

10. Allowances for Credit Losses

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired				Not impaired		Impaired				Not impaired		Impaired
Beginning	~~W~~	584,650	~~W~~	283,382	~~W~~	501,049	~~W~~	939,640	~~W~~	935,715	~~W~~	1,282,544	~~W~~	206,525	~~W~~	328,152	~~W~~	401,148
Transfer between stages:
Transfer to 12-month expected credit losses		112,608		(105,442)		(7,166)		312,496		(272,404)		(40,092)		55,747		(54,350)		(1,397)
Transfer to lifetime expected credit losses		(89,467)		115,727		(26,260)		(232,524)		269,188		(36,664)		(26,353)		30,084		(3,731)
Impairment		(18,666)		(73,152)		91,818		(53,513)		(134,599)		188,112		(4,372)		(28,969)		33,341
Write-offs		—		—		(458,467)		—		(1)		(363,960)		—		—		(492,181)
Sales		(2,163)		(1,217)		(56,693)		—		(458)		(82,342)		—		—		—
Provision (reversal) for credit losses [1,2]		20,773		55,901		592,645		(85,320)		52,147		373,377		(3,066)		21,452		588,607
Others (exchange differences, etc.)		326		36		(4,126)		(6,866)		(173)		(3,358)		(15)		6		(156,545)

Ending	~~W~~	608,061	~~W~~	275,235	~~W~~	632,800	~~W~~	873,913	~~W~~	849,415	~~W~~	1,317,617	~~W~~	228,466	~~W~~	296,375	~~W~~	369,242

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the nine-month periods ended September 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired				Not impaired		Impaired				Not impaired		Impaired
Beginning	~~W~~	602,037	~~W~~	284,816	~~W~~	450,513	~~W~~	522,552	~~W~~	561,936	~~W~~	901,288	~~W~~	163,185	~~W~~	354,315	~~W~~	320,342
Transfer between stages:
Transfer to 12-month expected credit losses		119,890		(115,826)		(4,064)		108,494		(101,651)		(6,843)		79,739		(77,440)		(2,299)
Transfer to lifetime expected credit losses		(96,344)		126,180		(29,836)		(97,441)		128,059		(30,618)		(21,268)		25,165		(3,897)
Impairment		(9,711)		(66,885)		76,596		(6,007)		(93,590)		99,597		(2,687)		(29,620)		32,307
Write-offs		—		—		(474,543)		—		9		(197,707)		—		—		(420,304)
Sales		(979)		(528)		(12,639)		—		(241)		(17,904)		—		—		—
Provision (reversal) for credit losses [1,2]		(42,849)		56,808		491,928		295,077		116,915		370,827		(14,333)		41,952		537,330
Others (exchange differences, etc.)		2,391		749		6,857		16		1,014		41,718		134		139		(29,555)

Ending	~~W~~	574,435	~~W~~	285,314	~~W~~	504,812	~~W~~	822,691	~~W~~	612,451	~~W~~	1,160,358	~~W~~	204,770	~~W~~	314,511	~~W~~	433,924

[1]

Provision for credit losses in the consolidated statements of comprehensive income also includes provision (reversal) for credit losses of due from financial institutions (Note 7.3), provision (reversal) for credit losses of financial investments (Note 11.5), provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 17.2), provision (reversal) for credit losses of financial guarantee contracts (Note 17.3), and provision (reversal) for credit losses of other financial assets.

[2]	Includes ~~W~~ 225,060 million and ~~W~~ 232,917 million of collections from written-off loans for the nine-month periods ended September 30, 2024 and 2023, respectively.

The amount of financial assets that the Group wrote off during the current year but is continuing recovery activities is ~~W~~ 1,314,609 million. Also, the Group manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ~~W~~ 10,968,930 million and ~~W~~ 10,301,118 million as of September 30, 2024 and December 31, 2023, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

10.2 Changes in gross carrying amount of loans for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired
Beginning	~~W~~	408,283,402	~~W~~	37,076,587	~~W~~	4,908,103
Transfer between stages:
Transfer to 12-month expected credit losses		24,009,889		(23,660,790)		(349,099)
Transfer to lifetime expected credit losses (not impaired)		(30,908,488)		31,583,551		(675,063)
Transfer to lifetime expected credit losses (impaired)		(1,319,668)		(2,767,272)		4,086,940
Write-offs		—		(1)		(1,314,608)
Sales		(2,740,049)		(81,609)		(716,362)
Net increase (decrease) (execution, repayment, and others)		29,457,268		(2,715,690)		(699,367)

Ending	~~W~~	426,782,354	~~W~~	39,434,776	~~W~~	5,240,544

(In millions of Korean won)	2023
	12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired
Beginning	~~W~~	399,089,134	~~W~~	34,563,171	~~W~~	3,547,610
Transfer between stages:
Transfer to 12-month expected credit losses		27,874,429		(27,563,651)		(310,778)
Transfer to lifetime expected credit losses (not impaired)		(31,308,737)		31,864,424		(555,687)
Transfer to lifetime expected credit losses (impaired)		(1,397,503)		(2,194,373)		3,591,876
Write-offs		—		9		(1,092,554)
Sales		(3,058,051)		(36,288)		(215,524)
Net increase (decrease) (execution, repayment, and others)		18,201,847		(4,289,165)		(76,257)

Ending	~~W~~	409,401,119	~~W~~	32,344,127	~~W~~	4,888,686

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

11.1 Details of financial assets at fair value through profit or loss and financial investments as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	12,502,672	~~W~~	10,100,109
Financial bonds		12,091,355		12,793,559
Corporate bonds		6,914,505		6,677,388
Asset-backed securities		29,101		68,093
Beneficiary certificates		20,618,372		20,511,995
Derivative-linked securities		2,000,100		2,197,575
Other debt securities		17,619,534		20,309,713
Equity securities:
Stocks		4,205,735		3,498,880
Other equity securities		468,324		523,675
Loans:
Privately placed bonds		206,689		150,208
Other loans		88,669		33,518
Due from financial institutions:
Other due from financial institutions		58,798		79,811
Others		132,111		93,743

	~~W~~	76,935,965	~~W~~	77,038,267

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	~~W~~	36,496,587	~~W~~	33,455,476
Financial bonds		24,535,301		20,898,723
Corporate bonds		21,746,807		22,492,869
Asset-backed securities		2,342,637		1,963,242
Other debt securities		112,806		116,127
Equity securities:
Stocks		1,641,931		1,951,150
Equity investments		8,801		9,560
Other equity securities		1,471,452		809,943
Loans:
Privately placed bonds		1,095,323		801,050

		89,451,645		82,498,140

Financial assets at amortized cost
Debt securities:
Government and public bonds		6,199,877		6,507,625
Financial bonds		12,604,155		14,257,747
Corporate bonds		9,231,810		9,368,943
Asset-backed securities		9,621,102		9,418,498
Other debt securities		181,493		167,848
Less: Allowances for credit losses		(18,551)		(19,272)

		37,819,886		39,701,389

	~~W~~	127,271,531	~~W~~	122,199,529

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

11.2 Dividend income from equity securities designated at fair value through other comprehensive income for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)		2024				2023
		From the equity securities derecognized		From the equity securities held		From the equity securities derecognized		From the equity securities held
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	—	~~W~~	3,597	~~W~~	—	~~W~~	1,999
	Unlisted		—		19,723		—		14,406
Other equity securities			632		40,273		1,874		19,871

		~~W~~	632	~~W~~	63,593	~~W~~	1,874	~~W~~	36,276

11.3 Derecognized equity securities measured at fair value through other comprehensive income for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)		2024				2023
		Disposal price		Accumulated other comprehensive income (loss) as of disposal date		Disposal price		Accumulated other comprehensive income as of disposal date
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	8,054	~~W~~	(5,586)	~~W~~	36,595	~~W~~	36,719
	Unlisted		—		—		—		(758)
Other equity securities			131,788		1,788		—		—

		~~W~~	139,842	~~W~~	(3,798)	~~W~~	36,595	~~W~~	35,961

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

11.4 Provision (reversal) for credit losses of financial investments for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	6,371	~~W~~	(5,082)	~~W~~	1,289
Loans measured at fair value through other comprehensive income		558		(174)		384
Securities measured at amortized cost		1,609		(2,374)		(765)

	~~W~~	8,538	~~W~~	(7,630)	~~W~~	908

(In millions of Korean won)	2023
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	11,197	~~W~~	(2,327)	~~W~~	8,870
Loans measured at fair value through other comprehensive income		490		(3)		487
Securities measured at amortized cost		13,474		(1,033)		12,441

	~~W~~	25,161	~~W~~	(3,363)	~~W~~	21,798

11.5 Changes in allowances for credit losses of financial investments for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired
Beginning	~~W~~	44,465	~~W~~	—	~~W~~	77
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(1,584)		—		—
Provision for credit losses		903		—		5
Others		539		—		—

Ending	~~W~~	44,323	~~W~~	—	~~W~~	82

(In millions of Korean won)	2023
	12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired
Beginning	~~W~~	16,343	~~W~~	270	~~W~~	76
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(512)		(270)		—
Provision for credit losses		21,798		—		—
Others		(189)		—		—

Ending	~~W~~	37,440	~~W~~	—	~~W~~	76

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

12. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	Assets		Liabilities		Net amount
Other provisions	~~W~~	260,212	~~W~~	—	~~W~~	260,212
Allowances for credit losses		15,337		—		15,337
Impairment losses of property and equipment		11,227		(1,372)		9,855
Share-based payments		32,872		—		32,872
Provisions for acceptances and guarantees		50,749		(126)		50,623
Gains or losses on valuation of derivatives		75,981		(142,126)		(66,145)
Present value discount		13,698		(14)		13,684
Gains or losses on fair value hedge		—		(38,823)		(38,823)
Accrued interest		134		(223,374)		(223,240)
Deferred loan origination fees and costs		14,228		(190,163)		(175,935)
Advanced depreciation provision		—		(4,003)		(4,003)
Gains or losses on revaluation		313		(290,223)		(289,910)
Investments in subsidiaries and others		65,258		(235,493)		(170,235)
Gains or losses on valuation of security investment		476,754		(423,180)		53,574
Defined benefit liabilities		569,596		(170)		569,426
Accrued expenses		267,926		—		267,926
Retirement insurance expense		—		(608,503)		(608,503)
Adjustments to the prepaid contributions		—		(48,293)		(48,293)
Derivative-linked securities		5,894		(36,544)		(30,650)
Others *		1,162,321		(2,526,136)		(1,363,815)

		3,022,500		(4,768,543)		(1,746,043)

Offsetting of deferred income tax assets and liabilities		(2,860,338)		2,860,338		—

	~~W~~	162,162	~~W~~	(1,908,205)	~~W~~	(1,746,043)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

12. Deferred Income Tax Assets and Liabilities (cont’d)

(In millions of Korean won)	December 31, 2023
	Assets		Liabilities		Net amount
Other provisions	~~W~~	317,698	~~W~~	—	~~W~~	317,698
Allowances for credit losses		29,768		—		29,768
Impairment losses of property and equipment		8,516		(1,407)		7,109
Share-based payments		24,326		—		24,326
Provisions for acceptances and guarantees		48,917		—		48,917
Gains or losses on valuation of derivatives		238,875		(184,469)		54,406
Present value discount		14,471		(13)		14,458
Gains or losses on fair value hedge		—		(57,146)		(57,146)
Accrued interest		146		(213,708)		(213,562)
Deferred loan origination fees and costs		14,593		(179,868)		(165,275)
Advanced depreciation provision		—		(4,003)		(4,003)
Gains or losses on revaluation		313		(290,547)		(290,234)
Investments in subsidiaries and others		56,338		(216,908)		(160,570)
Gains or losses on valuation of security investment		912,706		(354,353)		558,353
Defined benefit liabilities		575,599		(26)		575,573
Accrued expenses		323,229		—		323,229
Retirement insurance expense		—		(627,556)		(627,556)
Adjustments to the prepaid contributions		—		(33,005)		(33,005)
Derivative-linked securities		5,735		(262,523)		(256,788)
Others *		1,091,821		(3,143,260)		(2,051,439)

		3,663,051		(5,568,792)		(1,905,741)

Offsetting of deferred income tax assets and liabilities		(3,388,826)		3,388,826		—

	~~W~~	274,225	~~W~~	(2,179,966)	~~W~~	(1,905,741)

*	Includes Purchase Price Allocation (“PPA”) amount arising from the acquisition of KB Life Insurance Co., Ltd. and KB Insurance Co., Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

13. Financial Liabilities at Fair Value through Profit or Loss

13.1 Details of financial liabilities at fair value through profit or loss and financial liabilities designated at fair value through profit or loss as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Financial liabilities at fair value through profit or loss
Borrowed securities sold	~~W~~	3,166,820	~~W~~	2,860,034
Others		132,498		93,438

		3,299,318		2,953,472

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		6,898,320		7,966,963

		6,898,320		7,966,963

	~~W~~	10,197,638	~~W~~	10,920,435

13.2 Difference between the amount contractually required to pay at maturity and carrying amount of financial liabilities designated at fair value through profit or loss as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Amount contractually required to pay at maturity	~~W~~	6,821,503	~~W~~	7,871,014
Carrying amount		6,898,320		7,966,963

Difference	~~W~~	(76,817)	~~W~~	(95,949)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

14. Deposits

Details of deposits as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Demand deposits
Demand deposits in Korean won	~~W~~	154,300,591	~~W~~	151,836,599
Demand deposits in foreign currencies		12,134,261		11,517,076

		166,434,852		163,353,675

Time deposits
Time deposits in Korean won		215,929,050		201,194,217
Fair value adjustments of fair value hedged time deposits in foreign currencies		7,241		(15)

		215,936,291		201,194,202

Time deposits in foreign currencies		26,240,194		24,602,818
Fair value adjustments of fair value hedged time deposits in foreign currencies		(3,749)		(6,667)

		26,236,445		24,596,151

		242,172,736		225,790,353

Certificates of deposits		9,844,860		12,145,510

Investment contract liabilities		5,085,990		5,222,896

	~~W~~	423,538,438	~~W~~	406,512,434

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

15. Borrowings

15.1 Details of borrowings as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
General borrowings	~~W~~	50,298,737	~~W~~	50,675,884
Bonds sold under repurchase agreements and others		11,315,172		15,652,135
Call money		3,197,827		3,255,542

	~~W~~	64,811,736	~~W~~	69,583,561

15.2 Details of general borrowings as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)		Lenders	Interest rate (%) as of September 30, 2024	September 30, 2024		December 31, 2023
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	2.00	~~W~~	3,826,591	~~W~~	2,520,472
	Borrowings from the government	SEMAS and others	0.00~3.50		2,477,999		2,500,160
	Borrowings from banks	Shinhan Bank and others	2.20~6.78		2,199,598		1,764,900
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	1.38~6.59		2,890,396		2,780,823
	Other borrowings	The Korea Development Bank and others	0.00~7.50		20,995,496		22,645,638

					32,390,080		32,211,993

Borrowings in foreign currencies	Due to banks	Standard Chartered Bank and others	—		20,559		38,191
	Borrowings from banks	Citicorp International Ltd and others	0.18~10.00		14,828,609		15,437,388
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	5.19~5.27		19,157		24,662
	Other borrowings	DBS BANK Ltd and others	0.00~5.60		3,040,332		2,963,650

					17,908,657		18,463,891

				~~W~~	50,298,737	~~W~~	50,675,884

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

16. Debentures

16.1 Details of debentures as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	Interest rate (%) as of September 30, 2024	September 30, 2024		December 31, 2023
Debentures in Korean won
Structured debentures	4.25~5.86	~~W~~	40,610	~~W~~	90,640
Exchangeable bonds *	—		—		240,000
Subordinated fixed rate debentures	2.02~4.90		4,449,821		4,453,970
Fixed rate debentures	1.33~9.50		51,506,933		45,624,127
Floating rate debentures	2.98~7.28		2,457,900		5,410,000

			58,455,264		55,818,737
Fair value adjustments of fair value hedged debentures in Korean won			(115,147)		(141,073)
Less: Discount on debentures in Korean won			(51,428)		(29,670)
Less: Adjustment for exchange right of exchangeable bonds in Korean won *			—		(5,104)

			58,288,689		55,642,890

Debentures in foreign currencies
Floating rate debentures	3.08~6.69		3,116,741		2,532,921
Fixed rate debentures	0.05~9.06		11,034,512		11,109,296

			14,151,253		13,642,217
Fair value adjustments of fair value hedged debentures in foreign currencies			(35,400)		(68,706)
Less: Discount on debentures in foreign currencies			(32,565)		(39,733)

			14,083,288		13,533,778

		~~W~~	72,371,977	~~W~~	69,176,668

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rate of bonds under the same conditions without the exchange right. The residual amount, after deducting liability component from the issuance amount, represents the value of exchange right and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~ 48,000. Exchange rights were fully exercised on February 14, 2024.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

17. Provisions

17.1 Details of provisions as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Provisions for credit losses of unused loan commitments	~~W~~	352,779	~~W~~	379,666
Provisions for credit losses of acceptances and guarantees		187,450		183,454
Provisions for credit losses of financial guarantee contracts		7,218		6,500
Provisions for restoration costs		160,836		155,214
Others		484,114		719,584

	~~W~~	1,192,397	~~W~~	1,444,418

17.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)
	2024
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired				Not impaired		Impaired
Beginning	~~W~~	232,674	~~W~~	136,318	~~W~~	10,674	~~W~~	30,849	~~W~~	148,197	~~W~~	4,408
Transfer between stages:
Transfer to 12-month expected credit losses		42,064		(39,440)		(2,624)		826		(826)		—
Transfer to lifetime expected credit losses		(16,985)		17,215		(230)		(459)		459		—
Impairment		(1,004)		(2,967)		3,971		(52)		(81)		133
Provision (reversal) for credit losses		(38,792)		17,315		(2,508)		1,021		(9,291)		10,004
Others (exchange differences, etc.)		(3,517)		615		—		363		1,851		48

Ending	~~W~~	214,440	~~W~~	129,056	~~W~~	9,283	~~W~~	32,548	~~W~~	140,309	~~W~~	14,593

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

17.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the nine-month periods ended September 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)
	2023
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Not impaired		Impaired				Not impaired		Impaired
Beginning	~~W~~	179,885	~~W~~	151,067	~~W~~	11,230	~~W~~	26,906	~~W~~	118,724	~~W~~	7,899
Transfer between stages:
Transfer to 12-month expected credit losses		57,546		(55,414)		(2,132)		414		(414)		—
Transfer to lifetime expected credit losses		(14,754)		15,049		(295)		(262)		363		(101)
Impairment		(440)		(2,064)		2,504		(3,994)		(113)		4,107
Provision (reversal) for credit losses		8,802		25,781		(1,113)		8,965		28,974		(5,254)
Others (exchange differences, etc.)		1,633		1,420		(38)		746		4,176		212

Ending	~~W~~	232,672	~~W~~	135,839	~~W~~	10,156	~~W~~	32,775	~~W~~	151,710	~~W~~	6,863

17.3 Changes in provisions for credit losses of financial guarantee contracts for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning	~~W~~	6,500	~~W~~	2,955
Provision		718		4,073

Ending	~~W~~	7,218	~~W~~	7,028

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

17.4 Changes in provisions for restoration costs for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning	~~W~~	155,214	~~W~~	159,033
Provision		5,997		4,638
Reversal		(842)		(1,428)
Used		(3,487)		(13,517)
Unwinding of discount		3,921		4,641
Effect of changes in discount rate		33		140

Ending	~~W~~	160,836	~~W~~	153,507

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate are used to estimate the present value of estimated costs.

17.5 Changes in other provisions for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Membership rewards program		Dormant accounts		Litigations		Others 1 2		Total
Beginning [1]	~~W~~	47	~~W~~	3,359	~~W~~	185,667	~~W~~	530,511	~~W~~	719,584
Increase		57		1,881		13,605		783,335		798,878
Decrease		(38)		(2,303)		(54,916)		(978,193)		(1,035,450)
Others		—		—		1,101		1		1,102

Ending 1 2	~~W~~	66	~~W~~	2,937	~~W~~	145,457	~~W~~	335,654	~~W~~	484,114

(In millions of Korean won)	2023
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	46	~~W~~	2,794	~~W~~	113,527	~~W~~	159,635	~~W~~	276,002
Increase		48		2,889		9,744		4,986		17,667
Decrease		(47)		(2,609)		(33,060)		(23,531)		(59,247)
Others		—		—		5,662		2,044		7,706

Ending	~~W~~	47	~~W~~	3,074	~~W~~	95,873	~~W~~	143,134	~~W~~	242,128

[1]	Includes other provisions of ~~W~~ 32,311 million and ~~W~~ 333,290 million related to the Livelihood finance support program as of September 30, 2024, and December 31, 2023, respectively.
[2]

Includes other provisions of ~~W~~ 140,356 million related to the voluntary compensation for equity-linked securities products tied to the performance of the Hang Seng China Enterprise Index as of September 30, 2024.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

18. Net Defined Benefit Liabilities

18.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the consolidated statement of financial position are calculated by the independent actuary in accordance with actuarial valuation method. The defined benefit obligation is calculated using the projected unit credit method. Assumptions based on market data and historical data such as discount rate, future salary increase rate, mortality, and consumer price index are used which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends which may affect net defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

18.2 Details of net defined benefit liabilities as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Present value of defined benefit obligation	~~W~~	2,346,727	~~W~~	2,362,952
Fair value of plan assets		(2,627,791)		(2,655,173)

Net defined benefit liabilities (assets)*	~~W~~	(281,064)	~~W~~	(292,221)

*

As of September 30, 2024, the net defined benefit asset of ~~W~~ 281,064 million is the amount obtained by subtracting the net defined benefit liability of ~~W~~ 84,946 million from the net defined benefit asset of ~~W~~ 366,010 million. Similarly, as of December 31, 2023, the net defined benefit asset of ~~W~~ 292,221 million is the amount obtained by subtracting the net defined benefit liability of ~~W~~ 81,869 million from the net defined benefit asset of ~~W~~ 374,090 million.

18.3 Details of post-employment benefits recognized in profit or loss for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Current service cost	~~W~~	162,524	~~W~~	148,770
Net interest expense on net defined benefit liabilities		(10,181)		(17,349)
Gains or losses on settlement		—		55

Post-employment benefits *	~~W~~	152,343	~~W~~	131,476

*

Includes post-employment benefits amounting to ~~W~~ 15,286 million recognized as insurance service expenses, ~~W~~ 2,470 million recognized as other operating expenses and ~~W~~ 34 million recognized as advanced payments for the nine-month period ended September 30, 2024, and ~~W~~ 13,848 million recognized as insurance service expenses, ~~W~~ 2,119 million recognized as other operating expenses and ~~W~~ 103 million recognized as advanced payments for the nine-month period ended September 30, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

19. Equity

19.1 Share Capital

19.1.1 Details of share capital as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won and in number of shares)	September 30, 2024		December 31, 2023
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		393,528,423		403,511,072
Share capital *	~~W~~	2,090,558	~~W~~	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

19.1.2 Changes in outstanding shares for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In number of shares)	2024	2023
Beginning	378,663,825	389,634,335
Increase	5,000,000	—
Decrease	(6,448,135)	(7,285,996)

Ending	377,215,690	382,348,339

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

19.2 Hybrid Securities

Details of hybrid securities classified as equity as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of September 30, 2024	September 30, 2024		December 31, 2023
The 1-1st*	May 2, 2019	Perpetual bond	3.23	~~W~~	—	~~W~~	349,309
The 1-2nd	May 2, 2019	Perpetual bond	3.44		49,896		49,896
The 2-1st	May 8, 2020	Perpetual bond	3.30		324,099		324,099
The 2-2nd	May 8, 2020	Perpetual bond	3.43		74,812		74,812
The 3-1st	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
The 3-2nd	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
The 4-1st	Oct. 20, 2020	Perpetual bond	3.00		433,996		433,996
The 4-2nd	Oct. 20, 2020	Perpetual bond	3.28		64,855		64,855
The 5-1st	Feb. 19, 2021	Perpetual bond	2.67		419,071		419,071
The 5-2nd	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
The 5-3rd	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
The 6-1st	May 28, 2021	Perpetual bond	3.20		165,563		165,563
The 6-2nd	May 28, 2021	Perpetual bond	3.60		109,708		109,708
The 7-1st	Oct. 8, 2021	Perpetual bond	3.57		208,468		208,468
The 7-2nd	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
The 8-1st	Feb. 16, 2022	Perpetual bond	4.00		442,970		442,970
The 8-2nd	Feb. 16, 2022	Perpetual bond	4.30		155,626		155,626
The 9-1st	May 12, 2022	Perpetual bond	4.68		478,829		478,829
The 9-2nd	May 12, 2022	Perpetual bond	4.97		19,906		19,906
The 10-1st	Aug. 26, 2022	Perpetual bond	4.90		407,936		407,936
The 10-2nd	Aug. 26, 2022	Perpetual bond	5.15		70,819		70,819
The 10-3rd	Aug. 26, 2022	Perpetual bond	5.30		19,944		19,944
The 11-1st	Feb. 03, 2023	Perpetual bond	4.90		548,681		548,681
The 11-2nd	Feb. 03, 2023	Perpetual bond	5.03		49,871		49,871
The 12nd	Feb. 28, 2024	Perpetual bond	4.39		399,059		—

				~~W~~	5,082,553	~~W~~	5,032,803

*	As a result of exercising the call option for the Company’s write-down contingent convertible bonds on May 2, 2024, ~~W~~ 350,000 million was fully redeemed before maturity.

The above hybrid securities are early redeemable by the Group after 5 or 7 or 10 years from the issuance date. On the other hand, hybrid securities of ~~W~~ 1,065,613 million issued by Kookmin Bank, hybrid securities of ~~W~~ 232,647 million issued by KB Securities Co., Ltd., hybrid securities of ~~W~~ 49,800 million issued by KB Life Insurance Co., Ltd., hybrid securities of ~~W~~ 249,150 million issued by KB Kookmin Card Co., Ltd. and hybrid securities of ~~W~~ 19,993 million issued by KB Real Estate Trust. Co., Ltd. are recognized as non-controlling interests and are early redeemable after 5 years from the issuance date and each interest payment date thereafter.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

19.3 Capital Surplus

Details of capital surplus as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Paid-in capital in excess of par value	~~W~~	13,190,274	~~W~~	13,190,274
Losses on sales of treasury shares		(477,358)		(481,332)
Other capital surplus		3,904,984		3,927,041
Consideration for exchange right of exchangeable bonds		—		11,933

	~~W~~	16,617,900	~~W~~	16,647,916

19.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Remeasurements of net defined benefit liabilities	~~W~~	(144,590)	~~W~~	(161,295)
Currency translation differences		387,778		261,752
Losses on financial instruments at fair value through other comprehensive income		(1,675,985)		(2,735,499)
Share of other comprehensive loss of associates and joint ventures		(3,042)		(3,318)
Gains on cash flow hedging instruments		78,958		73,555
Losses on hedging instruments of net investments in foreign operations		(146,567)		(129,401)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(20,118)		(11,800)
Insurance finance income		2,018,533		5,001,171

	~~W~~	494,967	~~W~~	2,295,165

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

19.5 Retained Earnings

19.5.1 Details of retained earnings as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Legal reserves [1]	~~W~~	1,219,809	~~W~~	1,007,686
Voluntary reserves		982,000		982,000
Unappropriated retained earnings [2]		32,367,451		30,039,513

	~~W~~	34,569,260	~~W~~	32,029,199

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

[2]	The regulatory reserve for credit losses the Group appropriated in retained earnings is ~~W~~ 4,159,140 million and ~~W~~ 4,320,506 million as of September 30, 2024 and December 31, 2023, respectively.

19.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Regulations on Supervision of Financial Holding Companies.

19.5.2.1 Details of regulatory reserve for credit losses as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	4,159,140	~~W~~	4,320,506
Non-controlling interests		159,646		173,393

	~~W~~	4,318,786	~~W~~	4,493,899

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

19.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision of regulatory reserve for credit losses for the three-month and nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won, except for per share amounts)	2024				2023
	Three months		Nine months		Three months		Nine months
Provision (reversal) of regulatory reserve for credit losses	~~W~~	(20,887)	~~W~~	(161,366)	~~W~~	180,616	~~W~~	(240,179)
Adjusted profit after provision of regulatory reserve for credit losses [1,2]		1,585,199		4,406,490		1,140,203		4,479,847
Adjusted basic earnings per share after provision of regulatory reserve for credit losses [1]		4,184		11,593		2,973		11,627
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses [1]		4,144		11,454		2,908		11,365

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision of regulatory reserve for credit losses before tax to the net profit attributable to shareholders of the Parent Company.

[2]	After deducting dividends on hybrid securities

19.6 Treasury Shares

Changes in treasury shares for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won and in number of shares)	2024
	Beginning		Acquisition		Disposal		Retirement		Ending
Number of treasury shares *		24,847,247		6,448,135		(5,000,000)		(9,982,649)	16,312,733

Carrying amount	~~W~~	1,165,837	~~W~~	490,679	~~W~~	(234,600)	~~W~~	(515,177)	906,739

(In millions of Korean won and in number of shares)	2023
	Beginning		Acquisition		Disposal		Retirement		Ending
Number of treasury shares		19,262,733		7,285,996		—		(5,385,996)	21,162,733

Carrying amount	~~W~~	836,188	~~W~~	373,695	~~W~~	—	~~W~~	(242,096)	967,787

*	5 million treasury shares deposited at the Korea Securities Depository for the exchange of exchangeable bonds was all disposed of on February 14, 2024 through the exercise of exchange rights.

The Group retired 5,584,514 shares (~~W~~ 300,000 million) and 4,398,135 shares (~~W~~ 320,000 million) of the treasury shares on August 14, 2024, each acquired in accordance with the resolution of the Board of Directors on July 25, 2023, and February 7, 2024, respectively.

Additionally, in accordance with the resolution of the Board of Directors on Jully 23, 2024, the Group plans to acquire shares worth ~~W~~ 400,000 million of treasury stocks through a trust contract by March 4, 2025, and plans to retire the shares after the termination of the trust contract.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

20. Net Interest Income

Details of interest income, interest expense, and net interest income for the three-month and nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024				2023
	Three months		Nine months		Three months		Nine months
Interest income
Due from financial institutions measured at fair value through profit or loss	~~W~~	696	~~W~~	2,253	~~W~~	462	~~W~~	1,461
Securities measured at fair value through profit or loss		354,977		1,078,139		357,669		1,025,127
Loans measured at fair value through profit or loss		6,810		18,679		3,792		9,961
Securities measured at fair value through other comprehensive income		688,913		1,989,166		570,003		1,614,544
Loans measured at fair value through other comprehensive income		14,056		39,926		10,729		27,337
Due from financial institutions measured at amortized cost		92,805		298,557		88,114		252,203
Securities measured at amortized cost		313,932		935,648		285,954		813,085
Loans measured at amortized cost		6,014,733		18,032,354		5,963,419		17,277,635
Insurance finance income		7,855		24,092		5,912		17,210
Others		143,025		444,521		127,254		371,988

		7,637,802		22,863,335		7,413,308		21,410,551

Interest expense
Deposits		2,614,728		7,809,463		2,554,604		7,320,728
Borrowings		654,345		1,939,012		642,341		1,851,835
Debentures		674,727		1,937,602		579,448		1,686,630
Insurance finance expense		390,740		1,179,194		385,293		1,180,571
Others		138,295		475,375		126,974		412,470

		4,472,835		13,340,646		4,288,660		12,452,234

Net interest income	~~W~~	3,164,967	~~W~~	9,522,689	~~W~~	3,124,648	~~W~~	8,958,317

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

21. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the three-month and nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024				2023
	Three months		Nine months		Three months		Nine months
Fee and commission income
Banking activity fees	~~W~~	47,252	~~W~~	141,780	~~W~~	44,927	~~W~~	136,091
Lending activity fees		28,211		87,001		22,963		74,415
Credit card and debit card related fees		417,239		1,243,309		364,917		1,162,448
Agent activity fees		62,142		169,110		44,214		147,838
Trust and other fiduciary fees		74,429		219,367		93,834		283,239
Fund management related fees		35,600		100,728		35,331		100,443
Acceptances and guarantees fees		20,729		71,760		20,359		54,846
Foreign currency related fees		91,791		259,211		80,413		233,398
Securities agency fees		32,731		92,599		28,514		87,631
Other business account commission on consignment		6,820		28,197		6,621		27,656
Commissions received on securities business		145,423		467,492		180,288		520,299
Lease fees		279,145		844,515		270,139		806,295
Others		101,166		344,513		100,306		354,643

		1,342,678		4,069,582		1,292,826		3,989,242

Fee and commission expense
Trading activity related fees *		12,695		38,594		17,173		43,434
Lending activity fees		8,483		26,240		9,020		26,032
Credit card and debit card related fees		208,820		616,724		194,862		623,772
Outsourcing related fees		38,357		111,462		40,111		123,146
Foreign currency related fees		34,002		86,839		25,012		66,321
Others		97,617		337,291		105,237		339,716

		399,974		1,217,150		391,415		1,222,421

Net fee and commission income	~~W~~	942,704	~~W~~	2,852,432	~~W~~	901,411	~~W~~	2,766,821

*	Fees from financial instruments at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

22. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

22.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the three-month and nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024				2023
	Three months		Nine months		Three months		Nine months
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	~~W~~	1,005,843	~~W~~	2,809,517	~~W~~	297,245	~~W~~	2,274,400
Equity securities		48,126		595,686		86,605		610,559

		1,053,969		3,405,203		383,850		2,884,959

Derivatives held for trading:
Interest rate		1,331,045		4,021,795		1,560,122		4,753,946
Currency		(730,326)		8,988,357		3,036,824		8,994,046
Stock or stock index		807,460		1,916,448		259,847		1,641,910
Credit		14,908		48,286		967		25,567
Commodity		24,036		51,749		1,378		20,586
Others		37,162		61,798		(29,665)		87,314

		1,484,285		15,088,433		4,829,473		15,523,369

Financial liabilities at fair value through profit or loss		59,706		238,920		93,044		211,589
Other financial instruments		698		749		105		508

		2,598,658		18,733,305		5,306,472		18,620,425

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities		156,553		951,088		456,139		1,044,541
Equity securities		285,929		574,373		93,870		279,238

		442,482		1,525,461		550,009		1,323,779

Derivatives held for trading:
Interest rate		1,737,886		4,194,193		1,354,157		4,425,657
Currency		(1,273,773)		9,048,486		3,109,009		9,345,190
Stock or stock index		558,935		1,689,160		427,798		1,602,854
Credit		13,617		46,190		1,209		29,144
Commodity		21,481		44,873		4,080		29,801
Others		(20,603)		65,622		26,485		123,199

		1,037,543		15,088,524		4,922,738		15,555,845

Financial liabilities at fair value through profit or loss		84,545		314,465		53,562		268,098
Other financial instruments		691		854		108		318

		1,565,261		16,929,304		5,526,417		17,148,040

Net gains on financial instruments at fair value through profit or loss	~~W~~	1,033,397	~~W~~	1,804,001	~~W~~	(219,945)	~~W~~	1,472,385

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

22.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gains or losses on financial instruments designated at fair value through profit or loss include gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the three-month and nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024				2023
	Three months		Nine months		Three months		Nine months
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	38,517	~~W~~	233,821	~~W~~	225,516	~~W~~	512,943

		38,517		233,821		225,516		512,943

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		169,891		565,089		(1,870)		818,573

		169,891		565,089		(1,870)		818,573

Net losses on financial instruments designated at fair value through profit or loss	~~W~~	(131,374)	~~W~~	(331,268)	~~W~~	227,386	~~W~~	(305,630)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

23. Net Other Operating Income and Expenses

Details of other operating income and expenses for the three-month and nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024				2023
	Three months		Nine months		Three months		Nine months
Other operating income
Gains on financial instruments at fair value through other comprehensive income:
Gains on redemption of financial instruments at fair value through other comprehensive income	~~W~~	4,438	~~W~~	8,354	~~W~~	3,038	~~W~~	5,688
Gains on disposal of financial instruments at fair value through other comprehensive income		31,314		107,840		1,977		57,021

		35,752		116,194		5,015		62,709

Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost		19,310		119,384		17,582		91,023
Gains on disposal of securities measured at amortized cost		224		589		—		118

		19,534		119,973		17,582		91,141
Gains on hedge accounting		24,038		259,914		48,005		177,518
Gains on foreign exchange transactions		666,610		3,228,744		1,180,625		5,536,748
Dividend income		20,191		64,224		8,598		38,150
Others		173,983		496,067		148,695		434,923

		940,108		4,285,116		1,408,520		6,341,189

Other operating expenses
Losses on financial instruments at fair value through other comprehensive income:
Losses on redemption of financial instruments at fair value through other comprehensive income		27		60		3		5
Losses on disposal of financial instruments at fair value through other comprehensive income		102,876		150,194		73,758		190,422

		102,903		150,254		73,761		190,427

Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost		31,456		61,493		8,456		24,352

		31,456		61,493		8,456		24,352

Losses on hedge accounting		61,814		270,929		63,310		239,896
Losses on foreign exchanges transactions		874,126		2,982,707		1,084,523		4,934,479
Deposit insurance fee		147,862		439,663		141,936		426,420
Credit guarantee fund fee		95,226		267,009		81,288		230,699
Depreciation expenses of operating lease assets		175,350		530,259		181,792		532,278
Others		345,090		1,167,089		364,514		1,071,906

		1,833,827		5,869,403		1,999,580		7,650,457

Net other operating expenses	~~W~~	(893,719)	~~W~~	(1,584,287)	~~W~~	(591,060)	~~W~~	(1,309,268)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

24. General and Administrative Expenses

24.1 Details of general and administrative expenses for the three-month and nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024				2023
	Three months		Nine months		Three months		Nine months
Expenses related to employee
Employee benefits - salaries	~~W~~	696,636	~~W~~	2,011,917	~~W~~	655,546	~~W~~	1,993,893
Employee benefits - others		211,174		642,157		204,391		639,644
Post-employment benefits - defined benefit plans		43,837		134,553		39,520		115,406
Post-employment benefits - defined contribution plans		5,987		23,103		8,537		22,624
Termination benefits		432		3,162		2		4,221
Share-based payments		21,699		113,370		32,767		59,435

		979,765		2,928,262		940,763		2,835,223

Depreciation and amortization		232,219		675,950		216,553		633,417

Other general and administrative expenses
Rental expense		23,079		66,640		23,582		71,924
Tax and dues		76,424		245,621		69,466		239,358
Communication		10,906		33,640		12,253		34,658
Electricity and utilities		14,113		37,270		11,097		29,707
Publication		1,826		5,359		1,929		6,417
Repairs and maintenance		10,453		30,534		11,587		33,239
Vehicle		4,729		13,454		4,557		13,071
Travel		3,747		12,483		4,478		13,384
Training		10,926		28,962		10,879		30,611
Service fees		63,280		174,123		49,000		158,784
Electronic data processing expenses		88,451		263,043		85,431		262,929
Advertising		59,430		152,029		54,257		154,748
Others		71,451		205,556		68,859		206,449

		438,815		1,268,714		407,375		1,255,279

	~~W~~	1,650,799	~~W~~	4,872,926	~~W~~	1,564,691	~~W~~	4,723,919

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.2 Share-based Payments

24.2.1 Stock grants

The Group changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

24.2.1.1 Details of stock grants linked to long-term performance as of September 30, 2024, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 34	Feb. 1, 2022	644	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 36	Jan. 1, 2023	26,071	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 37	Apr. 1, 2023	2,087	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 38	Nov. 21, 2023	55,547	Services fulfillment, market performance [3] 35%, and non-market performance [5] 65%
Series 39	Jan. 1, 2024	93,935	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 40	Feb. 1, 2024	511	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 41	Apr. 6, 2024	6,270	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 42	Apr. 26, 2024	616	Services fulfillment, market performance [3] 0%, and non-market performance [4] 100%
Deferred grant in 2015		2,123	Satisfied
Deferred grant in 2020		284	Satisfied
Deferred grant in 2021		9,060	Satisfied
Deferred grant in 2022		26,240	Satisfied
Deferred grant in 2023		85,309	Satisfied

		308,697

Kookmin Bank
Series 85	Jan. 1, 2022	6,740	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and non-market performance [6] 70%
Series 86	Feb. 1, 2022	1,525	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 90	Jul. 18, 2022	3,716	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 91	Aug. 24, 2022	7,277	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 92	Jan. 1, 2023	153,444	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 94	Apr. 1, 2023	5,997	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.2.1.1 Details of stock grants linked to long-term performance as of September 30, 2024, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Series 96	Jan. 1, 2024	371,616	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and non-market performance [6] 70%
Series 97	Feb. 1, 2024	2,556	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 98	Apr. 22, 2024	2,959	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 99	July. 5, 2024	4,926	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 100	July. 18, 2024	2,406	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 101	Aug. 24, 2024	4,450	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Deferred grant in 2021		52,347	Satisfied
Deferred grant in 2022		58,485	Satisfied
Deferred grant in 2023		138,055	Satisfied
Deferred grant in 2024		5,260	Satisfied

		821,759

Other subsidiaries
Stock granted in 2012		160	Services fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Stock granted in 2013		219
Stock granted in 2014		1,028
Stock granted in 2015		1,287
Stock granted in 2016		234
Stock granted in 2017		5,834
Stock granted in 2018		13,883
Stock granted in 2019		18,106
Stock granted in 2020		53,629
Stock granted in 2021		52,505
Stock granted in 2022		146,378
Stock granted in 2023		386,058
Stock granted in 2024		322,593

		1,001,914

		2,132,370

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of September 30, 2024 (Deferred grants are residual shares vested as of September 30, 2024).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract - Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract.

[4]	Performance results of company and employee
[5]	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return On Investment), Non-bank segment profit
[6]	EPS, Asset Quality

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.2.1.2 Details of stock grants linked to short-term performance as of September 30, 2024, are as follows:

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	1,078	Satisfied
Stock granted in 2016	2,076	Satisfied
Stock granted in 2020	156	Satisfied
Stock granted in 2021	11,857	Satisfied
Stock granted in 2022	29,285	Satisfied
Stock granted in 2023	41,923	Satisfied
Stock granted in 2024	19,340	Proportional to service period
Kookmin Bank
Stock granted in 2016	706	Satisfied
Stock granted in 2021	43,194	Satisfied
Stock granted in 2022	107,840	Satisfied
Stock granted in 2023	178,583	Satisfied
Stock granted in 2024	70,070	Proportional to service period
Other subsidiaries
Stock granted in 2015	2,672	Satisfied
Stock granted in 2016	12,312	Satisfied
Stock granted in 2017	26,375	Satisfied
Stock granted in 2018	64,040	Satisfied
Stock granted in 2019	56,724	Satisfied
Stock granted in 2020	75,969	Satisfied
Stock granted in 2021	234,222	Satisfied
Stock granted in 2022	349,858	Satisfied
Stock granted in 2023	575,294	Satisfied
Stock granted in 2024	124,536	Proportional to service period

	2,028,110

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

24.2.1.3 The accrued expenses for share-based payments related to stock grants are ~~W~~ 266,403 million and ~~W~~ 202,243 million as of September 30, 2024, and December 31, 2023, respectively, and the compensation costs amounting to ~~W~~ 131,214 million and ~~W~~ 65,621 million were recognized for the nine-month periods ended September 30, 2024, and 2023, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.2.2 Mileage stock

24.2.2.1 Details of mileage stock as of September 30, 2024, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2019
	Nov. 1, 2019	119	0.00~0.08	24
	Nov. 8, 2019	14	0.00~0.10	6
	Dec. 5, 2019	56	0.00~0.18	30
	Dec. 6, 2019	84	0.00~0.18	23
	Dec. 31, 2019	87	0.00~0.25	22
Stock granted in 2020
	Jan. 18, 2020	28,645	0.00~0.30	10,628
	May 12, 2020	46	0.00~0.61	25
	Jun. 30, 2020	206	0.00~0.75	118
	Aug. 26, 2020	40	0.00~0.90	16
	Oct. 29, 2020	160	0.00~1.08	80
	Nov. 6, 2020	45	0.00~1.10	35
	Nov. 30, 2020	35	0.00~1.16	29
	Dec. 2, 2020	57	0.00~1.17	24
	Dec. 4, 2020	154	0.00~1.18	38
	Dec. 30, 2020	88	0.00~1.25	47
Stock granted in 2021
	Jan. 15, 2021	28,156	0.00~1.29	10,903
	Apr. 5, 2021	89	0.00~1.51	53
	Jul. 1, 2021	54	0.00~1.75	18
	Jul. 2, 2021	11	0.00~1.75	11
	Jul. 27, 2021	70	0.00~1.82	32
	Nov. 1, 2021	71	0.00~2.08	53
	Nov. 16, 2021	53	0.00~2.13	13
	Dec. 3, 2021	91	0.00~2.17	39
	Dec. 6, 2021	87	0.00~2.18	26
	Dec. 30, 2021	76	0.00~2.25	57
Stock granted in 2022
	Jan. 14, 2022	20,909	0.00~2.29	11,762
	Apr. 4, 2022	65	0.00~2.51	33
	Apr. 19, 2022	33	0.00~2.55	20
	Jul. 1, 2022	62	0.00~2.84	15
	Aug. 3, 2022	80	0.00~2.85	35
	Aug. 9, 2022	55	0.00~3.05	5
	Oct. 19, 2022	177	0.00~3.08	90
	Nov. 1, 2022	49	0.00~3.17	48
	Dec. 1, 2022	42	0.00~3.17	5
	Dec. 2, 2022	88	0.00~3.18	40
	Dec. 6, 2022	114	0.00~3.20	48
	Dec. 12, 2022	42	0.00~3.21	28
	Dec. 15, 2022	114	0.00~3.25	63

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.2.2.1 Details of mileage stock as of September 30, 2024, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2023
	Jan. 9, 2023	23,071	0.00~3.27	11,186
	Jan. 14, 2023	742	0.00~3.29	433
	Mar. 7, 2023	58	0.00~3.43	29
	Mar. 27, 2023	58	0.00~3.48	58
	Mar. 31, 2023	97	0.00~3.50	57
	May 4, 2023	105	0.00~3.59	57
	Jul. 3, 2023	63	0.00~3.75	21
	Jul. 26, 2023	38	0.00~3.82	33
	Jul. 31, 2023	220	0.00~3.83	142
	Oct. 20, 2023	80	0.00~4.05	75
	Nov. 1, 2023	78	0.00~4.08	78
	Dec. 1, 2023	49	0.00~4.17	49
	Dec. 13, 2023	115	0.00~4.20	115
	Dec. 14, 2023	57	0.00~4.20	57
	Dec. 27, 2023	19	0.00~4.24	19
	Dec. 28, 2023	162	0.00~4.24	162
	Dec. 29, 2023	95	0.00~4.24	95
Stock granted in 2024
	Jan. 9, 2024	611	0.00~4.27	595
	Jan. 10, 2024	16,912	0.00~4.28	16,301
	Jan. 31, 2024	297	0.00~4.33	297
	Apr. 1, 2024	89	0.00~4.50	88
	July. 1, 2024	38	0.00~4.75	38
	Aug. 1, 2024	141	0.00~4.84	141
	Sep. 2, 2024	14	0.00~4.92	14

		123,633		64,682

[1]

Mileage stock is exercisable for four years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period.

[2]	Assessed based on the stock price as of September 30, 2024. These shares are vested immediately at grant date.

24.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 5,233 million and ~~W~~ 3,910 million as of September 30, 2024 and December 31, 2023, respectively. The compensation costs amounting to ~~W~~ 2,993 million and ~~W~~ 3,242 million were recognized as expenses for the nine-month periods ended September 30, 2024 and 2023, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

25. Income Tax Expense

25.1 Details of income tax expense for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Income tax payable
Current income tax expense	~~W~~	1,151,437	~~W~~	1,166,633
Adjustments of income tax of prior years’ recognized in current tax		(7,698)		(25,707)

		1,143,739		1,140,926

Changes in deferred income tax assets and liabilities		(159,698)		648,651

Income tax recognized directly in equity and others		692,426		(246,926)
Remeasurements of net defined benefit liabilities		(5,884)		696
Currency translation differences		(6,587)		(6,086)
Net gains or losses on financial assets at fair value through other comprehensive income		(372,034)		(64,026)
Share of other comprehensive income or loss of associates and joint ventures		(130)		188
Gains or losses on cash flow hedging instruments		(1,939)		1,488
Gains or losses on hedging instruments of net investments in foreign operations		6,157		25,081
Gain on revaluation of property, plant and equipment		—		84
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		2,984		18,475
Insurance finance income		1,069,859		(222,826)

Others		14,482		12,735

Income tax expense	~~W~~	1,690,949	~~W~~	1,555,386

26. Dividends

The annual dividends to the shareholders of the Company for the year ended December 31, 2023, amounting to ~~W~~ 587,006 million (~~W~~ 1,530 per share) were declared at the annual general shareholders’ meeting on March 22, 2024 and paid on April 11, 2024. According to the resolution of the Board of Directors on April 25, 2024, the interim dividends per share of ~~W~~ 784 (total dividends: ~~W~~ 300,087 million) with dividend record date of March 31, 2024 were paid on May 9, 2024. and the resolution of the Board of Directors on July 23, 2024, the quarterly dividend per share of ~~W~~ 791 (total dividend: ~~W~~ 299,999 million) with dividend record date of June 30, 2024 were paid on August 8, 2024. Meanwhile, the annual dividends and interim dividends paid in 2023 were ~~W~~ 564,970 million (~~W~~ 1,450 per share) and ~~W~~ 586,931 million (~~W~~ 510 per share), respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

27. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(161,295)	~~W~~	22,589	~~W~~	—	~~W~~	—	~~W~~	(5,884)	~~W~~	(144,590)
Currency translation differences		261,752		132,613		—		—		(6,587)		387,778
Losses on financial instruments at fair value through other comprehensive income		(2,735,499)		1,370,777		56,501		3,797		(371,561)		(1,675,985)
Share of other comprehensive loss of associates and joint ventures		(3,318)		407		(1)		—		(130)		(3,042)
Gains (losses) on cash flow hedging instruments		73,555		34,923		(27,580)		—		(1,940)		78,958
Losses on hedging instruments of net investments in foreign operations		(129,401)		(23,323)		—		—		6,157		(146,567)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(11,800)		(11,302)		—		—		2,984		(20,118)
Finance gains or losses on insurance contract assets (liabilities)		5,001,171		(4,052,497)		—		—		1,069,859		2,018,533

	~~W~~	2,295,165	~~W~~	(2,525,813)	~~W~~	28,920	~~W~~	3,797	~~W~~	692,898	~~W~~	494,967

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

27. Accumulated Other Comprehensive Income (Loss) (cont’d)

Changes in accumulated other comprehensive income (loss) for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2023
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(88,770)	~~W~~	(2,046)	~~W~~	—	~~W~~	—	~~W~~	696	~~W~~	(90,120)
Currency translation differences		254,446		191,889		(23,753)		—		(6,086)		416,496
Losses on financial instruments at fair value through other comprehensive income		(6,081,560)		97,438		151,888		(35,961)		(64,026)		(5,932,221)
Share of other comprehensive loss of associates and joint ventures		(3,342)		(777)		—		—		188		(3,931)
Gains (losses) on cash flow hedging instruments		19,632		(5,185)		(44,187)		—		1,488		(28,252)
Losses on hedging instruments of net investments in foreign operations		(114,742)		(94,983)		—		—		25,081		(184,644)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		41,063		(69,768)		—		—		18,475		(10,230)
Gains on revaluation of property and equipment		—		(84)		—		—		84		—
Finance gains or losses on insurance contract assets (liabilities)		7,223,195		865,202		—		—		(222,826)		7,865,571

	~~W~~	1,249,922	~~W~~	981,686	~~W~~	83,948	~~W~~	(35,961)	~~W~~	(246,926)	~~W~~	2,032,669

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

28. Earnings per Share

28.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding.

28.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2024		2023
	Three months	Nine months	Three months	Nine months
Number of issued ordinary shares	393,528,423	393,528,423	403,511,072	403,511,072
Number of treasury shares*	(16,312,733)	(16,312,733)	(21,162,733)	(21,162,733)

Weighted average number of ordinary shares outstanding	378,880,364	380,100,693	383,565,730	385,292,960

*	The initial dates of treasury shares retired during the current and previous quarters are Agust 14, 2024, and April 4, 2023, respectively.

28.1.2 Basic earnings per share

(In Korean won except for number of shares)	2024
	Three months		Nine months
Profit attributable to shareholders of the Parent Company	~~W~~	1,613,945,580,750	~~W~~	4,395,288,539,684
Deduction: Dividends on hybrid securities		(49,634,075,000)		(150,164,725,000)

Profit attributable to the ordinary equity holders of the Parent Company (A)		1,564,311,505,750		4,245,123,814,684
Weighted average number of ordinary shares outstanding (B)		378,880,364		380,100,693

Basic earnings per share (A/B)	~~W~~	4,129	~~W~~	11,168

(In Korean won except for number of shares)	2023
	Three months		Nine months
Profit attributable to shareholders of the Parent Company	~~W~~	1,368,889,245,027	~~W~~	4,376,513,141,900
Deduction: Dividends on hybrid securities		(48,070,325,000)		(136,844,725,000)

Profit attributable to the ordinary equity holders of the Parent Company (A)		1,320,818,920,027		4,239,668,416,900
Weighted average number of ordinary shares outstanding (B)		383,565,730		385,292,960

Basic earnings per share (A/B)	~~W~~	3,444	~~W~~	11,004

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

28.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares such as stock grants and ordinary share exchange right of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price during the period) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expense after tax for the period is added to profit for diluted earnings per share.

28.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2024
	Three months		Nine months
Profit attributable to shareholders of the Parent Company	~~W~~	1,613,945,580,750	~~W~~	4,395,288,539,684
Deduction: Dividends on hybrid securities		(49,634,075,000)		(150,164,725,000)

Profit attributable to ordinary equity holders of the Parent Company		1,564,311,505,750		4,245,123,814,684
Adjustments: Interest expense on exchangeable bonds		—		306,631,690

Adjusted profit for diluted earnings per share	~~W~~	1,564,311,505,750	~~W~~	4,245,430,446,374

(In Korean won)	2023
	Three months		Nine months
Profit attributable to shareholders of the Parent Company	~~W~~	1,368,889,245,027	~~W~~	4,376,513,141,900
Deduction: Dividends on hybrid securities		(48,070,325,000)		(136,844,725,000)

Profit attributable to ordinary equity holders of the Parent Company		1,320,818,920,027		4,239,668,416,900
Adjustments: Interest expense on exchangeable bonds		618,000,813		1,833,850,237

Adjusted profit for diluted earnings per share	~~W~~	1,321,436,920,840	~~W~~	4,241,502,267,137

28.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2024		2023
	Three months	Nine months	Three months	Nine months
Weighted average number of ordinary shares outstanding	378,880,364	380,100,693	383,565,730	385,292,960
Adjustment:
Stock grants	3,633,208	3,848,545	3,804,449	4,064,265
Exchangeable bonds	—	802,920	5,000,000	5,000,000

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	382,513,572	384,752,158	392,370,179	394,357,225

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

28.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2024
	Three months		Nine months
Adjusted profit for diluted earnings per share	~~W~~	1,564,311,505,750	~~W~~	4,245,430,446,374
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		382,513,572		384,752,158

Diluted earnings per share	~~W~~	4,090	~~W~~	11,034

(In Korean won and in number of shares)	2023
	Three months		Nine months
Adjusted profit for diluted earnings per share	~~W~~	1,321,436,920,840	~~W~~	4,241,502,267,137
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		392,370,179		394,357,225

Diluted earnings per share	~~W~~	3,368	~~W~~	10,755

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

29. Insurance Contracts

29.1 Insurance Contracts Assets and Liabilities

29.1.1 Details of insurance contract assets and insurance contract liabilities as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	303,890	~~W~~	8,867	~~W~~	—	~~W~~	—
Insurance contract liabilities		14,363,094		567,552		7,176,965		6,654,310		—		22,533,023		1,490,093		2,167,075		201,873

Net insurance contract liabilities	~~W~~	14,363,094	~~W~~	567,552	~~W~~	7,176,965	~~W~~	6,654,310	~~W~~	—	~~W~~	22,229,133	~~W~~	1,481,226	~~W~~	2,167,075	~~W~~	201,873

Reinsurance contract assets	~~W~~	308	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,402	~~W~~	464,926	~~W~~	854,751	~~W~~	7,846	~~W~~	173,674
Reinsurance contract liabilities		18,176		17,566		—		—		—		—		3,815		—		—

Net reinsurance contract assets (liabilities)	~~W~~	(17,868)	~~W~~	(17,566)	~~W~~	—	~~W~~	—	~~W~~	5,402	~~W~~	464,926	~~W~~	850,936	~~W~~	7,846	~~W~~	173,674

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

29.1.1 Details of insurance contract assets and insurance contract liabilities as of September 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	219,782	~~W~~	9,858	~~W~~	—	~~W~~	—
Insurance contract liabilities		12,184,805		449,459		6,992,772		6,256,123		—		20,429,882		1,505,850		2,224,924		264,737

Net insurance contract liabilities	~~W~~	12,184,805	~~W~~	449,459	~~W~~	6,992,772	~~W~~	6,256,123	~~W~~	—	~~W~~	20,210,100	~~W~~	1,495,992	~~W~~	2,224,924	~~W~~	264,737

Reinsurance contract assets	~~W~~	365	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,545	~~W~~	455,016	~~W~~	957,040	~~W~~	10,513	~~W~~	226,689
Reinsurance contract liabilities		14,913		17,275		—		—		—		—		3,842		—		—

Net reinsurance contract assets (liabilities)	~~W~~	(14,548)	~~W~~	(17,275)	~~W~~	—	~~W~~	—	~~W~~	5,545	~~W~~	455,016	~~W~~	953,198	~~W~~	10,513	~~W~~	226,689

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

29.2 Details of insurance service results for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	198,378	~~W~~	26,315	~~W~~	31,412	~~W~~	68,792	~~W~~	—	~~W~~	3,395,550	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,720,447
Changes in risk adjustment due to release of risk		13,574		2,015		5,173		4,311		—		133,361		—		—		—		158,434
Changes in contractual service margin recognized in profit or loss for the services provided		201,091		13,288		39,414		65,638		—		644,868		—		—		—		964,299
Recovery of insurance acquisition cash flows		21,675		2,543		13,410		8,073		—		158,237		—		—		—		203,938
Other insurance revenues		(2,413)		(418)		(458)		(484)		—		—		—		—		—		(3,773)

	~~W~~	432,305		43,743		88,951		146,330		—		4,332,016		—		—		—		5,043,345

Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		1,017,106		2,109,818		41,224		3,168,148

Total insurance revenue	~~W~~	432,305	~~W~~	43,743	~~W~~	88,951	~~W~~	146,330	~~W~~	—	~~W~~	4,332,016	~~W~~	1,017,106	~~W~~	2,109,818	~~W~~	41,224	~~W~~	8,211,493

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

29.2 Details of insurance service results for the nine-month periods ended September 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	~~W~~	(154,036)	~~W~~	(25,266)	~~W~~	(23,038)	~~W~~	(62,155)	~~W~~	—	~~W~~	(3,385,369)	~~W~~	(612,195)	~~W~~	(1,863,960)	~~W~~	2,878	~~W~~	(6,123,141)
Amortization of insurance acquisition cash flows		(21,675)		(2,543)		(13,410)		(8,073)		—		(164,919)		(108,171)		(241,033)		(2,361)		(562,185)
Changes in fulfilment cash flows relating to incurred claims		(8,249)		(366)		(2,146)		(1,881)		—		179,793		92,281		41,719		—		301,151
Losses on onerous contracts and reversals		(973)		4,291		(1,317)		79		—		(50,000)		(814)		—		—		(48,734)
Other insurance service expenses		(6)		(648)		(3,050)		(2,069)		—		—		—		—		—		(5,773)

Insurance service expenses for insurance contracts not applying the premium allocation approach		(184,939)		(24,532)		(42,961)		(74,099)		—		(3,420,495)		—		1		(1)		(3,747,026)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(628,899)		(2,063,275)		518		(2,691,656)

Total insurance service expenses	~~W~~	(184,939)	~~W~~	(24,532)	~~W~~	(42,961)	~~W~~	(74,099)	~~W~~	—	~~W~~	(3,420,495)	~~W~~	(628,899)	~~W~~	(2,063,274)	~~W~~	517	~~W~~	(6,438,682)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses		725		1,258		—		—		2,594		101,328		209,182		148		27,190		342,425
Changes in fulfilment cash flows relating to incurred claims		603		102		—		—		(575)		(21,095)		(60,702)		246		—		(81,421)
Recognition and reversal of loss-recovery component		176		(60)		—		—		(1,472)		7,971		264		—		—		6,879

Reinsurance income for reinsurance contracts not applying the premium allocation approach		1,504		1,300		—		—		547		88,408		—		—		—		91,759
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(204)		148,744		394		27,190		176,124

Total reinsurance income	~~W~~	1,504	~~W~~	1,300	~~W~~	—	~~W~~	—	~~W~~	547	~~W~~	88,204	~~W~~	148,744	~~W~~	394	~~W~~	27,190	~~W~~	267,883

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

29.2 Details of insurance service results for the nine-month periods ended September 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas		Total
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:						—
Expected recovery of incurred claims and expenses	~~W~~	(905)	~~W~~	(1,415)	~~W~~	—	~~W~~	—	~~W~~	(844)	~~W~~	(133,536)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(136,700)
Changes in risk adjustment due to release of risk		(127)		(65)		—		—		(28)		(6,928)		—		—		—		(7,148)
Contractual service margin recognized in profit or loss for the services received		(1,316)		72		—		—		(187)		(355)		—		—		—		(1,786)
Other reinsurance expenses		17		13		—		—		323		—		—		—		—		353

	~~W~~	(2,331)	~~W~~	(1,395)	~~W~~	—	~~W~~	—	~~W~~	(736)	~~W~~	(140,819)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(145,281)

Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(1,308)		(444,924)		(5,763)		(70,689)		(522,684)

Total reinsurance expense		(2,331)		(1,395)		—		—		(736)		(142,127)		(444,924)		(5,763)		(70,689)		(667,965)

Total insurance service result	~~W~~	246,539	~~W~~	19,116	~~W~~	45,990	~~W~~	72,231	~~W~~	(189)	~~W~~	857,598	~~W~~	92,027	~~W~~	41,175	~~W~~	(1,758)	~~W~~	1,372,729

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

29.2 Details of insurance service results for the nine-month periods ended September 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas		Total
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	189,966	~~W~~	24,719	~~W~~	27,132	~~W~~	64,222	~~W~~	—	~~W~~	3,079,712	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,385,751
Changes in risk adjustment due to release of risk		13,374		2,144		3,575		4,016		—		137,629		—		—		—		160,738
Contractual service margin recognized in profit or loss for the services provided		219,658		15,184		26,093		67,466		—		612,724		—		—		—		941,125
Recovery of insurance acquisition cash flows		12,340		2,069		4,211		3,872		—		124,235		—		—		—		146,727
Other insurance revenues		(1,609)		(171)		(2,349)		(608)		—		—		—		—		—		(4,737)

	~~W~~	433,729		43,945		58,662		138,968		—		3,954,300		—		—		—		4,629,604

Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		962,849		2,017,364		68,502		3,048,715

Total insurance revenue	~~W~~	433,729	~~W~~	43,945	~~W~~	58,662	~~W~~	138,968	~~W~~	—	~~W~~	3,954,300	~~W~~	962,849	~~W~~	2,017,364	~~W~~	68,502	~~W~~	7,678,319

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

29.2 Details of insurance service results for the nine-month periods ended September 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas		Total
Insurance service expenses:
Incurred claims and expenses	~~W~~	(178,103)	~~W~~	(25,024)	~~W~~	(24,680)	~~W~~	(62,960)	~~W~~	—	~~W~~	(3,032,416)	~~W~~	(922,662)	~~W~~	(1,712,636)	~~W~~	(131,050)	~~W~~	(6,089,531)
Amortization of insurance acquisition cash flows		(12,340)		(2,069)		(4,211)		(3,872)		—		(107,030)		(96,260)		(228,202)		(1,909)		(455,893)
Changes in fulfilment cash flows relating to incurred claims		4,064		(1,536)		(1,759)		(477)		—		25,245		200,801		33,650		—		259,988
Losses on onerous contracts and reversals		(3,269)		104		(1,254)		11,845		—		(89,333)		1,098		—		—		(80,809)
Other insurance service expenses		2,757		136		(1,836)		(941)		—		—		—		—		—		116

Insurance service expenses for insurance contracts not applying the premium allocation approach		(186,891)		(28,389)		(33,740)		(56,405)		—		(3,203,534)		—		—		—		(3,508,959)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(817,023)		(1,907,188)		(132,959)		(2,857,170)

Total insurance service expenses	~~W~~	(186,891)	~~W~~	(28,389)	~~W~~	(33,740)	~~W~~	(56,405)	~~W~~	—	~~W~~	(3,203,534)	~~W~~	(817,023)	~~W~~	(1,907,188)	~~W~~	(132,959)	~~W~~	(6,366,129)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses	~~W~~	310	~~W~~	1,286	~~W~~	—	~~W~~	—	~~W~~	1,425	~~W~~	91,139	~~W~~	484,840	~~W~~	309	~~W~~	106,889	~~W~~	686,198
Changes in fulfilment cash flows relating to incurred claims		(177)		(171)		—		—		539		5,480		(162,884)		1,445		—		(155,768)
Recognition and reversal of loss-recovery component		34		20		—		—		825		18,071		(205)		—		—		18,745

Reinsurance income for reinsurance contracts not applying the premium allocation approach		167		1,135		—		—		2,789		113,452		—		—		—		117,543
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		1,238		321,751		1,754		106,889		431,632

Total reinsurance income	~~W~~	167	~~W~~	1,135	~~W~~	—	~~W~~	—	~~W~~	2,789	~~W~~	114,690	~~W~~	321,751	~~W~~	1,754	~~W~~	106,889	~~W~~	549,175

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

29.2 Details of insurance service results for the nine-month periods ended September 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	~~W~~	(688)	~~W~~	(1,598)	~~W~~	—	~~W~~	—	~~W~~	(991)	~~W~~	(108,793)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(112,070)
Changes in risk adjustment due to release of risk		(92)		(97)		—		—		(36)		(5,882)		—		—		—		(6,107)
Changes in contractual service margin recognized in profit or loss for the services received		(833)		(393)		—		—		(1,195)		3,199		—		—		—		778
Other reinsurance expenses		11		6		—		—		328		—		—		—		—		345

	~~W~~	(1,602)	~~W~~	(2,082)	~~W~~	—	~~W~~	—	~~W~~	(1,894)	~~W~~	(111,476)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(117,054)

Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(1,464)		(446,525)		(7,553)		(56,482)		(512,024)

Total reinsurance expense		(1,602)		(2,082)		—		—		(1,894)		(112,940)		(446,525)		(7,553)		(56,482)		(629,078)

Total insurance service result	~~W~~	245,403	~~W~~	14,609	~~W~~	24,922	~~W~~	82,563	~~W~~	895	~~W~~	752,516	~~W~~	21,052	~~W~~	104,377	~~W~~	(14,050)	~~W~~	1,232,287

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

29.3 Details of insurance finance income and expenses for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Life insurance				Non-life insurance						Total
	Variables		Others		Long-term		General and Automobile		Overseas
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	(71,501)	~~W~~	(554,062)	~~W~~	(538,379)	~~W~~	(3,153)	~~W~~	—	~~W~~	(1,167,095)
Effect of changes in discount rates and financial assumptions		(226)		18,379		—		—		—		18,153
Effect of exchange rate fluctuations		(2,532)		(4,944)		—		(12,645)		—		(20,121)
Changes in the fair value of the underlying assets of insurance contract with direct participation features		(246,472)		—		—		—		—		(246,472)
Other insurance finance income (expenses)		—		—		(2,732)		(1,150)		(133)		(4,015)

		(320,731)		(540,627)		(541,111)		(16,948)		(133)		(1,419,550)

Insurance finance income (expenses) recognized in other comprehensive income		(184,649)		(1,946,426)		(1,949,194)		(2,192)		—		(4,082,461)

Total insurance finance income (expenses)	~~W~~	(505,380)	~~W~~	(2,487,053)	~~W~~	(2,490,305)	~~W~~	(19,140)	~~W~~	(133)	~~W~~	(5,502,011)

Reinsurance finance income (expenses)
Net Interest Income (Expense)		—		(769)		11,352		1,410		—		11,993
Effect of changes in discount rates and financial assumptions		—		(361)		—		—		—		(361)
Effect of exchange rate fluctuations		—		(18)		—		5,979		—		5,961
Other reinsurance finance income (expenses)		—		—		(1,504)		(20,480)		(140)		(22,124)

	~~W~~	—	~~W~~	(1,148)	~~W~~	9,848	~~W~~	(13,091)	~~W~~	(140)	~~W~~	(4,531)

Reinsurance finance income (expenses) recognized in other comprehensive income		—		(4,115)		29,373		3,126		—		28,384

Total reinsurance finance income (expenses)	~~W~~	—	~~W~~	(5,263)	~~W~~	39,221	~~W~~	(9,965)	~~W~~	(140)	~~W~~	23,853

Total	~~W~~	(505,380)	~~W~~	(2,492,316)	~~W~~	(2,451,084)	~~W~~	(29,105)	~~W~~	(273)	~~W~~	(5,478,158)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

29.3 Details of insurance finance income and expenses for the nine-month periods ended September 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Life insurance				Non-life insurance						Total
	Variables		Others		Long-term		General and Automobile		Overseas
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	(67,839)	~~W~~	(557,211)	~~W~~	(546,010)	~~W~~	(3,162)	~~W~~	—	~~W~~	(1,174,222)
Effect of changes in discount rates and financial assumptions		(24,993)		47,228		—		—		—		22,235
Effect of exchange rate fluctuations		(5,142)		(11,064)		—		(20,359)		—		(36,565)
Changes in the fair value of the underlying assets of insurance contract with direct participation features		(188,363)		—		—		—		—		(188,363)
Other insurance finance income (expenses)		—		—		(148)		(793)		141		(800)

		(286,337)		(521,047)		(546,158)		(24,314)		141		(1,377,715)

Insurance finance income (expenses) recognized in other comprehensive income		56,154		641,667		164,407		(3,382)		—		858,846

Total insurance finance income (expenses)	~~W~~	(230,183)	~~W~~	120,620	~~W~~	(381,751)	~~W~~	(27,696)	~~W~~	141	~~W~~	(518,869)

Reinsurance finance income (expenses)
Net Interest Income (Expense)		—		(789)		9,616		2,034		—		10,861
Effect of changes in discount rates and financial assumptions		—		(14)		—		—		—		(14)
Effect of exchange rate fluctuations		—		(42)		—		17,647		—		17,605
Other reinsurance finance income (expenses)		—		—		1,078		1,349		(1)		2,426

	~~W~~	—	~~W~~	(845)	~~W~~	10,694	~~W~~	21,030	~~W~~	(1)	~~W~~	30,878

Reinsurance finance income (expenses) recognized in other comprehensive income		—		390		3,609		2,865		—		6,864

Total reinsurance finance income (expenses)	~~W~~	—	~~W~~	(455)	~~W~~	14,303	~~W~~	23,895	~~W~~	(1)	~~W~~	37,742

Total	~~W~~	(230,183)	~~W~~	120,165	~~W~~	(367,448)	~~W~~	(3,801)	~~W~~	140	~~W~~	(481,127)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

30. Statements of Cash Flows

30.1 Details of cash and cash equivalents as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Cash	~~W~~	2,368,691	~~W~~	2,114,596
Checks issued by other banks		265,994		142,437
Due from the Bank of Korea		13,066,593		15,362,056
Due from other financial institutions		10,527,660		12,217,222

		26,228,938		29,836,311

Due from financial institutions measured at fair value through profit or loss		58,797		79,810

		26,287,735		29,916,121

Deduction:
Restricted due from financial institutions		(2,979,987)		(3,273,428)
Due from financial institutions with original maturities over three months		(1,191,302)		(816,105)

		(4,171,289)		(4,089,533)

	~~W~~	22,116,446	~~W~~	25,826,588

30.2 Cash inflows and outflows from income tax, interest, and dividends for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	Activities	2024		2023
Income tax paid	Operating	~~W~~	784,241	~~W~~	1,726,858
Interest received	Operating		22,736,549		20,781,541
Interest paid	Operating		10,926,039		8,360,728
Dividends received	Operating		331,481		245,435
Dividends paid	Financing		1,337,256		1,093,747

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

31. Contingent Liabilities and Commitments

31.1 Details of acceptances and guarantees as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	~~W~~	135,215	~~W~~	148,786
Others		938,966		945,027

		1,074,181		1,093,813

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit		331,301		277,370
Letter of guarantees		37,411		47,665
Bid bond		8,183		12,549
Performance bond		1,459,084		1,111,589
Refund guarantees		3,662,723		3,561,227
Others		3,915,039		3,572,149

		9,413,741		8,582,549

Financial guarantee contracts:
Acceptances and guarantees for mortgage		28,970		94,027
Overseas debt guarantees		388,694		470,579
International financing guarantees in foreign currencies		769,530		616,554

		1,187,194		1,181,160

		11,675,116		10,857,522

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,269,541		2,785,484
Refund guarantees		1,279,685		1,301,376

		3,549,226		4,086,860

	~~W~~	15,224,342	~~W~~	14,944,382

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

31.2 Details of commitments as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	September 30, 2024		December 31, 2023
Commitments
Corporate loan commitments	~~W~~	53,832,327	~~W~~	55,688,438
Retail loan commitments		58,505,613		56,142,850
Credit line of credit cards		85,791,607		83,325,862
Purchase of other securities		9,771,396		8,749,029

		207,900,943		203,906,179

Financial guarantee contracts
Credit line		4,496,026		5,901,644
Purchase of securities		645,200		745,401

		5,141,226		6,647,045

	~~W~~	213,042,169	~~W~~	210,553,224

31.3 Other Matters

a) The Group has 97 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 1,679,209 million, and 309 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans) with aggregate claims amount of ~~W~~ 1,207,197 million, which arose in the normal course of the business, as of September 30, 2024. Details of major pending lawsuits in which the Group is a defendant are as follows:

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	~~W~~55,437

Kookmin Bank invested the assets entrusted by OO Invest Trust Management in the Fairfield Sentry Limited and Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff. (Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses.)

Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

					Application for dismissal by the defendant has been denied, and further proceedings are scheduled. [Related litigation is pending at the New York Southern District Federal Bankruptcy Court (10-3777)]

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

31.3 Other Matters (cont’d)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Expropriation of long-term leasehold rights	1	329,900

Kookmin Bank invested assets entrusted by OO Asset Management Co., Ltd. in loans that are directly or indirectly collateralized by long-term leasehold rights of the building and the land (hereinafter referred to as “the real estate in this case”) of Union Station in Washington, D.C., the United States.

The Plaintiff, who is the operator of the railway facility, filed this lawsuit against those concerned with the real estate in this case, including Kookmin Bank, to expropriate the real estate in this case and determine indemnity.

Following the court’s approval of the plaintiff’s urgent application for transfer of possession, the subject property has been delivered to the plaintiff, and the main proceedings are ongoing.

[An appeal procedure filed by the defendant against the court’s order for transfer of possession is in progress.]

	Return of unjust enrichment	1	144,159

As MTS Bank, which was trading with Kookmin Bank through a foreign exchange account, was listed on the SDN (Specifically Designated Nationals) list of the Office of Foreign Assets Control (OFAC) under the U.S. Treasury Department, Kookmin Bank froze the foreign currency account in the name of MTS Bank.

Accordingly, MTS Bank filed a lawsuit seeking the return of the account balance to the Moscow City Commercial Court in Russia.

					Responding to local court trial schedule.

	Claim for damages	1	92,811

PT Bank KB Bukopin Tbk requested an auction of TMJ’s shares in order to collect the loan to TMJ (a distressed company); NKLI won the auction and then received a loan from the bank for the purpose of purchasing TMJ shares. NKLI’s intention was to take control over TMJ and launch mining business; however, NKLI was unable to take control and launch the business due to legal disputes with the bankruptcy trustee of TMJ and court-appointed mine management company, and also lost a lawsuit against the mine management company.

As a result, NKLI filed a legal suit to PT Bank KB Bukopin Tbk stating that the bank’s recommendation to purchase TMJ’s shares was inappropriate since the bank did not intentionally share the legal issues and associated risks thereof.

					The first trial was won, and NKLI has filed an appeal. Active response is planned in the second trial in cooperation with the legal representative.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

31.3 Other Matters (cont’d)

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits

KB Securities Co., Ltd.	Request for the return of unjust enrichment and transaction amount (Australian fund)	3	64,471	As an investment broker for a private fund that lends money to a corporation (borrower) investing in Australian disability apartment rental business, KB Securities Co., Ltd. brokered investments of ~~W~~ 326,500 million in trust products and funds to individual and institutional investors. However, due to the local Australian borrower’s breach of contract, the fund management was suspended, and related to this, a lawsuit was filed against KB Securities Co., Ltd. for the return of unjust enrichment and transaction amount.

No.1 case: The third trial is in progress (The first trial: On February 7, 2023, a ruling was made to pay the principal investment of ~~W~~ 29,800 million and the delayed interest on it. The second trial: On January 29, 2024, the conclusion was different; a ruling was made to pay the principal investment of ~~W~~ 12,000 million and the delayed interest on it.)

No. 2 case: The second trial is in progress (The first trial: On February 14, 2024, a ruling was made to pay the principal investment of ~~W~~ 12,200 million and the delayed interest on it.)

No. 3 case: The second trial is in progress (The first trial: On October 26, 2023, a ruling was made to pay the remaining principal and interest of ~~W~~ 8,460 million and the delayed interest on the principal of ~~W~~ 8,290 million)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

31.3 Other Matters (cont’d)

b) On April 7, 2023, Kookmin Bank entered into a new share subscription agreement with STIC Eugene Star Holdings Inc. (hereinafter referred to as “STIC”), under which STIC will acquire 31,900,000,000 shares at a price of IDR 3.19 trillion, which Kookmin Bank’s subsidiary, PT Bank KB Bukopin Tbk, issued. As a result of the agreement, Kookmin Bank will hold a call option to purchase the shares held by STIC, starting from 2 years and 6 months after the date of acquisition, for a period of 6 months. If Kookmin Bank does not exercise the call option during the designated period, STIC will have the right to sell the acquired shares back to the bank, also known as holding a put option right, within 1 year after the expiration of the call option exercise period.

c) Kookmin Bank is currently under investigation by the Fair-Trade Commission regarding the possibility of unfair joint actions by commercial banks. It is impossible to predict the outcome of the investigation.

d) As of September 30, 2024, KB Real Estate Trust Co., Ltd. may lend ~~W~~ 3,483,300 million to the trust accounts, which is part of the total project cost related to borrowing-type land trust contracts (including maintenance projects). Whether or not KB Real Estate Trust Co., Ltd. will lend to a trust account is not an unconditional payment obligation, and it is judged by considering all matters such as the fund balance plan of its own account and trust business.

e) KB Real Estate Trust Co., Ltd. is carrying out the completion guarantee management-type land trust project (50 cases, including Gonghang-dong Airport City, excluding construction project), that bears responsibility for the completion guarantee when the construction company fails to fulfill responsibility for the completion guarantee and bears responsibility for compensating for damages to lending financial institutions as of September 30, 2024. The total credit line of PF loan related to the completion guarantee management-type land trust project is ~~W~~ 3,644,000 million, and the used credit line is ~~W~~ 2,680,100 million as of September 30, 2024. The amount of compensation for damages charged to KB Real Estate Trust Co., Ltd. is measured after determining whether the damage occurred due to the company’s failure to fulfill the completion guarantee. Since the amount of loss cannot be measured reliably, this impact is not reflected in the Financial statements as of and for the nine-month periods ended September 30, 2024. The Group plans to continuously monitor the process progress at each business site.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

32. Subsidiaries

32.1 Details of major consolidated subsidiaries as of September 30, 2024, are as follows:

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Sep. 30	Banking and foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Sep. 30	Credit card and installment financing
	KB Asset Management Co., Ltd.	100.00	Korea	Sep. 30	Collective investment and advisory
	KB Capital Co., Ltd.	100.00	Korea	Sep. 30	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Sep. 30	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Sep. 30	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Sep. 30	Capital investment
	KB Data System Co., Ltd.	100.00	Korea	Sep. 30	Software advisory, development, and supply
	KB Securities Co., Ltd.	100.00	Korea	Sep. 30	Financial investment
	KB Insurance Co., Ltd.	100.00	Korea	Sep. 30	Non-life insurance
	KB Life Insurance Co., Ltd.	100.00	Korea	Sep. 30	Life insurance
Kookmin Bank	KB PRASAC BANK PLC. [3]	100.00	Cambodia	Sep. 30	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Sep. 30	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Sep. 30	Microfinance services
	PT Bank Syariah Bukopin	95.92	Indonesia	Sep. 30	Banking
	PT Bukopin Finance	99.24	Indonesia	Sep. 30	Installment financing
	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Sep. 30	Banking and foreign exchange transaction
	KB FUND PARTNERS Co., Ltd.	100.00	Korea	Sep. 30	Other financial services

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

32.1 Details of major consolidated subsidiaries as of September 30, 2024, are as follows: (cont’d)

Investor	Investee	Ownership (%)		Location	Date of financial statements	Industry
Kookmin Bank, KB Kookmin Card Co., Ltd., KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Capital Co., Ltd.	PT Bank KB Bukopin, Tbk.	67.57	[1]	Indonesia	Sep. 30	Banking and foreign exchange transaction
KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00		United States	Sep. 30	Investment advisory and securities trading
	KB Securities Hong Kong Ltd.	100.00		China	Sep. 30	Investment advisory and securities trading
	KB Securities Vietnam Joint Stock Company	99.81		Vietnam	Sep. 30	Investment advisory and securities trading
	KB FINA Joint Stock Company	77.82		Vietnam	Sep. 30	Investment advisory and securities trading
	PT KB VALBURY SEKURITAS	65.00		Indonesia	Sep. 30	Investment advisory and securities trading
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00		United States	Sep. 30	Management service
	KBFG Insurance(China) Co., Ltd.	100.00		China	Sep. 30	Non-life insurance
	PT. KB Insurance Indonesia	70.00		Indonesia	Sep. 30	Non-life insurance
	KB Claims Survey & Adjusting	100.00		Korea	Sep. 30	Claim service
	KB Sonbo CNS	100.00		Korea	Sep. 30	Management service
	KB Healthcare Co., Ltd.	100.00		Korea	Sep. 30	Information and communication
KB Life Insurance Co., Ltd.	KB Life Partners Co., Ltd.	100.00		Korea	Sep. 30	Insurance agent
	KB Golden Life Care Co., Ltd.	100.00		Korea	Sep. 30	Service
KB Kookmin Card Co., Ltd.	KB Credit Information Co., Ltd.	100.00		Korea	Sep. 30	Collection of receivables or credit investigation
	KB Daehan Specialized Bank Plc.	97.45		Cambodia	Sep. 30	Auto Installment finance
	PT. KB Finansia Multi Finance	80.00		Indonesia	Sep. 30	Auto Installment finance
	KB J Capital Co., Ltd.	77.40		Thailand	Sep. 30	Service
	i-Finance Leasing Plc.	100.00		Cambodia	Sep. 30	Leasing
KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00		Indonesia	Sep. 30	Auto Installment finance
	Teamwink Inc.	95.95		Korea	Sep. 30	E-commerce

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

32.1 Details of major consolidated subsidiaries as of September 30, 2024, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO Leasing Co., Ltd.	80.00	Laos	Sep. 30	Auto Installment finance
Kookmin Bank, KB Data System Co., Ltd.	PT KB Data Systems Indonesia	100.00	Indonesia	Sep. 30	Service
KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Sep. 30	General advisory
	PT KB Valbury Capital Management [2]	70.00	Indonesia	Sep. 30	Collective investment
	KB Asset Management Singapore PTE. LTD.	100.00	Singapore	Sep. 30	Collective investment

[1]	Among the ownership in PT Bank KB Bukopin, Tbk., 0.05% (100,000,000 shares) is no-voting shares with no-dividends.
[2]

In January 2024, PT KB Valbury Capital Management was changed from a subsidiary of KB Securities Co., Ltd. to a subsidiary of KB Asset Management Co., Ltd., and the official name of PT KB Valbury Capital Management has changed to PT KB Valbury Asset Management during the Nine months period ended September 30, 2024.

[3]

On September 1, 2023, PRASAC Microfinance Institution PLC. (merging entity), a subsidiary of Kookmin Bank Co., Ltd., merged with Kookmin Bank Cambodia PLC. (merged entity), and the official name of PRASAC Microfinance Institution PLC. (merging entity) has changed to KB PRASAC BANK PLC.

32.2 Details of consolidated structured entities as of September 30, 2024, are as follows:

	Consolidated structured entities	Reasons for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Asset-backed securitization	Taejon Samho The First Co., Ltd. and 79 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or acquiring subordinated debt and has ability to affect those returns through its power.

Investment funds and others	KB Global Platform Fund No.2 and 207 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.

If the Group holds more than half of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

32.3 Condensed financial information of major subsidiaries as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)

	September 30, 2024						2024
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	552,259,559	~~W~~	514,943,111	~~W~~	37,316,448	~~W~~	34,096,985	~~W~~	2,617,890	~~W~~	2,667,867
KB Securities Co., Ltd. [1,2]		63,200,100		56,376,115		6,823,985		7,985,764		546,790		555,443
KB Insurance Co., Ltd. [1,2]		39,007,931		33,116,432		5,891,499		9,315,510		739,997		(114,824)
KB Kookmin Card Co., Ltd.[1]		31,111,497		25,850,801		5,260,696		3,302,592		370,383		382,618
KB Life Insurance Co., Ltd. [1,2]		33,581,358		30,446,815		3,134,543		2,000,193		195,491		(843,397)
KB Asset Management Co., Ltd. [1]		384,630		98,779		285,851		187,445		58,522		58,826
KB Capital Co., Ltd. [1,2]		18,038,121		15,597,477		2,440,644		1,910,827		195,663		199,782
KB Real Estate Trust Co., Ltd.		1,079,278		562,890		516,388		106,098		(86,139)		(86,146)
KB Savings Bank Co., Ltd.		2,519,209		2,324,777		194,432		175,801		708		656
KB Investment Co., Ltd. [1]		1,523,194		1,234,482		288,712		130,059		9,238		9,238
KB Data System Co., Ltd. [1]		65,090		42,205		22,885		177,231		1,834		2,016

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

32.3 Condensed financial information of major subsidiaries as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2023						2023
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	530,012,853	~~W~~	493,464,126	~~W~~	36,548,727	~~W~~	34,621,072	~~W~~	2,855,372	~~W~~	3,219,223
KB Securities Co., Ltd. [1,2]		61,266,990		54,967,833		6,299,157		8,704,432		361,147		345,656
KB Insurance Co., Ltd. [1,2]		37,729,688		31,474,132		6,255,556		9,020,857		680,326		662,246
KB Kookmin Card Co., Ltd.[1]		29,365,575		24,545,752		4,819,823		3,094,297		272,405		276,334
KB Life Insurance Co., Ltd.[1,2,3]		31,953,218		27,823,185		4,130,033		215,723		137,482		270,612
KB Asset Management Co., Ltd. [1]		377,919		109,645		268,274		149,873		44,334		44,594
KB Capital Co., Ltd. [1,2]		16,560,800		14,300,771		2,260,029		1,675,669		158,933		156,006
KB Real Estate Trust Co., Ltd.		859,408		573,348		286,060		108,067		49,249		49,252
KB Savings Bank Co., Ltd.		2,661,999		2,468,223		193,776		176,074		(22,633)		(22,689)
KB Investment Co., Ltd. [1]		1,544,836		1,265,361		279,475		138,327		28,975		28,981
KB Data System Co., Ltd. [1]		61,508		40,616		20,892		172,852		3,113		3,201

[1]	Financial information is based on its consolidated financial statements.
[2]	Includes fair value adjustments arising from the acquisition.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

32.4 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

32.4.1 The Group has provided payment guarantees of ~~W~~ 3,603,901 million to K plus 1st L.L.C and other consolidated structured entities.

32.4.2 The Group has provided capital commitment to 64 consolidated structured entities including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ~~W~~ 1,606,547 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

32.4.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

32.5 Changes in Subsidiaries

32.5.1 Subsidiaries newly included in consolidation for the nine-month period ended September 30, 2024, are as follows:

Company	Reasons of obtaining control
KB Fund Partners and 7 others.	Holds more than half of the ownership interests

TLDC PTE.LTD. and 13 others.	Has power over relevant activities in the event of default and is exposed to significant variable returns by providing lines of credit or ABCP purchase commitments or acquiring subordinated debt

KB Global Private Real Estate Debt Fund 31 and 19 others.	Holds the power to determine the operation of the funds and is exposed to variable returns by holding significant amount of ownership interests

KB Secondary Plus Fund 2	Holds the power as an operating manager and is exposed to variable returns by holding significant amount of ownership interests

32.5.2 Subsidiaries excluded from consolidation for the nine-month period ended September 30, 2024, are as follows:

Company	Reasons of losing control
Beomeolandmark 2nd Ltd. and 38 others.	Termination of the commitments

KB Global Commerce Private Equity Investment Fund and 13 others.	Liquidation

Orient Kwang-yang Co., Ltd. and 4 others.	Disposal

KB Money Market Active Securities Fund (Bond) and 11 others.	Decrease in ownership interests to less than majority

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33. Related Party Transactions

According to Korean IFRS No.1024, the Group includes investments in associates, key management personnel (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements.

33.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)		2024		2023
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	~~W~~	3,906	~~W~~	3,797
Korea Credit Bureau Co., Ltd.	Fee and commission income		550		586
	Fee and commission expense		7,337		5,990
	Insurance income		3		3
	Reversal of credit losses		2		1
	Other operating expenses		9		12
Incheon Bridge Co., Ltd.	Interest income		10,435		8,120
	Interest expense		746		723
	Fee and commission income		25		20
	Fee and commission expense		7		5
	Insurance income		165		164
	Gains on financial instruments at fair value through profit or loss		1,281		—
	Losses on financial instruments at fair value through profit or loss		—		74
	Reversal of credit losses		4		—
	Provision for credit losses		—		57
Aju Good Technology Venture Fund	Interest expense		3		110
Star-Lord General Investors Private Real Estate Investment Company No.10	Insurance income		90		103
	Interest income		4,449		4,441
	Interest expense		225		432
	Fee and commission income		—		20
	Provision for credit losses		—		1
	General and administrative expenses		6,979		7,285
KG Capital Co., Ltd. *	Interest income		—		293
	Fee and commission income		—		18
	Fee and commission expense		—		1
	Insurance income		—		13
	Other operating expenses		—		11
	Reversal of credit losses		—		55
Food Factory Co., Ltd.	Interest income		307		54
	Interest expense		1		—
	Insurance income		2		8
	Gains on financial instruments at fair value through profit or loss		—		25
	Losses on financial instruments at fair value through profit or loss		238		—
	Reversal of credit losses		—		2

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024		2023
Dongjo Co., Ltd.	Interest income	~~W~~	—	~~W~~	10
POSCO-KB Shipbuilding Fund	Fee and commission income		—		-18
Paycoms Co., Ltd. *	Interest income		—		154
Big Dipper Co., Ltd.	Fee and commission expense		193		244
KB-TS Technology Venture Private Equity Fund	Fee and commission income		132		271
KB-SJ Tourism Venture Fund	Fee and commission income		243		257
Banksalad Co., Ltd.	Losses on financial instruments at fair value through profit or loss		5,417		—
	Fee and commission income		27		27
	Fee and commission expense		4		9
Iwon Alloy Co., Ltd.	Insurance income		—		1
Bioprotect Ltd.	Gains on financial instruments at fair value through profit or loss		511		—
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income		32		35
	Gains on financial instruments at fair value through profit or loss		489		—
	Losses on financial instruments at fair value through profit or loss		519		—
RMGP Bio-Pharma Investment, L.P.	Gains on financial instruments at fair value through profit or loss		2		—
KB-MDI Centauri Fund LP	Fee and commission income		330		367
	Gains on financial instruments at fair value through profit or loss		1,470		—
	Losses on financial instruments at fair value through profit or loss		1,000		—
Hibiscus Fund LP	Fee and commission income		571		799
	Gains on financial instruments at fair value through profit or loss		861		—
RMG-KB BP Management Ltd.	Gains on financial instruments at fair value through profit or loss		15		—
RMG-KB BioAccess Fund L.P.	Fee and commission income		252		247
	Gains on financial instruments at fair value through profit or loss		200		—
	Losses on financial instruments at fair value through profit or loss		810		—
S&E Bio Co., Ltd.	Interest income		25		—
	Interest expense		11		31
	Provision for credit losses		17		—
Contents First Inc.	Interest income		384		220
	Interest expense		27		60
	Fee and commission income		1		1
	Provision for credit losses		5		5
	Reversal of credit losses		1		—
December & Company Inc.	Insurance income		—		141
Pin Therapeutics Inc.	Interest expense		44		101
	Provision for credit losses		13		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024		2023
Wyatt Corp.	Interest income	~~W~~	378	~~W~~	—
	Gains on financial instruments at fair value through profit or loss		2,739		—
	Insurance income		103		73
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense		4		4
	Fee and commission income		—		193
Spark Biopharma Inc.	Interest expense		259		364
	Provision for credit losses		13		—
Skydigital Inc.	Fee and commission income		1		2
SO-MYUNG Recycling Co., Ltd.	Insurance income		1		—
KB No.21 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		282		82
	Interest expense		57		49
KB No.22 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss		—		351
	Interest expense		1		1
KB No.23 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss		—		213
	Interest expense		—		45
KB No.24 Special Purpose Acquisition Company *	Interest expense		—		7
KB No.25 Special Purpose Acquisition Company	Interest expense		40		26
	Gains on financial instruments at fair value through profit or loss		359		1,095
KB No.26 Special Purpose Acquisition Company	Interest expense		42		22
	Gains on financial instruments at fair value through profit or loss		—		1,191
	Losses on financial instruments at fair value through profit or loss		32		—
KB No.27 Special Purpose Acquisition Company	Interest expense		120		23
	Losses on financial instruments at fair value through profit or loss		17		—
KB No.28 Special Purpose Acquisition Company	Interest expense		32		—
	Fee and commission income		175		—
	Gains on financial instruments at fair value through profit or loss		1,151		—
KB No.29 Special Purpose Acquisition Company	Fee and commission income		210		—
	Gains on financial instruments at fair value through profit or loss		1,608		—
	Interest expense		29		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024		2023
KB No.30 Special Purpose Acquisition Company	Interest expense	~~W~~	10	~~W~~	—
	Fee and commission income		175		—
	Gains on financial instruments at fair value through profit or loss		1,511		—
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income		212		244
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income		303		479
COSES GT Co., Ltd. *	Gains on financial instruments at fair value through profit or loss		20		—
	Losses on financial instruments at fair value through profit or loss		—		4,910
	Interest income		—		30
	Reversal of credit losses		—		5
TeamSparta Inc.	Fee and commission income		54		4
	Interest expense		116		178
SuperNGine Co., Ltd.	Interest income		32		15
	Provision for credit losses		36		6
Desilo Inc.	Interest income		11		9
	Provision for credit losses		—		3
Turing Co., Ltd.	Interest expense		29		1
	Interest income		55		5
	Provision for credit losses		—		10
	Reversal of credit losses		7		—
ZIPDOC Inc.	Losses on financial instruments at fair value through profit or loss		1,209		—
Grinergy Co., Ltd.	Provision for credit losses		—		1
	Gains on financial instruments at fair value through profit or loss		516		—
	Losses on financial instruments at fair value through profit or loss		216		—
	Interest expense		—		1
Chabot Mobility Co., Ltd.	Fee and commission income		1		—
	Fee and commission expense		1,867		1,563
	Gains on financial instruments at fair value through profit or loss		417		—
Wemade Connect Co., Ltd.	Insurance income		1		1
	Interest expense		222		238
	Provision for credit losses		21		11
	Losses on financial instruments at fair value through profit or loss		4,562		—
TMAP Mobility Co., Ltd.	Interest expense		2,177		409
	Fee and commission income		5		1
	Fee and commission expense		890		809
	Provision for credit losses		3		—
	Reversal of credit losses		—		9
	Insurance income		271		83

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024		2023
Nextrade Co., Ltd.	Interest expense	~~W~~	2,038	~~W~~	2,177
WJ Private Equity Fund No.1	Fee and commission income		5		5
UPRISE, Inc.	Losses on financial instruments at fair value through profit or loss		4,056		—
Channel Corporation	Interest expense		10		48
	Gains on financial instruments at fair value through profit or loss		2,266		—
CWhy Inc.	Insurance income		6		2
CellinCells Co., Ltd.	Provision for credit losses		4		—
KB Social Impact Investment Fund	Fee and commission income		200		192
KB-UTC Inno-Tech Venture Fund	Fee and commission income		192		336
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income		469		878
2020 KB Fintech Renaissance Fund	Fee and commission income		110		110
KB Material and Parts No.1 PEF	Fee and commission income		175		616
FineKB Private Equity Fund No.1	Fee and commission income		425		365
	Gains on financial instruments at fair value through profit or loss		32		16
Paramark KB Fund No.1	Fee and commission income		86		97
KB-Badgers Future Mobility ESG Fund No.1	Fee and commission income		973		972
	Gains on financial instruments at fair value through profit or loss		1		—
KB-KTB Technology Venture Fund	Fee and commission income		276		550
Bluepointpartners Inc.	Gains on financial instruments at fair value through profit or loss		30		—
KB-Solidus Global Healthcare Fund	Fee and commission income		17		221
	Gains on financial instruments at fair value through profit or loss		700		8,400
Gomi corporation Inc.	Interest income		84		61
	Fee and commission income		1		1
	Insurance income		1		1
	Provision for credit losses		—		63
	Reversal of credit losses		21		—
KB Cape No.1 Private Equity Fund	Fee and commission income		37		144
	Gains on financial instruments at fair value through profit or loss		82		—
	Losses on financial instruments at fair value through profit or loss		—		89
KB-GeneN Medical Venture Fund No.1	Fee and commission income		66		66
KB-BridgePole Venture Investment Fund	Fee and commission income		—		101

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024		2023
KB-BridgePole Venture Investment Fund No.2	Fee and commission income	~~W~~	79	~~W~~	—
KB-Kyobo New Mobility Power Fund	Fee and commission income		59		59
KB Co-Investment Private Equity Fund No.1	Fee and commission income		1,102		652
KB-NP Green ESG New Technology Venture Capital Fund	Fee and commission income		868		877
KB-FT Green Growth 1st Technology Investment Association	Fee and commission income		102		101
	Interest expense		12		8
Spoon Radio Co., Ltd.	Losses on financial instruments at fair value through profit or loss		1,316		—
Gushcloud Talent Agency	Gains on financial instruments at fair value through profit or loss		228		—
KB-SUSUNG 1st Investment Fund	Fee and commission income		144		80
KB-SUSUNG 2st Investment Fund	Fee and commission income		39		—
Youngwon Corporation	Insurance income		—		1
Seokwang T&I Co., Ltd	Insurance income		1		—
3D Interactive Co., Ltd.	Fee and commission income		1		6
	Interest expense		—		7
	Provision for credit losses		—		3
Bigwave Robotics Crop.	Fee and commission income		1		—
	Interest income		—		-1
	Interest expense		2		1
U-KB Credit No.1S Private Equity	Fee and commission income		724		—
KY Global Cell & Gene Private Equity Fund 2nd *	Interest expense		-38		—
KB-SOLIDUS Healthcare Investment Fund	Fee and commission income		572		—
AKK Robotech Valueup New Technology Investment Fund	Fee and commission income		70		—
New Daegu Busan Expressway Co., Ltd.	Interest income		2,070		—
	Reversal of credit losses		4		—
	Interest expense		3,048		—
	Insurance income		171		—
AIM FUTURE, Inc.	Interest income		33		—
	Interest expense		48		—
	Provision for credit losses		3		—
ADP Holdings Co., Ltd.	Interest expense		44		—
ADPGREEN	Interest expense		12		—
	Provision for credit losses		12		—
KB-CJ Venture Fund 1st	Fee and commission income		42		—
OKXE Inc.	Gains on financial instruments at fair value through profit or loss		1,412		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024		2023
Ascent Global Fund III	Gains on financial instruments at fair value through profit or loss	~~W~~	54	~~W~~	—
Elev8-Capital Fund I	Gains on financial instruments at fair value through profit or loss		612		—
H Energy Co., Ltd *	Gains on financial instruments at fair value through profit or loss		3,106		—
XL8 INC.	Gains on financial instruments at fair value through profit or loss		398		—
SDT Inc.	Interest expense		13		—
	Losses on financial instruments at fair value through profit or loss		17		—
DYNE MEDICAL GROUP Inc.	Interest income		1		—
	Interest expense		95		—
	Insurance income		3		—
	Provision for credit losses		14		—
Bitgoeul Cheomdan Green 1st Co., Ltd.	Interest expense		1		—
Logpresso Inc.	Interest expense		3		—
Onheal Co., Ltd.	Interest expense		-20		—
TriOar Inc.	Interest expense		190		—
Blinkers Inc. *	Losses on financial instruments at fair value through profit or loss		508		—
KB-VEP Contact Fund	Fee and commission income		29		—
ADPGREEN	Insurance income		29		—
Others
Retirement pension	Fee and commission income		1,296		1,165
	Interest expense		40		19

*	Excluded from the Group’s related party as of September 30, 2024.

Meanwhile, the Group purchased installment financial assets, etc. from KG Capital Co., Ltd. amounting to ~~W~~ 373,044 million for the nine-month periods ended September 30, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)		September 30, 2024		December 31, 2023
Associates and joint ventures
Balhae Infrastructure Company	Other assets	~~W~~	1,293	~~W~~	1,304
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		35		37
	Deposits		2,758		17,003
	Provisions		—		2
	Insurance liabilities		2		1
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		34,563		33,282
	Loans measured at amortized cost (gross amount)		72,640		80,512
	Allowances for credit losses		36		38
	Other assets		395		528
	Deposits		47,998		40,992
	Provisions		43		45
	Insurance liabilities		146		87
	Other liabilities		329		504
Jungdo Co., Ltd.	Deposits		4		4
Dae-A Leisure Co., Ltd.	Deposits		—		150
Aju Good Technology Venture Fund	Deposits		448		1,202
	Other liabilities		—		1
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)		149,819		149,590
	Allowances for credit losses		5		5
	Property and equipment		3,460		8,934
	Other assets		8,859		8,689
	Insurance liabilities		61		44
	Other liabilities		4,819		11,741
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits		1		—
WJ Private Equity Fund No.1	Other assets		2		2
	Deposits		48		103
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss		—		1,935
	Other assets		—		73
RAND Bio Science Co., Ltd.	Deposits		1		4
	Loans measured at amortized cost (gross amount)		—		1
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss		—		738
	Loans measured at amortized cost (gross amount)		1,819		2,137
	Allowances for credit losses		2		2
	Other assets		3		5
	Deposits		1,003		629
	Insurance liabilities		7		2
	Other liabilities		—		1
POSCO-KB Shipbuilding Fund	Other assets		678		678

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2024		December 31, 2023
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	30	~~W~~	14
	Deposits		45		40
	Other liabilities		8		8
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits		558		46
Iwon Alloy Co., Ltd.	Deposits		3		1
Computerlife Co., Ltd.	Deposits		4		—
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss		7,136		5,938
	Other liabilities		30		62
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss		23		20
Wyatt Corp.	Financial assets at fair value through profit or loss		3,000		6,000
	Deposits		1		1
	Insurance liabilities		112		73
Skydigital Inc.	Deposits		9		65
Banksalad Co., Ltd.	Financial assets at fair value through profit or loss		2,131		9,148
Spark Biopharma Inc.	Financial assets at fair value through profit or loss		7,450		7,450
	Loans measured at amortized cost (gross amount)		10		17
	Deposits		6,650		11,419
	Other liabilities		16		90
	Allowances for credit losses		5		—
	Provisions		7		—
UPRISE, Inc.	Financial assets at fair value through profit or loss		1,654		5,710
Stratio, Inc.	Financial assets at fair value through profit or loss		1,000		1,000
Honest Fund, Inc.	Financial assets at fair value through profit or loss		3,999		3,999
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss		2,000		2,000
	Loans measured at amortized cost (gross amount)		2		3
	Deposits		61		37
	Provisions		3		—
Channel Corporation	Financial assets at fair value through profit or loss		19,172		16,906
	Deposits		5		2,030
	Other liabilities		—		11
KB No.21 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,268		2,987
	Deposits		2,265		2,261
	Other liabilities		18		38

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2024		December 31, 2023
KB No.22 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss	~~W~~	—	~~W~~	2,985
	Deposits		—		1,848
KB No.23 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss		—		1,489
KB No.25 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,384		2,025
	Deposits		1,548		1,586
	Other liabilities		26		39
KB No.26 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,173		2,204
	Deposits		1,765		1,761
	Other liabilities		16		37
KB No.27 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		6,037		6,054
	Deposits		4,613		4,497
	Other liabilities		17		65
KB No.28 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,146		—
	Deposits		1,953		—
	Other liabilities		32		—
KB No.29 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,098		—
	Deposits		2,346		—
	Other liabilities		28		—
KB No.30 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,901		—
	Deposits		1,794		—
	Other liabilities		10		—
KB No.31 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,190		—
	Deposits		2,000		—
COSES GT Co., Ltd. *	Loans measured at amortized cost (gross amount)		—		1
	Deposits		—		1
CWhy Inc.	Insurance liabilities		5		—
MitoImmune Therapeutics	Financial assets at fair value through profit or loss		7,000		7,000
KB-Solidus Global Healthcare Fund	Other assets		—		284
Bioprotect Ltd.	Financial assets at fair value through profit or loss		4,985		4,474

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2024		December 31, 2023
Gomi corporation Inc.	Financial assets at fair value through profit or loss	~~W~~	4,000	~~W~~	4,000
	Loans measured at amortized cost (gross amount)		2,003		2,155
	Allowances for credit losses		41		62
	Other assets		—		5
	Deposits		—		78
	Other liabilities		1		1
	Provisions		2		3
SO-MYUNG Recycling Co., Ltd.	Insurance liabilities		1		—
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss		1,200		1,200
S&E Bio Co., Ltd.	Financial assets at fair value through profit or loss		4,000		4,000
	Loans measured at amortized cost (gross amount)		2,011		13
	Other assets		3		—
	Deposits		2,075		2,342
	Other liabilities		9		13
	Allowances for credit losses		15		—
	Provisions		2		—
Bluepointpartners Inc.	Financial assets at fair value through profit or loss		1,903		1,874
4N Inc.	Deposits		—		49
Xenohelix Co., Ltd.	Financial assets at fair value through profit or loss		3,100		3,100
	Loans measured at amortized cost (gross amount)		4		—
	Deposits		25		904
Contents First Inc.	Financial assets at fair value through profit or loss		7,277		7,277
	Loans measured at amortized cost (gross amount)		10,066		10,365
	Allowances for credit losses		13		7
	Other assets		2		4
	Deposits		822		1,072
	Provisions		—		1
	Other liabilities		5		6
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss		19,463		18,993
	Other assets		186		221
2020 KB Fintech Renaissance Fund	Other assets		37		37
OKXE Inc.	Financial assets at fair value through profit or loss		2,212		800
Newavel Co., Ltd.	Loans measured at amortized cost (gross amount)		10		13
	Financial assets at fair value through profit or loss		3,000		3,000
	Deposits		16		46

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2024		December 31, 2023
Pin Therapeutics Inc.	Loans measured at amortized cost (gross amount)	~~W~~	34	~~W~~	11
	Financial assets at fair value through profit or loss		7,000		5,000
	Deposits		14,209		265
	Other liabilities		42		—
	Allowances for credit losses		11		—
	Provisions		2		—
IMBiologics Corp.	Loans measured at amortized cost (gross amount)		2		5
	Financial assets at fair value through profit or loss		7,000		7,000
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)		483		603
	Deposits		102		69
	Allowances for credit losses		42		6
	Other assets		1		1
	Financial assets at fair value through profit or loss		1,996		1,996
Desilo Inc.	Financial assets at fair value through profit or loss		3,168		3,168
	Loans measured at amortized cost (gross amount)		300		300
	Allowances for credit losses		5		5
	Deposits		4		3
Turing Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
	Loans measured at amortized cost (gross amount)		900		1,901
	Allowances for credit losses		7		14
	Other assets		7		11
	Deposits		1,420		1,726
	Other liabilities		0		6
IGGYMOB Co., Ltd.	Financial assets at fair value through profit or loss		5,000		5,000
	Loans measured at amortized cost (gross amount)		2		7
	Deposits		18		—
Kukka Co., Ltd.	Financial assets at fair value through profit or loss		2,490		2,490
	Deposits		4		—
ZIPDOC Inc.	Financial assets at fair value through profit or loss		791		2,000
	Deposits		30		181

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2024		December 31, 2023
TeamSparta Inc.	Loans measured at amortized cost (gross amount)	~~W~~	384	~~W~~	307
	Financial assets at fair value through profit or loss		4,001		4,001
	Provisions		—		1
	Deposits		15,761		7,672
	Other liabilities		56		62
	Allowances for credit losses		2		1
Chabot Mobility Co., Ltd.	Financial assets at fair value through profit or loss		2,417		2,000
	Deposits		289		164
Wemade Connect Co., Ltd.	Financial assets at fair value through profit or loss		7,730		12,293
	Loans measured at amortized cost (gross amount)		66		44
	Allowances for credit losses		24		6
	Provisions		11		8
	Deposits		5,343		8,843
	Insurance liabilities		—		1
	Other liabilities		41		53
Nextrade Co., Ltd.	Deposits		45,052		56,203
	Other liabilities		4,267		3,174
TMAP Mobility Co., Ltd.	Loans measured at amortized cost (gross amount)		57		106
	Allowances for credit losses		1		1
	Deposits		100,009		80,016
	Insurance liabilities		339		—
	Other liabilities		557		763
	Provisions		6		2
FutureConnect Co., Ltd.	Financial assets at fair value through profit or loss		1,499		1,499
Gushcloud Talent Agency	Financial assets at fair value through profit or loss		—		3,688
Grinergy Co., Ltd.	Financial assets at fair value through profit or loss		6,785		6,486
	Provisions		1		1
NexThera Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
FineKB Private Equity Fund No.1	Other assets		146		13
Paramark KB Fund No.1	Other liabilities		13		34
KB-Badgers Future Mobility ESG Fund No.1	Other liabilities		327		—
KB Social Impact Investment Fund	Other assets		461		260
Checkmate Therapeutics Inc.	Financial assets at fair value through profit or loss		3,200		3,200
	Insurance liabilities		2		—
Hibiscus Fund LP	Financial assets at fair value through profit or loss		13,776		12,915
	Other assets		483		258

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2024		December 31, 2023
RMG-KB BioAccess Fund L.P.	Financial assets at fair value through profit or loss	~~W~~	7,997	~~W~~	5,036
	Other assets		83		—
RMG-KB BP Management Ltd.	Financial assets at fair value through profit or loss		289		174
KB Co-Investment Private Equity Fund No.1	Other assets		339		255
Spoon Radio Co., Ltd.	Financial assets at fair value through profit or loss		14,600		19,506
Neuroptika Inc.	Financial assets at fair value through profit or loss		5,879		5,879
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits		1,345		833
KB-FT Green Growth 1st Technology Investment Association	Deposits		—		700
	Other liabilities		—		8
KY Global Cell & Gene Private Equity Fund 2nd *	Deposits		—		3,790
	Other liabilities		—		42
Bigwave Robotics Crop.	Loans measured at amortized cost (gross amount)		37		31
	Financial assets at fair value through profit or loss		2,750		2,750
	Deposits		501		4
	Other liabilities		2		—
Blinkers Inc. *	Financial assets at fair value through profit or loss		—		999
3D Interactive Co., Ltd.	Loans measured at amortized cost (gross amount)		3		42
	Allowances for credit losses		—		2
	Provisions		2		—
	Financial assets at fair value through profit or loss		2,300		2,300
	Deposits		810		1,501
XL8 INC.	Financial assets at fair value through profit or loss		5,547		5,148
Elev8-Capital Fund I	Financial assets at fair value through profit or loss		14,091		6,656
New Daegu Busan Expressway Co., Ltd.	Loans measured at amortized cost (gross amount)		36,380		72,742
	Allowances for credit losses		2		4
	Other assets		30		57
	Provisions		1		—
	Deposits		148,355		146,169
	Other liabilities		1,503		1,891
	Insurance liabilities		108		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2024		December 31, 2023
AIM FUTURE, Inc.	Financial assets at fair value through profit or loss	~~W~~	2,000	~~W~~	2,000
	Loans measured at amortized cost (gross amount)		908		900
	Allowances for credit losses		5		2
	Other assets		1		1
	Deposits		1,608		3,393
	Other liabilities		—		48
Novorex Inc.	Financial assets at fair value through profit or loss		2,000		2,000
	Loans measured at amortized cost (gross amount)		22		—
	Deposits		6		7
Seokwang T&I Co., Ltd	Insurance liabilities		—		2
ADP Holdings Co., Ltd.	Deposits		2,034		—
	Other liabilities		7		—
ADPGREEN	Loans measured at amortized cost (gross amount)		26		—
	Deposits		1,843		—
	Other liabilities		10		—
	Allowances for credit losses		9		—
	Provisions		3		—
	Insurance liabilities		145		—
Logpresso Inc.	Financial assets at fair value through profit or loss		3,000		—
	Loans measured at amortized cost (gross amount)		26		—
	Deposits		830		—
Onheal Co., Ltd.	Financial assets at fair value through profit or loss		10,000		—
Ascent Global Fund III	Financial assets at fair value through profit or loss		3,560		—
DYNE MEDICAL GROUP Inc.	Financial assets at fair value through profit or loss		3,001		—
	Loans measured at amortized cost (gross amount)		2,044		—
	Allowances for credit losses		13		—
	Other assets		1		—
	Deposits		5,513		—
	Other liabilities		23		—
	Insurance liabilities		3		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2024		December 31, 2023
TriOar Inc.	Financial assets at fair value through profit or loss	~~W~~	3,000	~~W~~	—
	Loans measured at amortized cost (gross amount)		7		—
	Deposits		7,117		—
	Other liabilities		74		—
Coxwave Co., Ltd.	Financial assets at fair value through profit or loss		3,000		—
SDT Inc.	Financial assets at fair value through profit or loss		2,561		—
Yeoulhyulgangho	Financial assets at fair value through profit or loss		500		—
	Deposits		640		—
KB-VEP Contact Fund	Other assets		15		—
Xpanner Inc	Financial assets at fair value through profit or loss		9,673		—
	Insurance liabilities		1		—
SD Speed Co.,Ltd.	Insurance liabilities		1		—
Allra Fintech Corp.	Deposits		8,739		—
	Other liabilities		12		—
GCSM Holdings Limited	Financial assets at fair value through profit or loss		3,916		—
Key management personnel	Loans measured at amortized cost (gross amount)		7,670		5,490
	Allowances for credit losses		6		5
	Other assets		8		7
	Deposits		16,127		15,902
	Provisions		1		2
	Insurance liabilities		2,337		2,293
	Other liabilities		600		429
Others
Retirement pension	Other assets		1,241		364
	Other liabilities		382		606

*	Excluded from the Group’s related party as of September 30, 2024, therefore, the remaining outstanding balances with those entities are not disclosed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.3 Details of significant lending transactions with related parties for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	37	~~W~~	35	~~W~~	(37)	~~W~~	35
Incheon Bridge Co., Ltd.		113,794		15		(6,606)		107,203
Star-Lord General Investors Private Real Estate Investment Company No.10		149,590		229		—		149,819
KB Cape No.1 Private Equity Fund		1,935		—		(1,935)		—
RAND Bio Science Co., Ltd.		1		—		(1)		—
Food Factory Co., Ltd.		2,875		7		(1,063)		1,819
Big Dipper Co., Ltd.		14		30		(14)		30
RMGP Bio-Pharma Investment Fund, L.P.		5,938		1,198		—		7,136
RMGP Bio-Pharma Investment, L.P.		20		3		—		23
Wyatt Corp.		6,000		—		(3,000)		3,000
Banksalad Co., Ltd.		9,148		—		(7,017)		2,131
UPRISE, Inc.		5,710		—		(4,056)		1,654
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,003		2		(3)		2,002
KB No.21 Special Purpose Acquisition Company		2,987		281		—		3,268
KB No.22 Special Purpose Acquisition Company *		2,985		—		(2,985)		—
KB No.25 Special Purpose Acquisition Company		2,025		359		—		2,384
KB No.26 Special Purpose Acquisition Company		2,204		—		(31)		2,173
KB No.27 Special Purpose Acquisition Company		6,054		—		(17)		6,037
KB No.28 Special Purpose Acquisition Company		—		2,146		—		2,146
KB No.29 Special Purpose Acquisition Company		—		3,098		—		3,098
KB No.30 Special Purpose Acquisition Company		—		2,901		—		2,901
KB No.31 Special Purpose Acquisition Company		—		2,190		—		2,190
COSES GT Co., Ltd. *		1		—		(1)		—
Channel Corporation		16,906		2,266		—		19,172
MitoImmune Therapeutics		7,000		—		—		7,000
Bioprotect Ltd.		4,474		511		—		4,985
Gomi corporation Inc.		6,155		3		(155)		6,003
Go2joy Co., Ltd.		1,200		—		—		1,200
S&E Bio Co., Ltd.		4,013		2,011		(13)		6,011
Bluepointpartners Inc.		1,874		29		—		1,903
Xenohelix Co., Ltd.		3,100		—		—		3,100

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.3 Details of significant lending transactions with related parties for the nine-month periods ended September 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Loan		Collection		Ending
Contents First Inc.	~~W~~	17,642	~~W~~	1,066	~~W~~	(1,365)	~~W~~	17,343
KB-MDI Centauri Fund LP		18,993		470		—		19,463
OKXE Inc.		800		1,412		—		2,212
Checkmate Therapeutics Inc.		3,200		—		—		3,200
Newavel Co., Ltd.		3,013		10		(13)		3,010
IMBiologics Corp.		7,005		2		(5)		7,002
Spark Biopharma Inc.		7,467		10		(17)		7,460
Pin Therapeutics Inc.		5,011		2,034		(11)		7,034
Hibiscus Fund LP		12,915		861		—		13,776
SuperNGine Co., Ltd.		2,599		3		(123)		2,479
Desilo Inc.		3,468		—		—		3,468
RMG-KB BioAccess Fund L.P.		5,036		2,961		—		7,997
RMG-KB BP Management Ltd.		174		115		—		289
IGGYMOB Co., Ltd.		5,007		2		(7)		5,002
Turing Co., Ltd.		4,901		—		(1,001)		3,900
Kukka Co., Ltd.		2,490		—		—		2,490
ZIPDOC Inc.		2,000		—		(1,209)		791
Gushcloud Talent Agency		3,688		—		(3,688)		—
Grinergy Co., Ltd.		6,486		299		—		6,785
NexThera Co., Ltd.		3,000		—		—		3,000
Chabot Mobility Co., Ltd.		2,000		417		—		2,417
TeamSparta Inc.		4,308		384		(307)		4,385
FutureConnect Co., Ltd.		1,499		—		—		1,499
Wemade Connect Co., Ltd.		12,337		66		(4,607)		7,796
TMAP Mobility Co., Ltd.		106		57		(106)		57
Spoon Radio Co., Ltd.		19,506		—		(4,906)		14,600
Neuroptika Inc.		5,879		—		—		5,879
Bigwave Robotics Crop.		2,781		37		(31)		2,787
Blinkers Inc. *		999		—		(999)		—
3D Interactive Co., Ltd.		2,342		3		(42)		2,303
XL8 INC.		5,148		399		—		5,547
Elev8-Capital Fund I		6,656		7,435		—		14,091
AIM FUTURE, Inc.		2,900		8		—		2,908
New Daegu Busan Expressway Co., Ltd.		72,742		17		(36,379)		36,380
Novorex Inc.		2,000		22		—		2,022
Logpresso Inc.		—		3,026		—		3,026
Onheal Co., Ltd.		—		10,000		—		10,000
Ascent Global Fund III		—		3,560		—		3,560
DYNE MEDICAL GROUP Inc.		—		5,045		—		5,045
TriOar Inc.		—		3,007		—		3,007
Coxwave Co., Ltd.		—		3,000		—		3,000
SDT Inc.		—		2,561		—		2,561
Yeoulhyulgangho		—		500		—		500
ADPGREEN		—		26		—		26
Xpanner Inc		—		9,673		—		9,673
Key management personnel		5,490		5,901		(3,721)		7,670

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.3 Details of significant lending transactions with related parties for the nine-month periods ended September 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	38	~~W~~	34	~~W~~	(38)	~~W~~	34
Incheon Bridge Co., Ltd.		128,159		20		(11,110)		117,069
Star-Lord General Investors Private Real Estate Investment Company No.10		149,294		342		—		149,636
KB Cape No.1 Private Equity Fund		2,017		—		(156)		1,861
RAND Bio Science Co., Ltd.		—		1		—		1
KG Capital Co., Ltd. *		40,040		—		(40,040)		—
Food Factory Co., Ltd.		4,041		431		(1,542)		2,930
Paycoms Co., Ltd. *		1,172		—		(1,172)		—
Big Dipper Co., Ltd.		18		17		(18)		17
RMGP Bio-Pharma Investment Fund, L.P.		6,384		188		—		6,572
RMGP Bio-Pharma Investment, L.P.		17		3		—		20
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		10,470		—		(1,056)		9,414
UPRISE, Inc.		5,248		428		—		5,676
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,007		4		(7)		2,004
KB No.21 Special Purpose Acquisition Company		2,959		82		—		3,041
KB No.22 Special Purpose Acquisition Company		1,972		351		—		2,323
KB No.23 Special Purpose Acquisition Company		2,971		—		(263)		2,708
KB No.24 Special Purpose Acquisition Company *		6,975		—		(6,975)		—
KB No.25 Special Purpose Acquisition Company		—		1,990		—		1,990
KB No.26 Special Purpose Acquisition Company		—		2,186		—		2,186
KB No.27 Special Purpose Acquisition Company		—		2,995		—		2,995
COSES GT Co., Ltd.		5,436		2		(5,436)		2
Channel Corporation		18,099		—		(2,006)		16,093
MitoImmune Therapeutics		7,000		—		—		7,000
Bioprotect Ltd.		3,802		753		—		4,555
Gomi corporation Inc.		6,234		4		(34)		6,204
Go2joy Co., Ltd.		1,200		—		—		1,200
ClavisTherapeutics, Inc.		2,000		—		—		2,000
S&E Bio Co., Ltd.		4,010		9		(10)		4,009
Bluepointpartners Inc.		2,133		70		—		2,203
4N Inc.		200		—		—		200
Xenohelix Co., Ltd.		2,100		1,000		—		3,100

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.3 Details of significant lending transactions with related parties for the nine-month periods ended September 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Beginning		Loan		Collection		Ending
Contents First Inc.	~~W~~	17,294	~~W~~	102	~~W~~	(17)	~~W~~	17,379
KB-MDI Centauri Fund LP		17,471		—		(747)		16,724
OKXE Inc.		800		—		—		800
Checkmate Therapeutics Inc.		3,200		—		—		3,200
Mantisco Co., Ltd.		3,015		8		(15)		3,008
IMBiologics Corp.		5,004		2,002		(4)		7,002
Spark Biopharma Inc.		7,467		16		(17)		7,466
G1 Playground Co., Ltd.		1,000		—		—		1,000
Pin Therapeutics Inc.		5,013		22		(13)		5,022
Hibiscus Fund LP		10,221		—		(1,715)		8,506
SuperNGine Co., Ltd.		2,002		606		(6)		2,602
Desilo Inc.		3,468		—		—		3,468
RMG-KB BioAccess Fund L.P.		2,753		867		—		3,620
RMG-KB BP Management Ltd.		77		48		—		125
IGGYMOB Co., Ltd.		5,015		47		(15)		5,047
Turing Co., Ltd.		3,000		1,130		—		4,130
Kukka Co., Ltd.		2,490		—		—		2,490
ZIPDOC Inc.		2,000		—		—		2,000
Gushcloud Talent Agency		4,165		149		—		4,314
Grinergy		2,500		4,178		—		6,678
NexThera Co., Ltd.		2,000		—		—		2,000
Chabot Mobility Co., Ltd.		2,000		—		—		2,000
TeamSparta Inc.		4,001		16		—		4,017
FutureConnect Co., Ltd.		1,499		—		—		1,499
Wemade Connect Co., Ltd.		12,052		293		(52)		12,293
TMAP Mobility Co., Ltd		—		78		—		78
Taeyoungjungkong Co., Ltd.		—		55		(7)		48
Spoon Radio Co., Ltd		—		20,413		—		20,413
Neuroptika Inc.		—		5,879		—		5,879
Youngwon Corporation		—		4,794		(2,806)		1,988
Bigwave Robotics Crop.		—		2,776		—		2,776
Blinkers Inc.		—		999		—		999
3D Interactive Co., Ltd.		—		2,332		—		2,332
XL8 INC.		—		5,241		—		5,241
Elev8-Capital Fund I		—		2,374		—		2,374
Key management personnel		6,299		2,923		(3,481)		5,741

*	Excluded from the Group’s related party as of September 30, 2024.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.4 Details of significant borrowing transactions with related parties for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	17,003	~~W~~	—	~~W~~	—	~~W~~	(14,245)	~~W~~	2,758
Incheon Bridge Co., Ltd.		40,992		72,000		(60,800)		(4,194)		47,998
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		150		—		—		(150)		—
Iwon Alloy Co., Ltd.		1		—		—		2		3
Computerlife Co., Ltd.		—		—		—		4		4
Skydigital Inc.		65		—		—		(56)		9
Aju Good Technology Venture Fund		1,202		—		—		(754)		448
KB-KDBC Pre-IPO New Technology Business Investment Fund		46		—		—		512		558
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		—		—		—		1		1
WJ Private Equity Fund No.1		103		—		—		(55)		48
KB No.21 Special Purpose Acquisition Company		2,261		2,115		(2,050)		(61)		2,265
KB No.22 Special Purpose Acquisition Company *		1,848		—		—		(1,848)		—
KB No.25 Special Purpose Acquisition Company		1,586		1,545		(1,500)		(83)		1,548
KB No.26 Special Purpose Acquisition Company		1,761		1,724		(1,670)		(50)		1,765
KB No.27 Special Purpose Acquisition Company		4,497		4,532		(4,390)		(26)		4,613
KB No.28 Special Purpose Acquisition Company		—		1,890		—		63		1,953
KB No.29 Special Purpose Acquisition Company		—		2,100		—		246		2,346
KB No.30 Special Purpose Acquisition Company		—		1,500		—		294		1,794
KB No.31 Special Purpose Acquisition Company		—		2,000		—		—		2,000
RAND Bio Science Co., Ltd.		4		—		—		(3)		1
Food Factory Co., Ltd.		629		—		—		374		1,003
Big Dipper Co., Ltd.		40		—		—		5		45
Wyatt Corp.		1		—		—		—		1
CellinCells Co., Ltd.		37		—		—		24		61
COSES GT Co., Ltd. *		1		—		—		(1)		—
Gomi corporation Inc.		78		—		—		(78)		—
S&E Bio Co., Ltd.		2,342		990		(500)		(757)		2,075
4N Inc.		49		—		—		(49)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.4 Details of significant borrowing transactions with related parties for the nine-month periods ended September 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Borrowing		Repayment		Others [1]		Ending
Contents First Inc.	~~W~~	1,072	~~W~~	—	~~W~~	—	~~W~~	(250)	~~W~~	822
Newavel Co., Ltd.		46		—		—		(30)		16
Pin Therapeutics Inc.		265		14,000		—		(56)		14,209
Spark Biopharma Inc.		11,419		26,308		(34,156)		3,079		6,650
SuperNGine Co., Ltd.		69		—		—		33		102
Desilo Inc.		3		—		—		1		4
Turing Co., Ltd.		1,726		1,000		(1,700)		394		1,420
IGGYMOB Co., Ltd.		—		—		—		18		18
TMAP Mobility Co., Ltd.		80,016		260,000		(240,000)		(7)		100,009
KY Global Cell & Gene Private Equity Fund 2nd *		3,790		2,910		(308)		(6,392)		—
Nextrade Co., Ltd.		56,203		6,000		(17,200)		49		45,052
Kukka Co., Ltd.		—		—		—		4		4
ZIPDOC Inc.		181		—		—		(151)		30
TeamSparta Inc.		7,672		3,000		(4,000)		9,089		15,761
Chabot Mobility Co., Ltd.		164		—		—		125		289
Wemade Connect Co., Ltd.		8,843		19,942		(23,500)		58		5,343
Channel Corporation		2,030		—		(2,000)		(25)		5
Bitgoeul Cheomdan Green 1st Co., Ltd.		833		—		—		512		1,345
KB-FT Green Growth 1st Technology Investment Association		700		—		(700)		—		—
Bigwave Robotics Crop.		4		501		—		(4)		501
3D Interactive Co., Ltd.		1,501		—		—		(691)		810
AIM FUTURE, Inc.		3,393		1,000		(4,000)		1,215		1,608
New Daegu Busan Expressway Co., Ltd.		146,169		104,500		(93,932)		(8,382)		148,355
Novorex Inc.		7		—		—		(1)		6
Xenohelix Co., Ltd.		904		—		—		(879)		25
ADP Holdings Co., Ltd.		—		4,037		(2,003)		—		2,034
ADPGREEN		—		9,401		(7,801)		243		1,843
Logpresso Inc.		—		100		(200)		930		830
DYNE MEDICAL GROUP Inc.		—		2,650		(5,300)		8,163		5,513
TriOar Inc.		—		3,500		(6,000)		9,617		7,117
Yeoulhyulgangho		—		—		—		640		640
SDT Inc.		—		—		(1,000)		1,000		—
Allra Fintech Corp.		—		8,000		(8,000)		8,739		8,739
Key management personnel		15,902		18,698		(13,778)		(4,635)		16,187

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.4 Details of significant borrowing transactions with related parties for nine-month periods ended September 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	27,889	~~W~~	—	~~W~~	—	~~W~~	(25,573)	~~W~~	2,316
Incheon Bridge Co., Ltd.		48,639		67,100		(62,400)		(5,183)		48,156
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		154		—		—		(5)		149
Iwon Alloy Co., Ltd.		1		—		—		—		1
Computerlife Co., Ltd.		3		—		—		(3)		—
Skydigital Inc.		10		—		—		(6)		4
Aju Good Technology Venture Fund		7,222		1,323		(7,900)		29		674
KB-KDBC Pre-IPO New Technology Business Investment Fund		317		—		—		(261)		56
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		1,526		—		—		(620)		906
WJ Private Equity Fund No.1		221		—		—		43		264
KG Capital Co., Ltd. [2]		10		—		—		(10)		—
KB No.21 Special Purpose Acquisition Company		2,263		2,050		(2,000)		(33)		2,280
KB No.22 Special Purpose Acquisition Company		1,948		—		—		(83)		1,865
KB No.23 Special Purpose Acquisition Company		2,205		2,089		(4,223)		1,991		2,062
KB No.24 Special Purpose Acquisition Company [2]		9,983		—		—		(9,983)		—
KB No.25 Special Purpose Acquisition Company		—		1,500		—		95		1,595
KB No.26 Special Purpose Acquisition Company		—		1,670		—		101		1,771
KB No.27 Special Purpose Acquisition Company		—		4,390		—		589		4,979
RAND Bio Science Co., Ltd.		3		—		—		3		6
Food Factory Co., Ltd.		664		—		—		(85)		579
Paycoms Co., Ltd. [2]		1		—		—		(1)		—
Big Dipper Co., Ltd.		19		—		—		136		155
Wyatt Corp.		1		—		—		—		1
UPRISE, Inc.		27		—		—		(27)		—
CellinCells Co., Ltd.		37		—		—		3		40

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.4 Details of significant borrowing transactions with related parties for the nine-month periods ended September 30, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Beginning		Borrowing		Repayment		Others [1]		Ending
COSES GT Co., Ltd.	~~W~~	1,213	~~W~~	—	~~W~~	—	~~W~~	(1,202)	~~W~~	11
Gomi corporation Inc.		915		—		—		(778)		137
S&E Bio Co., Ltd.		6,419		2,500		(1,000)		(5,344)		2,575
4N Inc.		5		—		—		27		32
Contents First Inc.		5,010		5,000		(9,000)		(591)		419
December & Company Inc.		1		—		—		—		1
Mantisco Co., Ltd.		623		—		—		(623)		—
Pin Therapeutics Inc.		6,033		7,217		(12,017)		1,132		2,365
Spark Biopharma Inc.		17,534		20,195		(22,187)		(2,051)		13,491
SuperNGine Co., Ltd.		17		—		—		101		118
Desilo Inc.		1		1		—		4		6
Turing Co., Ltd.		2,788		—		—		(1,371)		1,417
IGGYMOB Co., Ltd.		254		—		—		(253)		1
TMAP Mobility Co., Ltd.		30,000		90,000		(90,000)		50,000		80,000
Nextrade Co., Ltd.		56,202		—		—		—		56,202
Kukka Co., Ltd.		—		—		—		6		6
ZIPDOC Inc.		915		—		—		(683)		232
TeamSparta Inc.		12,502		5,000		(6,000)		(460)		11,042
Chabot Mobility Co., Ltd.		86		—		—		(39)		47
Wemade Connect Co., Ltd.		10,370		22,500		(22,717)		(1,959)		8,194
Channel Corporation		3,000		5,000		(6,000)		36		2,036
Bitgoeul Cheomdan Green 1st Co., Ltd.		—		—		—		868		868
KB-FT 1st Green Growth Investment Fund		—		700		—		—		700
Bigwave Robotics Crop.		—		—		—		489		489
3D Interactive Co., Ltd.		—		2,000		—		140		2,140
Key management personnel		17,619		15,025		(14,072)		(653)		17,919

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.5 Details of significant investment and withdrawal transactions with related parties for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024				2023
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Balhae Infrastructure Company	~~W~~	—	~~W~~	6,350	~~W~~	—	~~W~~	5,820
KB-SJ Tourism Venture Fund		—		4,030		—		—
Korea Credit Bureau Co., Ltd.		—		90		—		90
KB-UTC Inno-Tech Venture Fund		—		338		—		2,250
KB-Solidus Global Healthcare Fund		—		700		6,700		9,740
KB-Stonebridge Secondary Private Equity Fund		—		697		—		7,191
KB SPROTT Renewable Private Equity Fund No.1		—		6,331		—		476
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		2,184		4,779		1,800		2,572
KB Material and Parts No.1 PEF		—		3,400		—		—
KB-TS Technology Venture Private Equity Fund		—		2,464		—		672
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		—		2,825		—		7,600
Aju Good Technology Venture Fund		—		2,120		—		10,300
G payment Joint Stock Company		—		247		—		—
KB-KTB Technology Venture Fund		5,600		—		5,600		—
KB-SOLIDUS Healthcare Investment Fund		—		—		4,961		—
Paramark KB Fund No.1		4,125		—		2,862		—
FineKB Private Equity Fund No.1		6,790		1,500		—		2,125
FineKB Private Equity Fund No.2		500		250		—		—
KB No.22 Special Purpose Acquisition Company *		—		10		—		—
KB-BridgePole Venture Investment Fund		—		136		—		—
SKS-VLP New Technology Investment Fund No.2		—		—		—		1,156
JS Private Equity Fund No.3		—		755		—		—
Star-Lord General Investors Private Real Estate Investment Company No.10		—		(358)		—		—
KB Co-Investment Private Equity Fund No.1		9,131		3,173		2,208		—
POSITIVE Sobujang Venture Fund No.1		—		400		—		—
PEBBLES-MW M.C.E New Technology Investment Fund 1st		—		—		—		329
KB-NP Green ESG New Technology Venture Capital Fund		15,450		—		4,350		—
KB-Badgers Future Mobility ESG Fund No.1		9,954		—		5,540		—
Lakewood-AVES Fund No.1 *		—		2,000		2,000		—
MW-Pyco NewWave New Technology Investment Fund 4th		—		—		2,000		—
KB No.24 Special Purpose Acquisition Company *		—		—		25		25
KB No.25 Special Purpose Acquisition Company		—		—		5		—
KB No.26 Special Purpose Acquisition Company		—		—		5		—
Bitgoeul Cheomdan Green 1st Co., Ltd.		152		—		190		—
KB-SUSUNG 1st Investment Fund		—		679		2,000		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.5 Details of significant investment and withdrawal transactions with related parties for the nine-month periods ended September 30, 2024 and 2023, are as follows (cont’d):

(In millions of Korean won)	2024				2023
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
KB-SUSUNG 2st Investment Fund	~~W~~	2,000	~~W~~	—	~~W~~	—	~~W~~	—
Friend 55 New Technology Business Investment Fund		—		1,200		1,200		—
Hahn & Company No. 4-3 Private Equity Fund		—		—		8,188		—
KB No.27 Special Purpose Acquisition Company		—		—		5		—
DSIP-Pharos Bioenergy Fund		—		1,600		4,000		—
Shinhan-Eco Venture Fund 2nd		225		—		500		—
Leading H2O Fund 1		—		—		1,500		—
2023 JB Newtech No.2 Fund		—		—		1,800		—
U-KB Credit No.1S Private Equity		68		—		—		—
KB No.28 Special Purpose Acquisition Company		5		—		—		—
Timefolio Athleisure Investment Fund		4,000		—		—		—
COMPA Global Scale-Up Fund No.3		1,000		—		—		—
AKK Robotech Valueup New Technology Investment Fund		1,000		—		—		—
YG MCE PROJECT NO.1 Fund		1,500		—		—		—
KB No.29 Special Purpose Acquisition Company		10		—		—		—
KB No.30 Special Purpose Acquisition Company		10		—		—		—
KB No.31 Special Purpose Acquisition Company		10		—		—		—
IMM global Secondary 1-1 Equity Private Fund		2,499		—		—		—
Elohim-Bilanx aerospace No.1 Fund		2,000		—		—		—
KB-CJ Venture Fund 1st		1,800		—		—		—
HI YG Win-win Fund No.2		2,000		—		—		—
KB-VEP Contact Fund		395		47		—		—
Reboot Private Equity Fund		7,000		—		—		—
LIB Material Investment Fund		4,098		—		—		—
NOVORSEC-SJG Consumer Secondary Fund		1,700		—		—		—
Allra Fintech Corp.		8,532		—		—		—
KB Global Commerce Private Equity Investment Fund *		—		7,000		—		—

*	Excluded from the Group’s related party as of September 30, 2024.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.6 Unused commitments provided to related parties as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won or in a US Dollar or the Indonesian Rupiah)		September 30, 2024		December 31, 2023
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	~~W~~	6,154	~~W~~	6,154
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		565		563
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused lines of credit for credit card		85		88
TeamSparta Inc.	Loan commitments in Korean won		1,000		1,000
	Unused lines of credit for credit card		316		633
3D Interactive Co., Ltd.	Unused lines of credit for credit card		47		8
Food Factory Co., Ltd.	Unused lines of credit for credit card		52		55
CellinCells Co., Ltd.	Unused lines of credit for credit card		22		21
RAND Bio Science Co., Ltd.	Unused lines of credit for credit card		25		24
Big Dipper Co., Ltd.	Unused lines of credit for credit card		15		31
Gomi corporation Inc.	Unused lines of credit for credit card		47		45
COSES GT Co., Ltd. *	Unused lines of credit for credit card		—		29
Spark Biopharma Inc.	Unused lines of credit for credit card		40		33
Newavel Co., Ltd.	Unused lines of credit for credit card		20		17
IMBiologics Corp.	Unused lines of credit for credit card		21		18
SuperNGine Co., Ltd.	Unused lines of credit for credit card		37		37
IGGYMOB Co., Ltd.	Unused lines of credit for credit card		48		43
Pin Therapeutics Inc.	Unused lines of credit for credit card		16		39
Grinergy Co., Ltd.	Unused lines of credit for credit card		10		10
S&E Bio Co., Ltd.	Unused lines of credit for credit card		39		37
Wemade Connect Co., Ltd.	Unused lines of credit for credit card		84		156
TMAP Mobility Co., Ltd.	Unused lines of credit for credit card		759		710
Contents First Inc.	Unused lines of credit for credit card		34		135
Bigwave Robotics Crop.	Unused lines of credit for credit card		63		69
New Daegu Busan Expressway Co., Ltd.	Unused lines of credit for credit card		12		—
AIM FUTURE, Inc.	Unused lines of credit for credit card		36		—
Novorex Inc.	Unused lines of credit for credit card		14		—
Xenohelix Co., Ltd.	Unused lines of credit for credit card		6		—
ADPGREEN	Unused lines of credit for credit card		24		—
Logpresso Inc.	Unused lines of credit for credit card		34		—
DYNE MEDICAL GROUP Inc.	Unused lines of credit for credit card		106		—
TriOar Inc.	Unused lines of credit for credit card		43		—
KB-CJ Venture Fund 1st	Purchase of securities		4,200		—
KB-TS Technology Venture Private Equity Fund	Purchase of securities		110		110
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		173		864
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		11,304		13,488

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.6 Unused commitments provided to related parties as of September 30, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or the Indonesian Rupiah)		September 30, 2024		December 31, 2023
All Together Korea Fund No.2	Purchase of securities	~~W~~	990,000	~~W~~	990,000
KB-KTB Technology Venture Fund	Purchase of securities		—		5,600
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities		46,884		46,884
KB Co-Investment Private Equity Fund No.1	Purchase of securities		4,797		13,524
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities		27,369		37,323
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities		14,100		29,550
FineKB Private Equity Fund No.1	Purchase of securities		2,335		9,125
FineKB Private Equity Fund No.2	Purchase of securities		—		500
KB-Solidus Global Healthcare Fund	Purchase of securities		2,120		2,120
	Commitments on loss absorption priority		4,500		4,500
Paramark KB Fund No.1	Purchase of securities		10,365		14,490
Smart Korea KB Future9-Sejong Venture Fund	Purchase of securities		2,000		2,000
Shinhan-Eco Venture Fund 2nd	Purchase of securities		450		675
U-KB Credit No.1S Private Equity	Purchase of securities		36,034		33,582
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities		USD 2,693,142		USD 3,622,333
RMGP Bio-Pharma Investment, L.P.	Purchase of securities		USD 8,470		USD 10,027
RMG-KB BP Management Ltd.	Purchase of securities		USD 581,617		USD 630,679
RMG-KB BioAccess Fund L.P.	Purchase of securities		USD 22,062,207		USD 24,722,014
Elev8-Capital Fund I	Purchase of securities		IDR 2,028,589,221		IDR 2,445,497,800
Ascent Global Fund III	Purchase of securities		USD 32,437,479		USD 35,000,000
Key management personnel	Loan commitments in Korean won		2,827		2,666

*	Excluded from the Group’s related party as of September 30, 2024.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.7 Details of compensation to key management personnel for the nine-month periods ended September 30, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	5,227	~~W~~	750	~~W~~	10,784	~~W~~	16,761
Registered directors (non-executive)		799		—		—		799
Non-registered directors		13,230		381		22,074		35,685

	~~W~~	19,256	~~W~~	1,131	~~W~~	32,858	~~W~~	53,245

(In millions of Korean won)	2023
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	5,864	~~W~~	730	~~W~~	6,878	~~W~~	13,472
Registered directors (non-executive)		790		—		—		790
Non-registered directors		13,628		520		12,469		26,617

	~~W~~	20,282	~~W~~	1,250	~~W~~	19,347	~~W~~	40,879

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

33.8 Details of collateral provided by related parties as of September 30, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	Assets held as collateral	September 30, 2024		December 31, 2023
Key management personnel	Time deposits and others	~~W~~	1,643	~~W~~	638
	Real estate		7,432		6,326

As of September 30, 2024, Incheon Bridge Co., Ltd., a related party of the Group, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group consisting of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders consisting of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to the project financing group consisting of the Group and 5 other institutions.

34. Events After the Reporting Period

According to the resolution of the Board of Directors on October 24, 2024, the quarterly dividend per share of ~~W~~ 795 (total dividend: ~~W~~ 299,886 million) with dividend record date of September 30, 2024 were paid on November 7, 2024. The Group’s financial statements as of September 30, 2024, do not reflect this dividend payable.

Additionally, in accordance with the resolution of the Board of Directors on October 24, 2024, the Company plans to acquire shares worth ~~W~~ 100,000 million of treasury stocks through a trust contract by April 30, 2025, and plans to retire the shares after the termination of the trust contract.